  As filed with the Securities and Exchange Commission on September 10, 1999.

                                                       Registration No. 333-
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                               ----------------
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                               ----------------
                            METASOLV SOFTWARE, INC.
            (Exact Name of Registrant as Specified in its Charter)

        Delaware                     7371                    75-2476509
     (State or Other           (Primary Standard          (I.R.S. Employer
     Jurisdiction of              Industrial           Identification Number)
    Incorporation or          Classification Code
      Organization)                 Number)


                             5560 Tennyson Parkway
                              Plano, Texas 75024
                                (972) 403-8300
  (Address, including zip code, and telephone number, including area code, of the registrant's principal executive offices)
                               ----------------
                             GLENN A. ETHERINGTON
                            Chief Financial Officer
                            MetaSolv Software, Inc.
                             5560 Tennyson Parkway
                              Plano, Texas 75024
                                (972) 403-8300
(Name, address, including zip code, and telephone number, including area code, of agent for service)
                               ----------------
                                  Copies to:
            BRIAN K. BEARD                            ALAN DEAN
           ANTHONY M. ALLEN                     Davis Polk & Wardwell
       Gunderson Dettmer Stough                 450 Lexington Avenue
 Villeneuve Franklin & Hachigian, LLP         New York, New York 10017
 8911 Capital of Texas Highway, Suite              (212) 450-4000
                 4240
          Austin, Texas 78759
            (512) 342-2300
                               ----------------
  Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of this prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]
                               ----------------
                        CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                              Proposed Maximum
           Title of Each Class of                 Aggregate        Amount of
         Securities to be Registered          Offering Price(1) Registration Fee
--------------------------------------------------------------------------------
Common Stock, $0.01 par value...............     $60,000,000        $16,680
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

(1) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o).

  The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities and we are not soliciting offers to buy these +
+securities in any state where the offer or sale is not permitted.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
PROSPECTUS (Subject to Completion)
Issued      , 1999

                                       Shares

                    [LOGO OF METASOLV SOFTWARE APPEARS HERE]

                                  COMMON STOCK

                                  -----------

MetaSolv Software, Inc. is offering      shares of its common stock. This is
our initial public offering and no public market currently exists for our shares. We anticipate that the initial public offering price will be between
$   and $   per share.

                                  -----------

We have applied to list our common stock on the Nasdaq National Market under the symbol "MSLV."

                                  -----------

                 Investing in our common stock involves risks.
                    See "Risk Factors" beginning on page 5.

                                  -----------

                               PRICE $    A SHARE

                                  -----------

                                                Price  Underwriting
                                                  to   Discounts and Proceeds to
                                                Public  Commissions   MetaSolv
                                                ------ ------------- -----------
Per Share......................................  $          $            $
Total.......................................... $          $            $

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

MetaSolv Software, Inc. has granted the underwriters the right to purchase up
to an additional     shares of common stock to cover over-allotments. Morgan
Stanley & Co. Incorporated expects to deliver the shares of common stock to
purchasers on      , 1999.

                                  -----------

MORGAN STANLEY DEAN WITTER

           BANCBOSTON ROBERTSON STEPHENS

                                                       JEFFERIES & COMPANY, INC.

       , 1999

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   4
Risk Factors.............................................................   6
Use of Proceeds..........................................................  17
Dividend Policy..........................................................  17
Capitalization...........................................................  18
Dilution.................................................................  19
Selected Financial Data..................................................  20
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  21
Business.................................................................  31

                                                                            Page
                                                                            ----
Management.................................................................  47
Certain Transactions.......................................................  56
Principal Stockholders.....................................................  57
Description of Capital Stock...............................................  59
Shares Eligible for Future Sale............................................  61
Underwriters...............................................................  63
Legal Matters..............................................................  65
Change in Accountants......................................................  65
Experts....................................................................  65
Additional Information.....................................................  65
Index to Financial Statements.............................................. F-1

  MetaSolv Software, Inc. was originally incorporated as Omnicase, Inc. in Delaware on July 6, 1992. Our principal executive offices are located at 5560 Tennyson Parkway, Plano, Texas 75024 and our telephone number is (972) 403-8300. Our Web site is www.metasolv.com. The information on our Web site is not incorporated by reference into this prospectus.

  You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock.

  Unless otherwise indicated, all information in this prospectus gives effect to the conversion of all outstanding shares of preferred stock into shares of common stock effective upon the closing of the offering and assumes no exercise of the underwriters' over-allotment option.

  Until      , 1999, all dealers that buy, sell or trade the common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                               PROSPECTUS SUMMARY

  You should read this summary together with the more detailed information and our financial statements and notes appearing elsewhere in this prospectus.

                               METASOLV SOFTWARE

  We are a leading provider of order management and service provisioning, or O&P, solutions for next-generation telecommunications service providers. Our Telecom Business Solution, or TBS, software is a comprehensive O&P solution that encompasses all of the functions necessary to fulfill customer requests for telecommunications service. Currently, we have over 50 customers including market-leading competitive local exchange carriers, or CLECs, such as Allegiance Telecom and GST Telecommunications; broadband backbone providers, such as Qwest Communications and Williams Communications; incumbent service providers, such as GTE and ALLTEL; long distance providers, such as BellSouth and Ameritech; and new data CLECs such as HarvardNET and GTE Global Networks Infrastructure.

  We developed our TBS software to address the complex O&P needs of next-generation service providers using an open architecture, which facilitates customization and integration with existing software applications by our customers, partners, and third parties. Next-generation service providers offer a bundled set of telecommunications services, including local exchange, private line, domestic and international long distance, enhanced voice, data and a full suite of Internet services. Based on recent industry reports, we estimate the worldwide spending on third party O&P solutions by these next-generation service providers will grow by over 40% per year to $1.2 billion in 2001.

  Founded in 1992, we have leveraged our expertise in building and deploying mission-critical, enterprise-wide applications to build a software company focused on providing commercial, off-the-shelf software to the telecommunications industry. We began development of an ordering and provisioning solution in early 1994 in conjunction with ALLTEL, an incumbent service provider upgrading its legacy operations support system infrastructure. This initial product release was focused on the long distance access and private line business of incumbent service providers and competitive access providers. In response to the needs of the CLEC market created by the Telecommunications Act of 1996, we expanded our product line to support the resale and wholesale of local exchange and long distance services. In early 1997, we expanded our TBS software to support convergent voice and data services. Throughout 1998 and 1999, we enhanced our TBS software to provide support for the ordering and provisioning of Internet protocol, or IP, based networks and services.


                                  THE OFFERING

Common stock offered...................
                                                              shares
                                                              shares
Common stock to be outstanding after
 this offering.........................
Use of proceeds........................
                                          For general corporate purposes,
                                          including working capital.
Proposed Nasdaq National Market           MSLV
 symbol................................

                             SUMMARY FINANCIAL DATA

                                                                 Six Months
                                      Year Ended December 31,  Ended June 30,
                                      -----------------------  ----------------
                                       1996    1997    1998     1998     1999
                                      ------- ------- -------  -------  -------
                                       (in thousands, except per share data)
                                                                 (unaudited)
Statement of Operations Data:
Revenues:
 License............................. $ 1,895 $ 5,262 $23,432  $ 6,548  $17,165
 Service.............................   3,170   6,283  19,144    6,775   14,971
                                      ------- ------- -------  -------  -------
   Total revenues....................   5,065  11,545  42,576   13,323   32,136
                                      ------- ------- -------  -------  -------
Cost of revenues:
 License.............................      69     223   1,298      423      900
 Service.............................   1,090   3,302  14,803    4,727   11,690
                                      ------- ------- -------  -------  -------
   Total cost of revenues............   1,159   3,525  16,101    5,150   12,590
                                      ------- ------- -------  -------  -------
Gross profit.........................   3,906   8,020  26,475    8,173   19,546
Total operating expenses.............   3,325   7,955  26,983    9,752   18,476
                                      ------- ------- -------  -------  -------
Income (loss) from operations........ $   581 $    65 $  (508) $(1,579) $ 1,070
                                      ======= ======= =======  =======  =======
Net income (loss).................... $   648 $   120 $  (186) $(1,312) $   716
                                      ======= ======= =======  =======  =======
Earnings (loss) per share:
 Basic............................... $  0.11 $  0.02 $ (0.03) $ (0.23) $  0.12
 Diluted............................. $  0.06 $  0.01 $ (0.03) $ (0.23) $  0.05
Weighted-average shares outstanding:
 Basic...............................   5,702   5,705   5,736    5,711    5,852
 Diluted.............................  11,220  12,472   5,736    5,711   15,627

  The following table presents our summary balance sheet at June 30, 1999. The pro forma balance sheet data reflect the conversion of our preferred stock outstanding as of June 30, 1999 into 8,122,653 shares of common stock and the
pro forma as adjusted data reflect our sale of      shares of our common stock
in this offering at an assumed initial public offering price of $ per share and the application of the estimated net proceeds.

                                                        As of June 30, 1999
                                                   -----------------------------
                                                                      Pro Forma
                                                   Actual  Pro Forma As Adjusted
                                                   ------- --------- -----------
                                                          (in thousands)
                                                            (unaudited)
Balance Sheet Data:
Cash and cash equivalents......................... $11,222  $11,222     $
Working capital...................................   9,963    9,963
Total current liabilities.........................  18,431   18,431
Redeemable convertible preferred stock............  12,610      --
Total stockholders' equity........................   2,587   15,197

                                 RISK FACTORS

  You should carefully consider the following risks before making an investment decision. Any of the following risks could seriously harm our business or adversely affect our financial condition or results of operations. As a result, these risks could cause the decline in the trading price of our common stock, and you may lose all or part of your investment. You should also refer to the other information set forth in this prospectus, including our financial statements and the related notes.

Risks Related to Our Business

  We Have a Limited Operating History with Inconsistent Profitability, which Makes our Future Operating Results Uncertain

  We were founded in July 1992 and began development of an ordering and provisioning solution in early 1994. Accordingly, our prospects must be considered in light of the risks and difficulties frequently encountered by companies in the early stage of development, particularly companies in new, rapidly evolving and highly competitive markets. To address these risks, we must respond effectively to competition, continue to attract, retain and motivate qualified personnel and continue to improve our products. Although we have achieved profitability in the most recent six-month period ended June 30, 1999, we had a net loss in the year ended December 31, 1998, following three years of only limited profitability. Our operating losses and marginal profitability have been due in part to the commitment of significant resources to our research and development, sales and marketing and professional services organizations. We expect to devote additional resources to these areas and, as a result, will need to continue increasing our quarterly revenues to maintain profitability. Although our revenues have increased in recent periods, we cannot be certain that our revenues will grow at past rates or that we will sustain profitability on a quarterly or annual basis in the future.

  Our Quarterly Operating Results Have Varied Significantly and May Cause Our Stock Price to Fluctuate

  Our quarterly operating results have varied significantly and are difficult to predict. As a result, we believe that period-to-period comparisons of our results of operations are not a good indication of our future performance. It is likely that in some future quarter or quarters our operating results will be below the expectations of public market analysts or investors. In such an event, the market price of our common stock may decline significantly. A number of factors are likely to cause our quarterly results to vary, including:

  .  Our ability to sell new and follow-on product licenses;

  . The amount and timing of expenditures by our customers for order management and provisioning solutions;

  . Our customers' willingness to buy, rather than build, order management and provisioning solutions;

  . The timing of individual software orders, particularly those involving large license fees that would materially affect our revenues in a given quarter;

  . Delays in implementation of our software, impacting our recognition of service revenues;

  .  Changes in our mix of license and services revenue;

  .  The introduction of new products and services by us or our competitors;

  .  Changes in our pricing policies or those of our competitors;

  . Our ability to manage costs, including personnel costs and support services costs;

  . The utilization rate of our professional services employees and the extent to which we use third party subcontractors to provide consulting services;

  .  Costs related to possible acquisitions of other businesses;

  .  Our ability to collect outstanding accounts receivable;

  . Innovation and introduction of new technologies, products and services in the telecommunications and information technology industries; and

  .  Costs related to the expansion of our operations.

  We forecast the volume and timing of orders for our operational planning, but these forecasts are based on many factors and subjective judgments, and we can not assure their accuracy. We have hired and trained a large number of personnel in core areas, including product development and professional services, based on our forecast of future revenues. As a result, a significant portion of our operating expenses are fixed in the short term. Therefore, failure to generate revenues according to our expectations in a particular quarter could have an immediate negative effect on results for that quarter.

  We operate with virtually no backlog because we ship software products and perform services shortly after orders are received. As a result, our quarterly revenues are largely dependent upon orders booked and delivered during that quarter. We expect that our sales will continue to involve large financial commitments from a relatively small number of customers. As a result, the cancellation, deferral, or failure to complete the sale of even a small number of licenses for our products and related services may cause our revenues to fall below expectations. Also, we have often booked a large portion of our quarterly sales in the last month of any given quarter, and often in the last week of that month. Accordingly, delays in the completion of sales near the end of a quarter could cause quarterly revenues to fall substantially short of anticipated levels. Significant sales may also occur earlier than expected, which could cause operating results for later quarters to compare unfavorably with operating results from earlier quarters.

  Some contracts for software licenses may not qualify for revenue recognition upon product delivery. Revenue may be deferred when there are significant elements required under the contract that have not been completed, there are express conditions relating to product acceptance, or when collection is not considered probable. Because of these uncertainties we may not be able to predict accurately when revenues from these contracts will be recognized.

  If We Fail to Accurately Estimate the Resources Necessary to Complete Any Fixed-Price Contract, Or If We Fail to Meet Our Performance Obligations, We May Be Required to Absorb Cost Overruns and We May Suffer Losses On Projects

  In addition to time and materials contracts, we have periodically entered into fixed-price contracts for software implementation, and we may do so in the future. These fixed-price contracts involve risks because they require us to absorb possible cost overruns. Our failure to accurately estimate the resources required for a project or our failure to complete our contractual obligations in a manner consistent with the project plan would likely cause us to have lower margins or to suffer a loss on such a project, which would negatively impact our operating results. In specific circumstances, we have been required to commit unanticipated additional resources to complete projects. We may experience similar situations in the future. In addition, for specific projects, we may fix the price before the requirements are finalized. This could result in a fixed price that turns out to be too low, which would cause us to suffer a loss on the project that would negatively impact our operating results.

  We Rely on a Limited Number of Customers for a Significant Portion of Our Revenues

  We currently derive, and we expect to continue to derive, a significant portion of our revenues through large financial commitments by a limited number of customers. For the six months ended June 30, 1999, our ten largest customers accounted for approximately 65% of our total revenues, with Qwest Communications, Time Warner Communications and Allegiance Telecom accounting for 14%, 8% and 8% of the total, respectively. The amount of revenue we derive from a specific customer is likely to vary from period to period, and a major customer in one period may not produce significant additional revenue in a subsequent period. To the extent that any major customer terminates its relationship with us, our revenues could decline significantly.

  We Have Relied and Expect to Continue to Rely on Sales of Our Telecom Business Solution Product for Our Revenue

  We currently derive all of our revenues from the licensing, related professional services and maintenance and support of our Telecom Business Solution software product. We expect that we will continue to depend on revenue related to new and enhanced versions of our TBS software for the foreseeable future. We cannot be certain that we will be successful in upgrading and marketing our TBS software or that we will successfully develop and market new products or services. Any failure to continue to increase revenue related to our existing products or to generate revenue from new products and services would adversely affect our operating results and financial condition.

  In Order to Increase Market Awareness of Our Products and Generate Increased Revenue, We Need to Expand Our Sales and Distribution Capabilities

  We must expand our direct and indirect sales operations to increase market awareness of our products and to generate increased revenue. We cannot be certain that we will be successful in these efforts. Our products and services require a sophisticated sales effort targeted at the senior management of our prospective customers. New hires will require training and take time to achieve full productivity. We cannot be certain that our recent hires will become as productive as necessary or that we will be able to hire enough qualified individuals in the future. We also plan to expand our relationships with systems integrators and other third-party resellers to build an indirect sales channel. Failure to expand these sales channels would adversely affect our revenues and operating results. In addition, we will need to manage potential conflicts between our direct sales force and third-party reselling efforts.

  We Depend on Certain Key Personnel, and the Loss of Any Key Personnel Could Affect Our Ability to Compete

  We believe that our success will depend on the continued employment of our senior management team and key technical personnel. This dependence is particularly important to our business because personal relationships are a critical element of obtaining and maintaining business contacts with our customers. Our senior management team and key technical personnel would be very difficult to replace and the loss of any of these key employees could seriously harm our business. In addition, we currently do not have non-compete agreements in place, and if any of these key employees joins a competitor or forms a competing company, some of our customers might choose to use the products or services of that competitor or of a new company instead of ours.

  Our Ability to Attract, Train and Retain Qualified Employees is Crucial to Results of Operations and Future Growth

  As a company focused on the development, sale and delivery of software products and related services, our personnel are our most valued assets. Our future success depends in large part on our ability to hire, train and retain software developers, systems architects, project managers, telecommunications business process experts, systems analysts, trainers, writers, consultants and sales and marketing professionals of various experience levels. Skilled personnel are in short supply, and this shortage is likely to continue. As a result, competition for these people is intense, and the industry turnover rate for them is high. Any inability to hire, train and retain a sufficient number of qualified employees could hinder the growth of our business. In addition, we believe that the prospective employees that we target after the offering may perceive that the stock option component of our compensation packages is not as valuable as the component was prior to this offering. Consequently, we may have difficulty hiring our desired numbers of qualified employees after this offering. Moreover, even if we are able to expand our employee base, the resources required to attract and retain such employees may adversely affect our operating margins.

  Our Future Success Depends on Our Continued Use of Strategic Relationships to Implement and Sell Our Products

  We have entered into relationships with third-party systems integrators, as well as with hardware platform and software applications developers. We rely on these third parties to assist our customers and to lend expertise in large scale, multi-system implementation and integration projects, including overall program management and development of custom interfaces for our product. Should these third parties go out of business or choose not to provide these services, we may be forced to develop those capabilities internally, incurring significant expense and adversely affecting our operating margins. In addition, we have derived and anticipate that we will continue to derive, a significant portion of our revenues from customers that have established relationships with our marketing and platform partners. We could lose sales opportunities if we fail to work effectively with these parties or fail to grow our base of marketing and platform partners.

  Failure to Manage Our Growth May Adversely Affect Our Business

  We have grown rapidly and expect to continue to grow rapidly by hiring new employees and by expanding our offering of products and services. For example, our headcount has grown from 144 as of January 1, 1998 to 337 as of June 30, 1999, and several members of our senior management team have only recently joined us. Our growth has resulted in new and increased responsibilities for management and will continue to place a significant strain on our internal systems. In order to accommodate the increased number of transactions and customers and the increased size of our operations, we will need to hire, train and retain the appropriate personnel to manage our operations. We will also need to improve our financial and management controls, reporting systems and operating systems. We are currently implementing new systems for our human resource and accounting functions. We plan to redesign several internal control systems, including contract and order management systems. We may encounter difficulties in transitioning to the new systems, and even after we implement these systems, our personnel, systems, procedures and controls may be inadequate to support our future operations.

  Our Planned International Operations Face Additional Risks That Could Harm Our Business

  To date, international revenues have been minimal. We intend, however, to expand our operations in the future by opening more international offices and will need to devote significant management and financial resources for our international expansion. In particular, we will have to attract experienced management, technical, sales, marketing and support personnel for our international offices. Competition for these people is intense and we may be unable to attract qualified staff. International expansion may be more difficult or take longer than we anticipate, especially due to language barriers, currency exchange risks and the fact that the telecommunications infrastructure in foreign countries may be less advanced than the telecommunications infrastructure in the United States. If we are unable to expand our international operations successfully and in a timely manner, our expenses could increase at a greater rate than our revenues, and our operating results could be adversely affected.

  Moreover, international operations are subject to a variety of additional risks that could adversely affect our operating results and financial condition. These risks include the following:

  .  Longer payment cycles;

  .  Problems in collecting accounts receivable;

  .  The impact of recessions in economies outside the United States;

  .  Unexpected changes in regulatory requirements;

  .  Higher levels of regulation specific to the telecommunications industry;

  . Trade barriers and barriers to foreign investment, in some cases specifically applicable to the telecommunications industry;

  .  Barriers to the repatriation of capital or profits;

  .  Fluctuations in currency exchange rates;

  .  Restrictions on the import and export of certain technologies;

  .  Lower protection for intellectual property rights;

  . Seasonal reductions in business activity during the summer months, particularly in Europe;

  .  Potentially adverse tax consequences;

  . Increases in tariffs, duties, price controls or other restrictions on foreign currencies; and

  .  Requirements of a locally domiciled business entity.

  Potential Future Acquisitions Could Be Difficult to Integrate, Disrupt Our Business, Dilute Stockholder Value and Adversely Affect Our Operating Results

  We may acquire other businesses in the future, which would complicate our management tasks. We may need to integrate widely dispersed operations that have different and unfamiliar corporate cultures. These integration efforts may not succeed or may distract management's attention from existing business operations. Our failure to successfully manage future acquisitions could seriously harm our business. Also, our existing stockholders would be diluted if we financed the acquisitions by issuing equity securities.

  Our Failure to Meet Customer Expectations or Deliver Error-Free Software Could Result in Losses and Negative Publicity

  The complexity of our products and the potential for undetected software errors increase the risk of claims and claim-related costs. Due to the mission-critical nature of order management and service provisioning systems, undetected software errors are of particular concern. The implementation of our products, which we accomplish through our professional services division and with our partners, typically involves working with sophisticated software, computing and communications systems. If we experience difficulties with an implementation or do not meet project milestones in a timely manner, we could be obligated to devote more customer support, engineering and other resources to a particular project and to provide these services at reduced or no charge. If our software contains undetected errors or we fail to meet our customers' expectations or project milestones in a timely manner, we could experience:

  . Delayed or lost revenues and market share due to adverse customer reaction;

  .  Loss of existing customers;

  . Negative publicity regarding us and our products, which could adversely affect our ability to attract new customers;

  . Expenses associated with providing additional products and services to a customer at a reduced charge or at no charge;

  . Claims for substantial damages against us, regardless of our responsibility for any failure;

  .  Increased insurance costs; and

  .  Diversion of development and management time and resources.

  Our licenses with customers generally contain provisions designed to limit our exposure to potential claims, such as disclaimers of warranties and limitations on liability for special, consequential and incidental damages. In addition, our license agreements usually cap the amounts recoverable for damages to the amounts paid by the licensee to us for the product or services giving rise to the damages. However, we cannot be sure that these contractual provisions will protect us from additional liability. Furthermore, our general liability insurance coverage may not continue to be available on reasonable terms or in sufficient amounts to cover one or more large claims, or the insurer may disclaim coverage as to any future claim. The successful assertion of any large claim against us could adversely affect our operating results and financial condition.

  Our Business Could Be Affected by Year 2000 Issues

  Many currently installed computer systems and software products have been designed to accommodate only two digit entries to represent the year in the date field. As a result, these systems may be unable to determine whether the designation "00" means the year 1900 or the year 2000. This may result in system failures or the creation of erroneous results and is commonly known as the Year 2000 problem.

  We must assess the impact of the Year 2000 problem on software sold to customers, internal information systems, and the impact on significant vendors of products and services. We have established a Year 2000 program management office to ensure that we have adequately addressed exposures related to the Year 2000 and are Year 2000 ready. "Year 2000 ready" means that the performance or functionality of both our TBS software and our internal systems will not be significantly affected by the dates prior to, during and after the Year 2000, to include leap year calculations and specific day-of-the-week calculations.

  Our review of our TBS software for Year 2000 readiness is performed as part of our normal quality assurance function. As of the date of this prospectus, we have identified no material Year 2000 compliance issues with respect to any TBS software that is currently being operated by our customers. However, our TBS software operates in complex network environments and must interact with many different hardware and software systems. We have not performed extensive tests on all hardware and software that may operate in conjunction with our TBS software. Accordingly, some customers may experience Year 2000 problems, which may require our assistance to correct.

  Through a risk analysis completed by our Year 2000 program management office, we have identified the critical systems within our internal operations that may be affected by Year 2000 issues. We believe we have identified substantially all major computers, software applications and related equipment used within our internal operations that must be upgraded or replaced to minimize the possibility of a disruption to our business. The version of accounting software we currently use is not Year 2000 ready. Rather than upgrade to a new version of software, we have elected to replace this system with a new management reporting system that will be much more flexible as we grow. We expect this conversion to be completed during the fourth quarter of 1999. However, if we are not ready to convert, we believe that it would be possible to upgrade to a Year 2000 ready version of our existing software, or to process data manually until the new system is ready for conversion.

  In addition to our accounting system, our business is also dependent upon software to operate our e-mail system, software development and testing tools and office software applications. We are unaware of any material costs or operational issues associated with preparing these internal systems for the year 2000.

  Our business is also dependent upon computer controlled systems of third parties such as vendors, customers and public service providers. The operation of our office and facilities equipment, such as elevators, fax machines, photocopiers, security systems and telephone switches may all be affected by the Year 2000 problem. We have contacted each of our vendors to obtain assurance that these systems are Year 2000 ready, however, not all vendors have responded. In addition, we have not independently tested the claims of our vendors who have responded. We believe that, absent a critical failure of electrical, telephone or other public services beyond our control, Year 2000 problems experienced by third parties will not have a material impact on our operations.

  We are currently developing contingency plans to be implemented in the event that we fail to identify all of the Year 2000 problems affecting our internal systems. These plans could include accelerated replacement of equipment and software, short-term use of back-up systems, manipulation of system dates or manual workarounds until any problems are corrected.

  Despite our efforts, there is no assurance that we will be able to identify and correct all Year 2000 problems. Any failure to achieve Year 2000 readiness could result in a decrease in revenues, an increase in resources required to address the Year 2000 problems of our customers or an increase in litigation costs relating to losses suffered by our customers as a result of the Year 2000 problem. The costs associated with remediating any Year 2000 problems have not been material to date. Although we do not anticipate that these costs will be material in the future, we cannot assure you that these future costs will not be material.

  Our Business Will Suffer if We Are Not Able to Protect Our Intellectual Property and Proprietary Rights

  Our success depends in part on our proprietary software technology. We rely on a combination of patent, trademark, trade secret and copyright law and contractual restrictions to protect our technology. We cannot guarantee that the steps we have taken to protect our proprietary rights will be adequate to deter misappropriation of our intellectual property, and we may not be able to detect unauthorized use and take appropriate steps to enforce our intellectual property rights. If third parties infringe or misappropriate our copyrights, trademarks, trade secrets or other proprietary information, our business could be seriously harmed. In addition, although we believe that our proprietary rights do not infringe on the intellectual property rights of others, other parties may assert infringement claims against us or claim that we have violated their intellectual property rights. Claims against us, even if not true, could result in significant legal and other costs and may be a distraction to management. We currently focus on intellectual property protection within the United States. Protection of intellectual property outside of the United States will sometimes require additional filings with local patent, trademark, or copyright offices, as well as the implementation of contractual or license terms different from those used in the United States. Protection of intellectual property in many foreign countries is weaker and less reliable than in the United States. If our business expands into foreign countries, costs and risks associated with protecting our intellectual property abroad will increase.

Risks Related to Our Industry

  The Telecommunications Market is Changing Rapidly

  Over the last decade, the market for telecommunications products and services has been characterized by rapid technological developments, evolving industry standards, dramatic changes in the regulatory environment, emerging companies and frequent new product and service introductions. Our future success depends largely on our ability to enhance our existing products and services and to introduce new products and services that are based on leading technologies and that are capable of adapting to changing technologies, industry standards and customer preferences. In addition, we must hire, train and retain professionals who can fulfill the increasingly sophisticated needs of our customers. If we are unable to successfully respond to these technological developments or do not respond in a timely or cost-effective way, our sales could decline and our costs for developing competitive products could increase.

  New technologies, services or standards could require significant changes in our business model, development of new products or provision of additional services. New products and services may be expensive to develop and may result in the introduction of additional competitors into the marketplace. Furthermore, if the overall market for order management and service provisioning systems grows more slowly than we anticipate, or if our products and services fail in any respect to achieve market acceptance, operating results and financial condition could be materially adversely affected.

  The Telecommunications Industry is Experiencing Consolidation

  The telecommunications industry has experienced significant consolidation. In the future, there may be fewer potential customers requiring operations support systems and related services, increasing the level of competition in the industry. In addition, larger, consolidated telecommunications companies have strengthened their purchasing power, which could create pressure on the prices and the margins we could realize. These companies are also striving to streamline their operations by combining different telecommunications systems and the related operations support systems into one system, reducing the number of vendors needed. Although we have sought to address this situation by continuing to market our products and services to new customers and by working with existing customers to provide products and services that they need to remain competitive, we cannot be certain that we will not lose customers as a result of industry consolidation.

  Competition from Larger, Better Capitalized or Emerging Competitors for the Telecommunications Products and Services that We Offer Could Result in Price Reductions, Reduced Gross Margins and Loss of Market Share

  Competition in the telecommunications products market is intense. We compete against other companies selling telecommunications software and services and against the in-house development efforts of our customers. We expect competition to persist and intensify in the future. We cannot be certain that we will be able to compete successfully with existing or new competitors, and increased competition could result in price reductions, reduced gross margins and loss of market share.

  Our current competitors include, and may in the future include, other providers of operations support systems, such as Telcordia Technologies (formerly Bellcore), Lucent Technologies, Architel Systems and Eftia OSS Solutions, large systems integrators such as the consulting arms of the "Big Five" accounting firms, and outsourcing firms, such as Computer Sciences, Electronic Data Systems and Perot Systems. In addition, some large information technology consulting firms have announced that they will focus more resources on telecommunications opportunities within our market.

  Many of our current competitors have longer operating histories, a larger customer base, greater brand recognition and greater financial, technical, marketing and other resources than we do. This may place us at a disadvantage in responding to our competitors' pricing strategies, technological advances, advertising campaigns, strategic partnerships and other initiatives. In addition, many of our competitors have well-established relationships with our current and potential customers and have extensive knowledge of our industry. As a result, our competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements. They may also be able to devote more resources to the development, promotion and sale of their products and services than we can. To the extent that our competitors offer customized products that are competitive with our more standardized product offerings, our competitors may have a substantial competitive advantage, which may cause us to lower our prices and realize lower margins.

  Current and potential competitors also have established or may establish cooperative relationships among themselves or with others to increase their ability to address customer needs. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. In addition, some of our competitors may develop products and services that are superior to, or have greater market acceptance than, the products and related services that we offer.

  Our Business Depends Heavily on the Continued Growth of the Internet and Internet-Based Services

  Our success depends heavily on the Internet being accepted and widely used as a medium of commerce and communication. The growth of the Internet has driven changes in the public telecommunications network and has given rise to the growth of the next-generation service providers who are our core customers. Rapid growth in the use of the Internet and on-line services is a recent phenomenon, and it may not continue. If use of the Internet does not continue to grow or grows more slowly than expected, the market for software that manages Internet protocol-based communications may not develop and our sales would be adversely affected. Consumers and businesses may reject the Internet as a viable commercial medium for a number of reasons, including potentially inadequate network infrastructure, slow development of technologies or insufficient commercial support. The Internet infrastructure may not be able to support the demands placed on it by increased Internet usage and bandwidth requirements. In addition, delays in the development or adoption of new standards and protocols required to handle increased levels of Internet activity, or increased government regulation could cause the Internet to lose its viability as a commercial medium. Even if the required infrastructure, standards, protocols or complementary products, services or facilities are developed, we may incur substantial expense adapting our solutions to changing or emerging technologies.

  Changes in Telecommunications Regulation Could Adversely Affect Our Business

  Our customers are subject to extensive regulation as telecommunications service providers. Changes in legislation or regulation that adversely affect our existing and potential customers could seriously affect our business and financial condition.

Risks Related to This Offering

  Our Stock Price May Be Volatile Because Our Shares Have Not Been Publicly Traded Before this Offering

  Prior to this offering, you could not buy or sell our common stock publicly. Accordingly, we cannot assure you that an active public trading market for our stock will develop or be sustained after this offering. The market price after this offering may vary significantly from the initial offering price in response to any of the following factors, some of which are beyond our control:

  .  Variations in our quarterly operating results;

  . Changes in financial estimates or investment recommendations by securities analysts relating to our stock;

  . Changes in market valuations of other telecommunications service providers or telecommunications businesses;

  . Announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

  .  Loss of a major customer;

  .  Additions or departures of key personnel;

  .  The potential for future sales of our common stock; and

  . Fluctuations in the stock market price and volume of traded shares generally, especially fluctuations in the traditionally volatile technology sector.

  We Are at Risk of Securities Class Action Litigation Due to Our Expected Stock Price Volatility

  In the past, securities class action litigation has often been brought against companies following periods of volatility in the market price of their securities. Due to the potential volatility of our stock price, we may be the target of similar litigation in the future. Securities litigation could result in substantial costs and divert management's attention and resources, which could adversely affect our operating results and financial condition.

  Purchasers in this Offering Will Incur Immediate and Substantial Dilution

  The initial public offering price of our common stock will be substantially higher than the book value per share of the outstanding common stock. As a result, investors purchasing common stock in this offering will incur immediate and substantial dilution.

  We May Need to Raise Additional Capital that May Not Be Available

  We expect that the net proceeds from this offering will be sufficient to meet our working capital and capital expenditure needs for at least the next 12 months. After that, we may need to raise additional funds, and we cannot be certain that we will be able to obtain additional financing on favorable terms, if at all. If we need additional capital and cannot raise it on acceptable terms, we may not be able to:

  .  Develop enhancements and additional features for our products;

  .  Develop new products and services;

  .  Hire, train and retain employees;

  .  Enhance our infrastructure;

  .  Respond to competitive pressures or unanticipated requirements;

  .  Pursue international expansion; or

  .  Pursue acquisition opportunities.

  Concentration of Ownership May Have the Effect of Delaying or Preventing a Change in Control

  Upon completion of this offering, our directors, executive officers, existing stockholders and each of their affiliates will beneficially own, in the aggregate, approximately % of our outstanding common stock. This percentage will be % if the underwriters exercise their over-allotment option in full. As a result, these stockholders will be able to exercise significant influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions.

  We Have Various Mechanisms in Place to Discourage Takeover Attempts

  Our certificate of incorporation and bylaws may discourage, delay or prevent a change in control of MetaSolv that a stockholder may consider favorable. Our charter and bylaws include provisions:

  .  Authorizing the issuance of "blank check" preferred stock;

  . Providing for a classified board of directors with staggered, three-year terms;

  .  Prohibiting cumulative voting in the election of directors;

  . Requiring super-majority voting to effect certain amendments to our certificate of incorporation and bylaws;

  .  Limiting the persons who may call special meetings of stockholders;

  .  Prohibiting stockholder action by written consent; and

  . Establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

  In addition, Section 203 of the Delaware General Corporation Law and our stock incentive plans may discourage, delay or prevent a change in control of MetaSolv.

  Our Stock Price Could Be Affected by Shares Becoming Available for Sale

  Sales of a substantial number of shares of common stock after this offering could adversely affect the market price of the common stock and could impair our ability to raise capital through the sale of additional equity securities. For a description of the shares of our common stock that are available for future sale, see "Shares Eligible for Future Sale."

  We Have Substantial Discretion as to How to Spend the Proceeds From this Offering

  Our management has broad discretion as to how to spend the proceeds from this offering and may spend these proceeds in ways with which our stockholders may not agree. We cannot predict that investment of the proceeds will yield a favorable or any return.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

  Some of the statements under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business," and elsewhere in this Prospectus constitute forward-looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our or our industry's actual results, levels of activity, performance, or achievements to be materially different from those expressed or implied by any forward-looking statements. Some of these factors are listed under "Risk Factors" and elsewhere in this prospectus. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of those statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform them to actual results.

                                USE OF PROCEEDS

  Our net proceeds from the sale of    shares of common stock in this offering
are estimated to be $  , assuming an initial public offering price of $   per
share, and after deducting estimated underwriting discounts and commissions and estimated offering expenses. The net proceeds of this offering are
estimated to be $   if the underwriters' over-allotment option is exercised in full. The primary purposes of this offering are to obtain additional equity capital, create a public market for our common stock and facilitate future access to public markets. We expect to use the net proceeds for general corporate purposes, including working capital. A portion of the net proceeds may also be used for the acquisition of businesses that are complementary to ours. However, we have no current plans, agreements or commitments and are not currently engaged in any negotiations with respect to any acquisition transaction. Pending these uses, we will invest the net proceeds of this offering in investment grade, interest-bearing securities.

                                DIVIDEND POLICY

  We have not paid any cash dividends since our inception and do not intend to pay any cash dividends in the foreseeable future.

                                CAPITALIZATION

  The following table sets forth our capitalization as of June 30, 1999. The pro forma information reflects the filing of an amended and restated certificate of incorporation to provide for authorized capital stock of 100,000,000 shares of common stock and 10,000,000 shares of undesignated preferred stock and the conversion of all shares of preferred stock outstanding as of June 30, 1999 into 8,122,653 shares of common stock upon completion of this offering. The pro forma as adjusted information reflects the receipt of the estimated net proceeds from the sale by us of the shares of
common stock in this offering at an assumed initial offering price of $   per
share. The outstanding share information excludes 3,388,950 shares of common stock issuable on exercise of outstanding options as of June 30, 1999 with a weighted average exercise price of $3.92 per share and 281,930 shares of common stock reserved for issuance under our stock plan as of June 30, 1999. This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and accompanying notes.

                                                      As of June 30, 1999
                                                 ------------------------------
                                                                     Pro Forma
                                                 Actual   Pro Forma As Adjusted
                                                 -------  --------- -----------
                                                  (in thousands, except share
                                                      and per share data)
Redeemable convertible preferred stock,
   4,797,653 shares authorized, issued and
   outstanding, actual; no shares authorized,
   issued or outstanding, pro forma and pro
   forma as adjusted............................ $12,610   $   --      $ --
Stockholders' equity:
  Convertible preferred stock, 3,325,000 shares
   authorized,      issued and outstanding,
   actual; no shares authorized, issued or
   outstanding, pro forma and pro forma as
   adjusted.....................................      18       --        --
  Preferred stock, $.01 par value, no shares
   authorized, issued or outstanding, actual;
   10,000,000 shares authorized, pro forma and
   pro forma as adjusted, no shares issued or
   outstanding, pro forma and pro forma as
   adjusted.....................................     --        --        --
  Common stock, $.01 par value, 23,000,000
   shares authorized, 5,901,120 shares issued,
   actual; 100,000,000 shares authorized,
   14,023,773 shares issued, pro forma;
   100,000,000 shares authorized,    shares
   issued, pro forma as adjusted................      59       140
  Additional paid-in capital....................   1,948    14,495
  Treasury stock--at cost, 12,000 shares........     (14)      (14)
  Retained earnings.............................     576       576
                                                 -------   -------     -----
    Total stockholders' equity..................   2,587    15,197
                                                 -------   -------     -----
    Total capitalization........................ $15,197   $15,197     $
                                                 =======   =======     =====

                                   DILUTION

  The pro forma net tangible book value of our common stock as of June 30, 1999, giving effect to the conversion of all shares of preferred stock outstanding as of June 30, 1999 into common stock on the closing of this offering, was $15,197,000, or approximately $1.08 per share. Pro forma net tangible book value per share represents the amount of our stockholders' equity, divided by 14,011,773 shares of common stock outstanding, after giving effect to the conversion of the preferred stock outstanding as of June 30, 1999 into shares of common stock.

  Dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the pro forma net tangible book value per share of common stock immediately after completion of this offering. After giving effect to the sale by us of the shares of common stock in this offering at an assumed initial
offering price of $   per share and after deducting the estimated underwriting
discounts and commissions and estimated offering expenses and the application of the estimated net proceeds from this offering, our pro forma net tangible
book value as of June 30, 1999, would have been $  , or $   per share. This
represents an immediate increase in net tangible book value of $ per share to existing stockholders and an immediate dilution in net tangible book value of
$   per share to purchasers of common stock in this offering. The following table illustrates the per share dilution:

Assumed initial public offering price per share.......................      $
  Pro forma net tangible book value per share as of June 30, 1999..... $
  Increase per share attributable to new investors....................
                                                                       ----
Pro forma net tangible book value per share after this offering.......
                                                                            ----
Dilution per share to new investors...................................      $
                                                                            ====

  The following table sets forth on a pro forma basis as of June 30, 1999, after giving effect to the conversion of all outstanding shares of preferred stock into common stock upon completion of this offering, the difference between the number of shares of common stock purchased from MetaSolv, the total consideration paid to MetaSolv and the average price paid by existing stockholders and by new investors, before deduction of estimated discounts and commission and estimated offering expenses payable by us:

                                 Shares Purchased  Total Consideration  Average
                                ------------------ -------------------   Price
                                  Number   Percent   Amount    Percent Per Share
                                ---------- ------- ----------- ------- ---------
Existing stockholders.......... 14,011,773       % $14,621,000       %   $1.04
New investors..................
                                ----------  -----  -----------  -----
  Total........................             100.0% $            100.0%
                                ==========  =====  ===========  =====

  As of June 30, 1999, there were options outstanding to purchase a total of 3,388,950 shares of common stock at a weighted average exercise price of $3.92 per share under our 1992 Stock Option Plan. To the extent these outstanding options are exercised, there will be further dilution to new investors.

  If the underwriters' over-allotment option is exercised in full, the number
of shares held by new investors will increase to     shares, or   % of the
total number of shares of common stock outstanding after this offering.

                            SELECTED FINANCIAL DATA

  The following selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus. The selected statement of operations data for the years ended December 31, 1996, 1997 and 1998 and the selected balance sheet data at December 31, 1997 and 1998, are derived from, and are qualified by reference to, the audited financial statements included elsewhere in this prospectus. The selected statement of operations data for the years ended December 31, 1994 and 1995, and the balance sheet data as of December 31, 1994, 1995 and 1996 are derived from our audited financial statements not included in this prospectus. The selected statement of operations data for each of the six-month periods ended June 30, 1998 and 1999, and the selected balance sheet data as of June 30, 1999 are derived from, and are qualified by reference to, our unaudited interim financial statements appearing elsewhere in this prospectus. The historical results are not necessarily indicative of results to be expected in any future period.

                                                                   Six Months Ended
                                Year Ended December 31,                June 30,
                         ----------------------------------------  -----------------
                          1994    1995     1996    1997    1998     1998      1999
                         ------  -------  ------- ------- -------  -------  --------
                                  (in thousands, except per share data)
Statement of Operations
 Data:
Revenues:
 License................ $  395  $ 1,582  $ 1,895 $ 5,262 $23,432  $ 6,548  $17,165
 Service................    653      637    3,170   6,283  19,144    6,775   14,971
                         ------  -------  ------- ------- -------  -------  -------
   Total revenues.......  1,048    2,219    5,065  11,545  42,576   13,323   32,136
                         ------  -------  ------- ------- -------  -------  -------
Cost of revenues:
 License................     74       85       69     223   1,298      423      900
 Service................    561      181    1,090   3,302  14,803    4,727   11,690
                         ------  -------  ------- ------- -------  -------  -------
   Total cost of
    revenues............    635      266    1,159   3,525  16,101    5,150   12,590
                         ------  -------  ------- ------- -------  -------  -------
   Gross profit.........    413    1,953    3,906   8,020  26,475    8,173   19,546
                         ------  -------  ------- ------- -------  -------  -------
Operating expenses:
 Research and
  development...........    --       931    1,666   3,670  10,170    4,510    7,341
 Sales and marketing....    315      505    1,006   2,996  11,634    3,732    6,000
 General and
  administrative........    287      536      653   1,289   5,179    1,510    5,135
                         ------  -------  ------- ------- -------  -------  -------
   Total operating
    expenses............    602    1,972    3,325   7,955  26,983    9,752   18,476
                         ------  -------  ------- ------- -------  -------  -------
Income (loss) from
 operations.............   (189)     (19)     581      65    (508)  (1,579)   1,070
Interest and other
 income, net............     30       28       67     115     298       98      169
                         ------  -------  ------- ------- -------  -------  -------
Income (loss) before
 taxes..................   (159)       9      648     180    (210)  (1,481)   1,239
Income tax expense
 (benefit)..............    --       --       --       60     (24)    (169)     523
                         ------  -------  ------- ------- -------  -------  -------
Net income (loss)....... $ (159) $     9  $   648 $   120 $  (186) $(1,312) $   716
                         ======  =======  ======= ======= =======  =======  =======
Earnings (loss) per
 share of common stock:
 Basic.................. $(0.03) $  0.00  $  0.11 $  0.02 $ (0.03) $ (0.23) $  0.12
                         ======  =======  ======= ======= =======  =======  =======
 Diluted................ $(0.03) $  0.00  $  0.06 $  0.01 $ (0.03) $ (0.23) $  0.05
                         ======  =======  ======= ======= =======  =======  =======
Weighted-average common
 shares outstanding.....  5,700    5,700    5,702   5,705   5,736    5,711    5,852
Weighted-average common
 and common equivalent
 shares outstanding.....  5,700    9,025   11,220  12,472   5,736    5,711   15,627
                                                                             As of
                                   As of December 31,                       June 30,
                         ----------------------------------------           --------
                          1994    1995     1996    1997    1998               1999
                         ------  -------  ------- ------- -------           --------
                                             (in thousands)
Balance Sheet Data:
Cash and cash
 equivalents............ $  308  $   334  $ 2,983 $ 3,639 $ 7,984           $11,222
Working capital.........  1,030      918    3,482   2,393   9,761             9,963
Total current
 liabilities............     93      296    1,806   5,346  11,935            18,431
Redeemable convertible
 preferred stock........    --       --       --    2,610  12,610            12,610
Total stockholders'
 equity.................  1,179    1,189    4,314   1,939   1,826             2,587

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

  This prospectus contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially from those indicated in such forward-looking statements. See "Special Note Regarding Forward-Looking Statements."

Overview

  We are a leading provider of order management and service provisioning, or O&P, solutions for next-generation telecommunications service providers. Our Telecom Business Solution, or TBS, software is a comprehensive O&P solution that encompasses all of the functions necessary to fulfill customer requests for telecommunications service. We license our TBS software to a number of different types of telecommunications providers, including competitive local exchange carriers, or CLECs, broadband backbone providers, incumbent service providers, long distance providers and new data CLECs.

  Founded in 1992, we began development of an ordering and provisioning solution in early 1994. We have continually upgraded and expanded our TBS software product since that time, adding support for convergent voice and data services in early 1997 and support for networks based on Internet protocol, or IP, throughout 1998 and 1999. For the six months ended June 30, 1998, our total revenues were $13.3 million with a loss from operations of $1.6 million, compared to total revenues of $32.1 million and income from operations of $1.1 million for the comparable period in 1999. For the year ended December 31, 1998, we had an operating loss of $508,000 on total revenues of $42.6 million. Since inception, and particularly in recent periods, we have devoted significant resources to our research and development, sales and marketing and professional services organizations. We expect to continue to add resources to these areas and, as a result, will need to continue to increase quarterly revenues to maintain profitability.

  To date, we have derived substantially all of our revenues from the license of our TBS software and the sale of related services, including training, consulting and software maintenance. Licensing and service terms are typically covered by a signed order that references our master agreement, with the customer. We generally recognize license revenues when our customer has signed a license agreement, we have shipped the software product, product acceptance is not subject to express conditions, the fees are fixed or determinable and we consider collection to be probable. We allocate the agreed fees for multiple products and services licensed or sold in a single transaction among the products and services based on estimates of fair value. On occasion we may enter into a license agreement with a customer requiring development of additional software functions or services necessary for the software's performance of specified functions. For those agreements, we recognize revenue on a percentage-of-completion basis. We generally recognize service revenues as the services are performed. We recognize revenues from maintenance agreements ratably over the maintenance period, usually one year.

  We operate with virtually no backlog because we ship our TBS software and perform services shortly after we receive orders. As a result, our quarterly revenues are largely dependent on orders booked and delivered during that quarter. Our sales typically involve large financial commitments from a relatively small number of customers, and we often book a large portion of our sales in the last month or week of any given quarter. Accordingly, delays in the completion of sales near the end of a quarter could negatively impact revenues in that quarter.

  We have structured the pricing of our TBS software to meet the needs of each of our target market segments, from start-up resellers to large, facility-based incumbent service providers. We charge a base price for the core TBS subsystems, coupled with additional license fees for add-on modules. In addition, we charge a per-user license fee, with customary volume discounts on purchases of large numbers of user licenses. We price annual maintenance and support contracts as a percentage of the license fee that is current for the product being maintained. For a new customer, our initial sale of licenses and associated services, including maintenance and support, will generally range from $750,000 to several millions of dollars.

  Service revenues consist principally of software implementation consulting and customer training, as well as software maintenance agreements that include both customer support and the right to product updates and releases. We use our own employees and subcontract with our alliance partners to provide consulting services to our customers to install and implement our software. We offer services on both an hourly and a fixed-price basis. We offer and expect to continue to offer the majority of our services on an hourly basis.

  We anticipate that future revenues will be generated from five principal sources:

  .  License fees from new customers;

  .  License fees for additional products to existing customers;

  .  License fees for additional users in our existing customer base;

  .  Implementation service fees related to product license sales; and

  .  Maintenance fees from both existing and new customers.

Results of Operations

  The following table sets forth our results of operations, expressed as a percentage of total revenues. The historical results are not necessarily indicative of results to be expected for any future period.

                                     Year Ended      Six Months Ended
                                    December 31,         June 30,
                                   ----------------  --------------------
                                   1996  1997  1998    1998        1999
                                   ----  ----  ----  --------    --------
Percentage of Total Revenues:
Revenues:
 License..........................  37%   46%   55%        49%         53%
 Service..........................  63    54    45         51          47
                                   ---   ---   ---   --------    --------
   Total revenues................. 100   100   100        100         100
                                   ---   ---   ---   --------    --------
Cost of revenues:
 License..........................   1     2     3          3           3
 Service..........................  22    29    35         36          36
                                   ---   ---   ---   --------    --------
   Total cost of revenues.........  23    31    38         39          39
                                   ---   ---   ---   --------    --------
   Gross profit...................  77    69    62         61          61
                                   ---   ---   ---   --------    --------
Operating expenses:
 Research and development.........  33    32    24         34          23
 Sales and marketing..............  20    26    27         28          19
 General and administrative.......  13    11    12         11          16
                                   ---   ---   ---   --------    --------
   Total operating expenses.......  66    69    63         73          58
                                   ---   ---   ---   --------    --------
Income (loss) from operations.....  11     1    (1)       (12)          3
Interest and other income, net....   2     1     1          1           1
                                   ---   ---   ---   --------    --------
Income (loss) before taxes........  13     2     0        (11)          4
Income tax expense (benefit)......   0     1     0         (1)          2
                                   ---   ---   ---   --------    --------
Net income (loss).................  13%    1%    0%       (10)%         2%
                                   ===   ===   ===   ========    ========

Six Months ended June 30, 1999 and 1998

  Revenues

  Total revenues increased by $18.8 million, or 141%, from $13.3 million for the six months ended June 30, 1998 to $32.1 million for the comparable period in 1999 due to increases in both license and service revenues. License revenues increased by $10.7 million, or 162%, from $6.5 million for the six months ended June 30, 1998 to $17.2 million for the comparable period in 1999. The increase in license revenues was primarily due to an increase in market acceptance and demand for our TBS software which resulted in an increase in the number of customers. This market demand has allowed us to expand our sales and customer service organizations, which we believe drives additional license revenues. We also believe that changes in government regulation of the telecommunications industry have contributed to the growth in both the numbers of current and potential customers for our product. We cannot be certain, however, that this trend will continue, and industry consolidation may reduce the number of potential customers in the future.

  Service revenues increased by $8.2 million, or 121%, from $6.8 million for the six months ended June 30, 1998 to $15.0 million for the comparable period in 1999. The increase in service revenues resulted from an increase in the number of license agreements that included related implementation services, and from an expanding base of customers subscribing to maintenance agreements. Service revenues as a percentage of total revenues were 51% for the six months ended June 30, 1998, compared to 47% for the comparable period in 1999. The decrease in the proportion of service revenues to total revenues was primarily due to a reduction in custom software services that resulted from the increased scope and usability of our standard software products. Service revenues may decrease as a percentage of total revenues in future periods as third parties become more capable of providing implementation-consulting services directly to our customers and as we improve our TBS software's ease of implementation.

  Cost of Revenues

  License Costs. License costs consist primarily of royalties, packaging materials and product documentation. Our royalty payments relate to additional features that we originally developed for specific customers. We now include those features in our TBS software and in some cases pay a royalty to the customers that originally funded their development. These costs increased by $477,000, or 113%, from $423,000 for the six months ended June 30, 1998 to $900,000 for the comparable period in 1999. License costs represented 6% of license revenues for the six months ended June 30, 1998 and 5% of license revenues for the comparable period in 1999. The increase in costs was primarily due to an increase in license revenues upon which royalties are paid. The decrease as a percentage of license revenues was due to an increase in the internally-funded development of our TBS software. As a result, the proportion of our TBS software that is subject to royalty payments has declined. We also intend to reduce our reliance on customer-funded development to introduce new software functionality. Most of our royalty agreements provide for payment caps or time limitations. Accordingly, we expect that royalty costs, as a percentage of revenues, will decrease compared to current levels.

  Service Costs. Service costs consist primarily of compensation expense and professional fees related to consulting, training and customer support. These costs increased by $7.0 million, or 147%, from $4.7 million for the six months ended June 30, 1998 to $11.7 million for the comparable period in 1999. Service costs represented 70% of service revenues for the six months ended June 30, 1998 and 78% of service revenues for the comparable period in 1999. The increase in costs was due primarily to significant expansion of our professional services resources across all categories, including consulting, telephone support and training, as a result of the strong demand for our professional services. The increase in service costs as a percentage of service revenues for the first six months in 1999 resulted from an increase in consulting revenues from our third party subcontractors, which generally yield a lower gross margin than services provided by our employees. We anticipate that service costs will increase in future periods as demand for consulting services increases. We are seeking to reduce our service costs as a percentage of revenues while increasing the availability of our services in the marketplace. We plan to achieve these goals by training more alliance partners to deliver services directly to our customers, by reducing our reliance on third-party subcontractors to provide services to our customers and by increasing our profit margins on services which we do subcontract.

  Operating Expenses
  Research and Development Expenses. Research and development expenses consist of costs related to our staff of software developers and the associated infrastructure costs required to support software product development initiatives. Research and development expenses increased by $2.8 million, or 63%, from $4.5 million for the six months ended June 30, 1998 to $7.3 million for the comparable period in 1999, representing 34% of total revenues for the six months ended June 30, 1998 and 23% of total revenues for the comparable period in 1999. The increase in expenses was due to a rapid increase in software development personnel required to develop the product functionality that our market demands. The decline in research and development expenses as a percentage of total revenues reflects the greater proportional increase in total revenues. We intend to continue to invest significant resources in new releases and product extensions and anticipate that software product development expenditures will increase significantly in future periods.

  Generally accepted accounting principles require certain internal development costs to be capitalized under Statement of Financial Accounting Standards No. 86, Accounting for Costs of Computer Software to Be Sold, Leased or Otherwise Marketed ("SFAS No. 86"). Under SFAS No. 86, we are required to capitalize the costs associated with software development after technological feasibility has been established. Based upon our product development process, we generally establish technological feasibility upon completion of a working model. Accordingly, we have not capitalized any software development costs.

  Sales and Marketing Expenses. Sales and marketing expenses consist primarily of salary, commission, travel, trade show and other related expenses required to sell our TBS software in our targeted markets. These expenses increased by $2.3 million, or 61%, from $3.7 million for the six months ended June 30, 1998 to $6.0 million for the comparable period in 1999, representing 28% of total revenues for the six month period ended June 30, 1998 and 19% of total revenues for the comparable period in 1999. The increase in sales and marketing expenses was primarily due to the expansion of our sales and marketing personnel in order to serve the growing demand for our products. In addition, higher revenues have increased our sales commission expenses, while additions to product management and planning staff increased our marketing costs. The decline in sales and marketing expenses as a percentage of revenues was due to an increased revenue base over which to spread the fixed cost of sales and marketing administration.

  General and Administrative Expenses. General and administrative expenses consist of costs related to professional staff, finance and accounting, legal, human resources, facilities and information technologies, which have not been allocated to other departments. These expenses increased by $3.6 million, or 240%, from $1.5 million for the six months ended June 30, 1998 to $5.1 million for the comparable period in 1999, representing 11% of total revenues for the six months ended June 30, 1998 and 16% of total revenues for the comparable period in 1999. The increase resulted primarily from increases in executive, finance and administrative personnel to support the increased scale of our operations. In addition, during the six months ended June 30, 1999, we recorded higher levels of bad debt expense, higher legal costs and increased recruiting and relocation costs. We expect that general and administrative expenses will continue to increase due to the need to add additional staff to support growing operations, and from costs related to being a public company.

  Interest and Other Income, Net

  Interest and other income, consisting primarily of interest income, increased from $98,000 for the six months ended June 30, 1998 to $169,000 for the comparable period in 1999. This increase was primarily due to the interest earned on higher cash balances resulting from the completion of our sale of Class C preferred stock in June 1998.

  Income Tax Expense (Benefit)

  We recorded an income tax benefit of $169,000 for the six months ended June 30, 1998 compared to income tax expense of $523,000 for the comparable period in 1999. The variance in each period from the federal statutory income tax rate was due to state income taxes and expenses recorded for financial reporting purposes that are not deductible for federal income tax purposes.

Years Ended December 31, 1996, 1997 and 1998

  Revenues

  Total revenues increased by $6.4 million, or 128%, from $5.1 million in 1996 to $11.5 million in 1997 and increased by $31.1 million, or 269%, to $42.6 million in 1998. License revenues increased by $3.4 million, or 178%, from $1.9 million in 1996 to $5.3 million in 1997 and increased by $18.1 million, or 345%, to $23.4 million in 1998. The increase in license revenues during 1998 was due to the increase in the number of our customers driven by increased market awareness and acceptance of our software and by expansion of our sales organization.

  Service revenues increased by $3.1 million, or 98%, from $3.2 million in 1996 to $6.3 million in 1997 and increased by $12.8 million, or 205%, to $19.1 million in 1998. The increase in service revenues resulted from an increase in the number of license agreements that included related implementation services, and from an expanding base of customers subscribing to maintenance agreements. Service revenues as a percentage of total revenues were 63%, 54% and 45% for the years ended December 31, 1996, 1997 and 1998, respectively.

  The combination of increased license revenues, shortened implementation times and a reduction in customized software development helped improve our mix of total revenues from predominantly service revenues to predominantly license revenues.

  Cost of Revenues

  License Costs. License costs increased by $154,000, or 223%, from $69,000 in 1996 to $223,000 in 1997 and by $1.1 million, or 482%, to $1.3 million in
1998, representing 4%, 4% and 6% of license revenues in each year, respectively. These increases in license costs resulted primarily from increases in license revenue on which royalty calculations are based. The increase in license costs as a percentage of license revenues in 1998 was due to the completion of customer-funded development projects in 1997, which resulted in royalty payments on the new customer-funded software modules.

  Service Costs. Service costs increased by $2.2 million, or 203%, from $1.1 million in 1996 to $3.3 million in 1997 and by $11.5 million, or 348%, to $14.8 million in 1998, representing 34%, 53% and 77% of service revenues in each year, respectively. These increases in service costs resulted primarily from the significant expansion of our professional services resources across all categories, including professional services, training and customer support, as a result of the strong demand for our implementation services. These increases in service costs as a percentage of service revenues were primarily due to the increased use of third-party subcontractors to provide consulting services to meet customer demand for software implementation.

  Operating Expenses

  Research and Development Expenses. Our research and development expenses increased by $2.0 million, or 120%, from $1.7 million in 1996, to $3.7 million in 1997 and by $6.5 million, or 177%, to $10.2 million in 1998, representing 33%, 32% and 24% of total revenues in each year, respectively. The increases in these expenses were due to a rapid increase in research and development personnel to meet customer and market demand for new features and functionality. The declines in research and development costs as a percentage of total revenues reflect our product's evolution to a more standard, modular solution that allowed us to spread our product development spending across more customers.

  Sales and Marketing Expenses. Sales and marketing expenses increased by $2.0 million, or 198%, from $1.0 million in 1996 to $3.0 million in 1997 and by $8.6 million, or 288%, to $11.6 million in 1998, representing 20%, 26% and 27% of total revenues in each year, respectively. We attribute the increase in sales and marketing expenses primarily to the expansion of our sales and marketing staff in response to the increased demand for our product. Additionally, we incurred increased commission expenses associated with higher revenues and increased marketing costs due to an increase in personnel performing product management and planning functions. Sales and marketing expenses increased as a percentage of revenue, as a result of the significant increase in the sales and marketing staff during 1997 and 1998.

  General and Administrative Expenses. General and administrative expenses increased by $636,000, or 97%, from $653,000 in 1996 to $1.3 million in 1997 and by $3.9 million, or 302%, to $5.2 million in 1998, representing 13%, 11% and 12% of total revenues in each year, respectively. These increases in general and administrative expenses resulted primarily from increases in executive, finance and administrative personnel to support the increased scale of our operations. In addition, the increase in 1998 included approximately $565,000 in severance obligations to executives whose employment was terminated during 1998.

  Interest and Other Income, Net

  Interest and other income consisting primarily of interest income, was $67,000 in 1996, $115,000 in 1997 and $298,000 in 1998. These increases were primarily the result of interest earned on higher cash balances resulting from the sale of Class B and Class C preferred stock in 1996, 1997 and 1998.

  Income Tax Expense (Benefit)

  Our income tax expense was minimal in each of the three years ended December 31, 1998. During 1996 and 1997 our tax expense decreased due to the utilization of previously unrecognized net operating loss carryforwards. Other variances from the federal statutory income tax rate were due to expenses recorded for financial reporting purposes that were not deductible for federal income tax purposes.

Quarterly Results of Operations

  The following table presents our quarterly operating results for each of the eight quarters in the period ended June 30, 1999. We prepared this information based on the audited financial statements contained elsewhere in this prospectus. We believe this unaudited financial information accurately reflects our operating results during these periods when read in conjunction with the audited financial statements and related footnotes. Historical results are not necessarily indicative of results in any future period.

                                                 Three Months Ended
                          ---------------------------------------------------------------------------
                          Sept. 30  Dec. 31  Mar. 31   June 30   Sept. 30   Dec. 31  Mar. 31  June 30
                            1997     1997     1998      1998       1998      1998     1999     1999
                          --------  -------  -------   -------   --------   -------  -------  -------
                                         (in thousands, except percentages)
Statement of Operations
 Data:
Revenues:
 License ...............  $ 1,702   $ 1,963  $ 2,406   $ 4,142   $ 6,677    $10,207  $ 7,274  $ 9,891
 Service................    1,558     1,493    2,250     4,525     5,872      6,497    7,496    7,475
                          -------   -------  -------   -------   -------    -------  -------  -------
 Total revenues.........    3,260     3,456    4,656     8,667    12,549     16,704   14,770   17,366
                          -------   -------  -------   -------   -------    -------  -------  -------
Cost of revenues:
 License................      112       102      161       262       419        456      503      397
 Service................      788       699    1,561     3,166     4,994      5,082    5,594    6,096
                          -------   -------  -------   -------   -------    -------  -------  -------
 Total cost of
  revenues..............      900       801    1,722     3,428     5,413      5,538    6,097    6,493
                          -------   -------  -------   -------   -------    -------  -------  -------
 Gross profit...........    2,360     2,655    2,934     5,239     7,136     11,166    8,673   10,873
                          -------   -------  -------   -------   -------    -------  -------  -------
Operating expenses:
 Research and
  development...........    1,139     1,710    2,001     2,509     2,761      2,899    3,482    3,859
 Sales and marketing....      779     1,241    1,543     2,189     3,367      4,535    2,632    3,368
 General and
  administrative........      331       411      639       871     1,609      2,060    2,102    3,033
                          -------   -------  -------   -------   -------    -------  -------  -------
 Total operating
  expenses..............    2,249     3,362    4,183     5,569     7,737      9,494    8,216   10,260
                          -------   -------  -------   -------   -------    -------  -------  -------
Income (loss) from
 operations.............      111      (707)  (1,249)     (330)     (601)     1,672      457      613
Interest and other
 income, net............       18        12       45        53       137         63       82       87
                          -------   -------  -------   -------   -------    -------  -------  -------
Income (loss) before
 income taxes...........      129      (695)  (1,204)     (277)     (464)     1,735      539      700
Income tax expense
 (benefit)..............       42      (234)    (137)      (32)      (53)       198      184      339
                          -------   -------  -------   -------   -------    -------  -------  -------
Net income (loss).......  $    87   $  (461) $(1,067)  $  (245)  $  (411)   $ 1,537  $   355  $   361
                          =======   =======  =======   =======   =======    =======  =======  =======
As a Percentage of Total
 Revenues:
Revenues:
 License................       52%       57%      52%       48%       53%        61%      49%      57%
 Service................       48        43       48        52        47         39       51       43
                          -------   -------  -------   -------   -------    -------  -------  -------
 Total revenues.........      100       100      100       100       100        100      100      100
                          -------   -------  -------   -------   -------    -------  -------  -------
Cost of revenues:
 License................        3         3        3         3         3          3        3        2
 Service................       25        20       34        37        40         30       38       35
                          -------   -------  -------   -------   -------    -------  -------  -------
 Total cost of
  revenues..............       28        23       37        40        43         33       41       37
                          -------   -------  -------   -------   -------    -------  -------  -------
 Gross profit...........       72        77       63        60        57         67       59       63
                          -------   -------  -------   -------   -------    -------  -------  -------
Operating expenses:
 Research and
  development...........       35        49       43        29        22         17       24       23
 Sales and marketing....       24        36       33        25        27         27       18       19
 General and
  administrative........       10        12       14        10        13         13       14       17
                          -------   -------  -------   -------   -------    -------  -------  -------
 Total operating
  expenses..............       69        97       90        64        62         57       56       59
                          -------   -------  -------   -------   -------    -------  -------  -------
Income (loss) from
 operations.............        3       (20)     (27)       (4)       (5)        10        3        4
Other income (expense),
 net....................        1        --        1         1         1         --        1       --
                          -------   -------  -------   -------   -------    -------  -------  -------
Income (loss) before
 taxes..................        4       (20)     (26)       (3)       (4)        10        4        4
Income tax expense
 (benefit)..............        1        (7)      (3)       --        (1)         1        2        2
                          -------   -------  -------   -------   -------    -------  -------  -------
Net income (loss).......        3%     (13)%     (23)%      (3)%      (3)%        9%       2%       2%
                          =======   =======  =======   =======   =======    =======  =======  =======

  Quarter-to-quarter revenue growth reflects the increasing acceptance of our TBS software. Revenues during the fourth quarter of 1998 were higher than normal due to two large sales totaling $3.5 million. We recognized these sales in conjunction with the release of version 3.2.2 of our software in the fourth quarter of 1998.

  Service revenues is a result of the increased volume of software sales in preceding periods and our increased capacity to deliver consulting services. In addition, during the most recent two-year period, maintenance has become an increasingly significant component of service revenues.

  Cost of revenues as a percentage of total revenues were higher in each quarter in 1998 and 1999 compared to the third and fourth quarters of 1997 due primarily to an increased use of third-party subcontractors to provide implementation services for our customers. While the use of third-party subcontractors allowed us to meet higher demand for consulting services without adding significantly to our staff, we received a lower margin on the related service revenues than if we had internally staffed implementation services.

  Research and development spending has increased in each quarter but has declined as a percentage of total revenues during the past two years. The increases reflect the rapid addition of professional staff to meet the demands of our customers and the general product requirements of the O&P market. The decrease as a percentage of total revenues reflects our product's evolution to a more standard, modular solution that allows us to leverage our product development spending across more customers.

  Our quarterly operating results have fluctuated in the past and may fluctuate significantly in the future due to a variety of factors, many of which are outside of our control. Because our operating results are volatile and difficult to predict, we believe that quarter-to-quarter comparisons of our operating results are not a good indication of our future performance. It is likely that in some future quarter our operating results may fall below the expectations of securities analysts and investors. In this event, the trading price of our common stock may fall significantly.

Liquidity and Capital Resources

  Our operating activities used $2.1 million in cash during the six months ended June 30, 1998, compared to generating cash of $2.4 million for the comparable period in 1999. In 1998, cash used in operating activities was primarily due to our operating loss and increases in trade accounts receivable and deferred taxes, which were partially offset by increases in accounts payable and deferred revenues. Net trade accounts receivable increased from $1.7 million to $2.0 million and to $11.1 million as of December 31, 1996, 1997 and 1998, respectively, and to $14.0 million at June 30, 1999. These increases in net accounts receivable resulted from higher revenues, a significant portion of which were generated during the last month of each quarter. Deferred revenues increased from $1.2 million to $2.9 million and to $2.6 million as of December 31, 1996, 1997 and 1998, respectively, and to $5.7 million at June 30, 1999. Our expanded installed base of customers and emphasis on selling prepaid maintenance has resulted in a significant increase in deferred revenues related to ongoing maintenance. Increases in payables and other assets were due to general growth in our operations.

  During 1996, 1997 and 1998, we supplemented our operating activities through the sale of preferred stock. We raised $2.5 million in 1996 and $110,000 in 1997 through the sale of Class B preferred stock, and raised $10.0 million in 1998 though the sale of Class C preferred stock.

  In January 1999, we entered into a $6.0 million revolving bank line of credit agreement that expires in July 2002. The agreement also provides for an equipment term loan facility of up to $4.0 million for capital expansion. The facility is secured by substantially all of our tangible assets. Interest on borrowings accrues at the bank's prime rate of interest. We had borrowed $1.9 million on this line at June 30, 1999, primarily due to the purchase of capital equipment. In addition, at June 30, 1999 we had a standby letter of credit outstanding for $1.3 million in lieu of a security deposit for our facility expansion,which reduces the borrowing availability under the line of credit.

  Historically, our principal use of cash for investing activities was the purchase of computer and networking equipment and furniture to accommodate growth in the number of employees. In 1998, we committed to an expansion of our leased facility in Plano, Texas. Completion of the facility is expected in the fourth quarter of 1999. The lease expires in 2010. We expect to spend approximately $3.0 million on leasehold improvements, furniture and fixtures and networking equipment in connection with this expansion. We have no other significant capital commitments.

  As of June 30, 1999, we had $11.2 million in cash and cash equivalents and $10.0 million in working capital. We believe that the net proceeds from this offering, together with existing cash balances, available borrowing capacity and cash flow from operations will be sufficient to meet our capital requirements for the next twelve months. Thereafter, we may require additional funds to support our working capital requirements or for other purposes, and we may seek to raise additional funds through public or private equity financing. There can be no assurance that additional financing will be available on commercially reasonable terms, or that such financing will be available at all.

Year 2000 Compliance

  Many currently installed computer systems and software products have been designed to accommodate only two digit entries to represent the year in the date field. As a result, these systems may be unable to determine whether the designation "00" means the year 1900 or the year 2000. This may result in system failures or the creation of erroneous results and is commonly known as the Year 2000 problem.

  We must assess the impact of the Year 2000 on software sold to customers, internal information systems, and significant vendors of our products and services. We have established a Year 2000 program management office to ensure that we have adequately addressed exposures related to the Year 2000 and are Year 2000 ready. "Year 2000 ready" means that the performance or functionality of both our TBS software and our internal systems will not be significantly affected by the dates prior to, during and after the Year 2000, to include leap year calculations and specific day-of-the-week calculations.

  Our review of our TBS software for Year 2000 readiness is performed as part of our normal quality assurance function. As of the date of this prospectus, we have identified no material Year 2000 compliance issues with respect to any TBS software that our customers are currently operating. However, our TBS software operates in complex network environments and must interact with many different hardware and software systems. We have not performed extensive tests on all hardware and software that may operate in conjunction with our TBS software. Accordingly, some customers may experience Year 2000 problems, which may require our assistance to correct.

  Through a risk analysis completed by our Year 2000 program management office, we have identified the critical systems within our internal operations that may be affected by Year 2000 issues. We believe we have identified substantially all major computers, software applications and related equipment used within our internal operations that must be upgraded or replaced to minimize the possibility of a disruption to our business. The version of accounting software we currently use is not Year 2000 ready. Rather than upgrade to a new version of software, we have elected to replace this system with a new management reporting system that will be much more flexible as we grow. We expect this conversion to be complete during the fourth quarter of 1999. However, if we are not ready to convert, we believe that it would be possible to upgrade to a Year 2000-ready version of our existing software, or to process data manually until the new system is ready for conversion.

  In addition to our accounting system, our business is also dependent upon software to operate our e-mail system, software development and testing tools and office software applications. We are unaware of any material costs or operational issues associated with preparing these internal systems for the year 2000.

  Our business is also dependent upon computer controlled systems of third parties such as vendors, customers and public service providers. The operation of our office and facilities equipment, such as elevators, fax machines, photocopiers, security systems and telephone switches may all be affected by the Year 2000 problem. We have contacted each of our vendors to obtain assurance that these systems are Year 2000 ready, however, not all vendors have responded. In addition, we have not independently tested the claims of our vendors who have responded. We believe that, absent a critical failure of electrical, telephone or other public services beyond our control, Year 2000 problems experienced by third parties will not have a material impact on our operations.

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

  We are currently developing contingency plans to be implemented in the event that we fail to identify all of the Year 2000 problems affecting our internal systems. These plans could include accelerated replacement of equipment and software, short-term use of back-up systems, manipulation of system dates or manual workarounds until any problems are corrected.

  Despite our efforts, there is no assurance that we will be able to identify and correct all Year 2000 problems. Any failure to achieve Year 2000 readiness could result in a decrease in revenues, an increase in resources required to address the Year 2000 problems of our customers, or an increase in litigation costs relating to losses suffered by our customers as a result of the Year 2000 problem. The costs associated with remediating any Year 2000 problems have not been material to date. Although we do not anticipate that these costs will be material in the future, we cannot assure you that these future costs will not be material.

Recent Accounting Pronouncements

  In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 establishes methods for derivative financial instruments and hedging activities related to those instruments, as well as other hedging activities. Because we do not currently hold any derivative instruments and do not engage in hedging activities, we do not believe the adoption of SFAS No. 133 will have a material impact on our financial position or results of operations.

  In December 1998, the AICPA issued SOP 98-9, Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions. SOP 98-9 amends SOP 98-4 to extend the deferral of the application of certain requirements of SOP 97-2 provided by SOP 98-4 through fiscal years beginning on or before March 15, 1999. All other provisions of SOP 98-9 are effective for transactions entered into in fiscal years beginning after March 15, 1999. We have not yet determined the effect of the final adoption of SOP 98-9 on our future revenues and results of operations.

Quantitative and Qualitative Disclosures about Market Risk

  Our financial instruments consist of cash that is invested in short-term, risk free investments. At June 30, 1999 the carrying value of our financial instruments approximated their fair values based on current market prices and rates. We do not use derivative financial instruments in our operations or investments and do not have significant operations subject to fluctuations in commodity prices or foreign currency exchange rates.

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

                                   BUSINESS

  This prospectus contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially from those indicated in such forward-looking statements. See "Special Note Regarding Forward-Looking Statements."

MetaSolv Software, Inc.

  We are a leading provider of order management and service provisioning, or O&P, solutions for next-generation telecommunications service providers. Our Telecom Business Solution, or TBS, software is a comprehensive O&P solution that encompasses all of the functions necessary to fulfill customer requests for telecommunications service. Currently, we have over 50 customers including market-leading competitive local exchange carriers, or CLECs, such as Allegiance Telecom and GST Telecommunications; broadband backbone providers, such as Qwest Communications and Williams Communications; incumbent service providers, such as GTE and ALLTEL; long distance providers, such as BellSouth and Ameritech; and new data CLECs such as HarvardNET and GTE Global Networks Infrastructure.

  We developed our TBS software to address the complex O&P needs of next-generation service providers using an open architecture, which facilitates customization and integration with existing software applications by our customers, partners, and third parties. Next-generation service providers offer a bundled set of telecommunications services, including local exchange, private line, domestic and international long distance, enhanced voice, data and a full suite of Internet services. Based on recent industry reports, we estimate the worldwide spending on third party O&P solutions by these next-generation service providers will grow by over 40% per year to $1.2 billion in 2001.

  Founded in 1992, we have leveraged our expertise in building and deploying mission-critical, enterprise-wide applications to build a software company focused on providing commercial, off-the-shelf software to the telecommunications industry. We began development of an ordering and provisioning solution in early 1994 in conjunction with ALLTEL, an incumbent service provider upgrading its legacy operations support system infrastructure. This initial product release was focused on the long distance access and private line business of incumbent service providers and competitive access providers. In response to the needs of the CLEC market created by the Telecommunications Act of 1996, we expanded our product line to support the resale and wholesale of local exchange and long distance services. In early 1997, we expanded our TBS software to support convergent voice and data services. Throughout 1998 and 1999, we enhanced our TBS software to provide support for the ordering and provisioning of Internet protocol, or IP, based networks and services.

Industry Background

  The Telecommunications Industry

  Today's telecommunications service providers face an increasingly competitive and complex market environment. A number of powerful trends are transforming the global telecommunications industry, including continued deregulation and privatization, proliferation of new service providers, increasing demand for high-speed data services and unprecedented growth in the Internet as a communications medium.

  The break up of AT&T in the early 1980's fostered competition in the U.S. long distance markets. However, the Regional Bell Operating Companies, or RBOCs, created as a result of the AT&T breakup, operated as regional monopolies with little competition in their local exchange markets. The Telecommunications Act of 1996 forced the RBOCs and other incumbent local exchange carriers, such as GTE, to provide access to local networks. As a result, new entrants, including CLECs, were able to access local lines and to provide local services. In response to increased competition in the local markets, both incumbent and competitive local exchange carriers have sought to offer other services such as long distance and high-speed data services. Globally, privatization of government-owned carriers and the opening of previously closed markets have led to an increase in the build-out of network infrastructures and the creation of new competitive service providers.

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

  The number of new service providers has increased dramatically not only as a result of regulatory changes, but also due to the emergence of new enabling technologies. Innovations such as digital and broadband wireless, digital subscriber lines and multi-service access devices have allowed new service providers alternate means of reaching homes and businesses. These technologies enable new service providers both to bypass the incumbent local exchange carrier for providing local services and to provide high-speed data services.

  Demand for high-speed data services has increased principally as a result of the dramatic growth in bandwidth-intensive data traffic. According to the Yankee Group, data traffic is growing five times as fast as voice traffic and the total volume of data traffic is expected to exceed voice traffic by 2003. The key driver behind the increase in data traffic has been the unprecedented growth of the Internet as a communications medium. International Data Corporation estimates that there were 142 million Internet users worldwide at the end of 1998 and anticipates that the number will increase to approximately 502 million users by the end of 2003.

  The Internet is changing the way businesses and individuals use the telecommunications network, resulting in new business opportunities for both emerging and existing service providers. The emergence of Internet-based electronic commerce has expanded the role of the telecommunications network into a medium for conducting business transactions. To provide access to the Internet and these new types of applications, Internet backbone providers, Internet service providers, online businesses, Internet telephony providers, Internet-based businesses of traditional providers and application service providers have all entered the telecommunications market.

  The demand for and use of the Internet as a new communications medium is driving changes to the architecture of the public telecommunications network. Service providers deliver Internet access over a combination of traditional public circuit-switched telephone networks and new high-speed, packet-switched data networks utilizing IP. This combination of traditional and new networks is resulting in the emergence of more complex, converged IP-based networks that provide both voice and data services, as well as more advanced services, such as electronic business applications. Next-generation service providers are focused on providing bundled voice and data services over these converged networks, as shown in the diagram below.

[Diagram showing two circles, labeled "Public Switched Network" and "Public Data Network," respectively. Arrows from each circle converge and point to a larger circle labeled "Converged Network." Inside the circle labeled "Public Switched Network" appear the phrases "Circuit-Switched Networks," "Primarily Voice Services" and "Low-Speed Network Access." Inside the circle labeled "Public Data Network" appear the phrases "Packet-Switched Network," "Data Services" and "High-Speed Internet Access." Inside the circle labeled "Converged Network" appear the phrases, "Packet-Switched Core," "Data and Voice Services" and "Advanced Services." To the left of the circles, the phrases "Traditional Service Providers" appears on the same level as the smaller circles. An arrow points down to the phrase "Next-Generation Service Providers," which appears on the same level as the larger circle.]

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

  Because of the increasingly competitive and complex market environment, next-generation service providers are continually looking for ways to introduce and connect customers more rapidly and efficiently to new advanced services. This emphasis on providing prompt, cost-effective service fulfillment is increasing the importance of order management and service provisioning solutions as a means of competitive differentiation.

  The Order Management and Service Provisioning Market

  Order management and service provisioning systems broadly encompass all of the functions necessary to fulfill a customer's request for telecommunications service, including order processing, inventory management, equipment and circuit assignment, service activation and troubleshooting. These mission-critical systems reside at the center of a service provider's operations and provide the necessary information to determine how and when a customer's request can be met. The diagram below shows the functions of order management and service provisioning systems and the other systems that make up a complete operations support system.

[Diagram showing a rectangle separated into five smaller rectangles. The rectangle in the top and center is raised above the rest and bears the heading, "Order Management & Service Provisioning." Below the heading appears the phrases, "Order processing and management," "Product/service planning," "Network planning, design and optimization," "Network inventory management," "Provisioning/circuit assignment" and "Trouble handling and resolution coordination." To the upper left appears a rectangle bearing the heading "Customer Care" and the phrases "Customer service," "Marketing support" and "Fraud protection." To the lower left appears a rectangle bearing the heading "Interconnection" and the phrases "Service/Address validation," "Number Portability" and "Electronic information exchange." To the lower right appears a rectangle bearing the heading "Network Management" and the phrases "Service activation," "Fault & performance monitoring" and "Network element configuration." To the upper right appears a rectangle bearing the heading "Billing" and the phrases "Transaction rating," "Switch mediation" and "Invoice generation."]

  Traditional telecommunications service providers obtain their O&P infrastructure from communications equipment manufacturers, legacy systems providers, such as Telcordia Technologies (formerly Bellcore) and Bell Sygma, or systems integrators. These O&P systems are typically proprietary and are oriented toward supporting a limited set of services, primarily voice.

  In contrast, next-generation service providers need O&P systems that enable them to respond to customer demands by offering a bundled set of telecommunications services including, local exchange, private line, domestic and international long distance, enhanced voice, data and a full suite of Internet services over more complex, converged networks. O&P systems supplied to traditional service providers do not meet the requirements of next-generation service providers for several reasons:

  . Lack of integration results in disparate systems for the ordering and fulfillment of each type of service offered by the carrier.

  . Legacy, mainframe-based architectures are cumbersome and do not have the flexibility to easily add new services.

  . The proprietary nature of legacy systems makes them difficult to interface with other systems.

  . Existing systems are often designed with many manual processes rather than more cost-effective automation of key tasks.

  Consequently, next-generation service providers need a flexible, adaptable O&P solution that supports the service requirements of converged networks. These next-generation service providers are turning to commercial, off-the-shelf software solutions to launch their business operations and provide a single, integrated system for the order management and provisioning of bundled service offerings. We estimate, based on recent industry reports, that worldwide spending by third parties on O&P solutions by these next-generation service providers will grow by over 40% per year, from $0.6 billion in 1999 to $1.2 billion in 2001.

The MetaSolv Software Solution

  We develop, market and support O&P software specifically designed to meet the complex, mission-critical business needs of next-generation telecommunications service providers. Our Telecom Business Solution, or TBS, software is a comprehensive O&P solution that integrates information across the telecommunications enterprise including customer information, product and service information, network inventory, and workflow information. We believe that our TBS software is a leading O&P solution that uniquely integrates these capabilities while also providing a flexible and open platform for the convergence of existing services with the rapid development and deployment of new services.

  We believe our solution provides the following benefits to our customers:

  Integration Drives Opportunities for Increased Revenues. We believe our software's primary advantage is in the ability to integrate information across the enterprise including customer information, product and service information, network inventory and workflow information. Our TBS software is designed to enable service providers to offer a variety of services more quickly and to optimally bundle and price their service offerings by integrating a service provider's market offerings with available capacity and existing network capabilities. Our integrated workflow technology automatically guides a customer's request for service through the fulfillment process, including the communication of the requested service information, via open APIs, for automatic activation and billing. This integration and automated flow-through of information between systems reduces the time between a customer's order and the commencement of service, enabling service providers to bill for services more accurately and quickly.

  Automation Increases Productivity and Streamlines Operations. We designed our TBS software to eliminate manual processes and to automate otherwise labor-intensive tasks, resulting in operating efficiencies and reduced costs. Examples of these automated and streamlined operations include:

  . Process automation tools, or "wizards," are embedded in the software to guide the user through complex or time-consuming tasks, such as the entry of complex order information or the design of an optical network.

  . Information required for complex orders is automatically transmitted between service providers, which reduces costly errors.

  . The common data repository reduces the costs associated with maintaining information in multiple systems and the need for manual duplication of data entry.

  . Network capacity requirements can be planned before committing to equipment purchases or network configurations, which allows service providers to better plan capital outlays for network facilities.

  Openness and Interoperability Enable Best-of-Breed OSS Solutions. We have built our TBS software using an open architecture with fully documented APIs, which facilitate customization and integration with existing software applications by our customers, partners and third parties. Through our API architecture and alliance program, we provide our customers with superior software solutions utilizing best-of-breed applications coupled with the efficiency and cost-effectiveness of commercial, off-the-shelf interfaces. Our software application partners provide solutions for the operations support systems, or OSS, functions not performed by our TBS software, including customer care and billing, network management and carrier-to-carrier electronic exchange of information. In addition, we have alliance relationships with enterprise application integration vendors who provide commercial interfaces between our TBS software and other third-party software products and legacy systems. Our customers can also use the API architecture to build Web front ends to the application that reflect their personalized branding and service offering capabilities.

  Scalability Supports Organizational Growth. We designed our software using both object-oriented programming and relational database techniques to optimize performance for on-line transaction processing and made it scalable so it can be used by customers ranging from small start-up carriers to large global telecommunications providers. This capability enables a service provider to leverage its investment in TBS software by growing with the service provider's operational infrastructure without the need for re-architecting or large-scale system replacements. Our software runs on a wide range of hardware and software platforms, from a laptop computer running Windows NT and Personal Oracle, to a large cluster of UNIX-based servers.

The MetaSolv Software Strategy

  Our strategy is to solidify our position as a leader in the O&P market by establishing our TBS software as the platform of choice for providers of next-generation communications services. Key elements of this strategy are:

  Continue to Enhance Our Software-Driven Business Model. Our business model is based on what we believe is a significant market demand by next-generation service providers for comprehensive O&P functionality from a packaged software solution rather than from a customized solution built internally or by some of our competitors. This packaged software model enables us to grow our revenues more quickly by shortening sales cycles, reducing implementation timeframes and leveraging our partners' capabilities. By building and supporting packaged software, we are able to leverage our research and development, implementation and product support resources over a larger customer base, thereby reducing our product costs. This packaged software model combined with our strategic partnerships allows us to achieve and maintain a high-margin, software-driven business model.

  Target Leading Next-Generation Telecommunications Service Providers Worldwide. The unique capabilities of the TBS software product line enable us to address the convergent telecommunications marketplace. Many of our current customers are market leaders in their respective segments and are expanding globally. We believe our products enable our customers to design, deploy and fulfill services based on new technologies, which in turn can increase use of our products and services by next-generation service providers and generate additional growth opportunities. Our targeted market segments and representative existing customers include:

  . market-leading, facility-based CLECs, both wireline and wireless, such as Allegiance Telecom, Electric Lightwave, GST Telecommunications, Teligent and Winstar Wireless;

  . broadband backbone providers, such as Qwest Communications and Williams Communications;

  . new business ventures of incumbent service providers, such as GTE Global Networks Infrastructure, BellSouth and Ameritech; and

  .  emerging data-CLECs, such as HarvardNET and DSLnet.

  Leverage Domain Knowledge and Software Development Expertise. Our product and service offerings are the result of our seven-year history as a leading provider of commercial, mission-critical O&P software to telecommunications service providers. Our professionals have extensive experience in developing, marketing and supporting large-scale enterprise software applications. In addition, they have significant telecommunications industry experience. By combining our software expertise and telecommunications industry experience, we have successfully developed O&P solutions for telecommunications services providers. Our relationships with leading telecommunications service providers give us the opportunity to gain insights into our customers' future product and service requirements. We intend to continue to leverage our telecommunications experience and technology expertise to drive the creation of additional software products for our customers.

  Expand Strategic Partnerships. We have established a series of partnerships and alliances that will provide a global extension of our organization. These relationships extend our sales organization by serving as a significant source of leads and referrals; extend our professional services organization by increasing our TBS software implementation capacity; and, extend our software capabilities beyond O&P by providing support for other OSS applications.

  Our partnership strategy is unique in its approach and breadth and, we believe, provides us with a competitive advantage. Our partnerships and alliances include system integrators, such as Ernst & Young, ADC, American Management Systems, DMR Consulting Group, Andersen Consulting, Arthur Andersen, and Cap Gemini; complementary software application vendors such as ADC/Saville Systems, Portal, Daleen, Syndesis, Harris, and DSET; and hardware/software platform vendors such as Microsoft and Oracle. Leveraging this network of partners enables us to focus on developing and maintaining O&P software while offering a complete solution to the customer. In addition, our system integration partners are certified in TBS software implementations and the use of our open APIs to integrate TBS software with legacy systems or extend its functionality through custom applications.

  Introduce New e.Business Applications. We are currently developing electronic business-to-business, or e.Business, solutions for using TBS software over the Internet. These e.Business Internet application components are being designed to enable a service provider to use the TBS software business functions, such as service inquiries and adjustments, via Web browsers. Our goal is to enable service providers to use the TBS Internet application components "out of the box," or use them as a basis for creating new components that reflect their personalized branding and service offering capabilities. These e.Business Internet application components are designed to be deployed by service providers over the Internet to customers and partners, via extranets to their suppliers and agents and via intranets to remote offices and telecommuting employees. TBS Internet applications may include the ability to place orders for service including residential and business voice services, Internet services, web hosting; establish email accounts; change existing service parameters; check the status of pending orders, inquire about service availability and capabilities, enter a repair request or to check the status of a reported problem.

  Expand Into New Geographic Markets and Industry Segments. Our current customers are located primarily in North America, including a customer in Mexico utilizing a Spanish version of our product. We intend to target and penetrate new geographic markets within the next two years, particularly Europe and South America, as these markets continue to experience market trends similar to those that have driven growth in North America. We intend to launch our international product rollout in 2000 with selected modules of the TBS software product that are suited to international business practices. Our strategy is to leverage the international practices of our system integrator partners as part of the initial launch and to augment their efforts with local professional service personnel as business opportunities arise. Further, we intend to penetrate additional market segments, such as cable television, direct satellite broadcast and the emerging application service providers through the development and release of modules targeted specifically at those market segments.

Products and Services

  We are a leader in providing an integrated and comprehensive O&P solution for next generation service providers. Our software is designed to allow our customers to quickly and efficiently respond to market demand, optimize service fulfillment and build stronger relationships with their customers. In addition to providing maintenance and technical support for our TBS software, we provide implementation planning and management as well as training through our professional services organization.

  Telecom Business Solution

  Our TBS software addresses service providers' needs and requirements with a flexible, scalable application architecture. Our TBS software consists of a set of integrated subsystems coordinated by a common workflow engine and data repository. Each subsystem supports a critical aspect of a service provider's business from order management and customer care, to service provisioning, network inventory and design and trouble management, as shown in the diagram below:


  [Diagram labeled "Telecom Business Solution" consisting of a center sphere labeled "Work Management" and "Data Management" which is surrounded by triangles labeled, "Customer Care," "Trouble Management," "Order Management,"
    "Service Provisioning" and "Network Design." A large box labeled "API &
            Gateway Management" appears below all of the figures.]

                           Telecom Business Solution

  Each subsystem can be extended with add-on modules to tailor the subsystem to support unique products and services, such as resale or wholesale products providing voice, data, or Internet services, as well as network technology, such as broadband wireless, optical networks or digital subscriber lines.

  Our TBS software architecture provides a critical information management function, making the service provider's information a more accessible and useful resource for managing its business, providing services and delivering superior customer care. The work management architecture brings all the subsystems together, enabling work to flow electronically across the service provider's organization, providing access to performance and resource utilization information. Our integrated approach provides comprehensive support for current and emerging services, network technologies and evolving business processes.

  Order Management

  TBS software's order management subsystem enables the service provider to manage the end-to-end service delivery process that can often involve more than one type of order or transaction across a service provider's own organization, as well as between service or network providers. Our order management subsystem provides support for resale, retail, or wholesale orders for local or long distance voice, data and Internet services. Our TBS software reduces the complexity of dealing with a variety of disjointed or interfaced systems.

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

  Service Provisioning

  The service provisioning subsystem helps the service provider design, configure and assign even the most complex services, and includes automated circuit design capabilities to ensure that services are completed to the service provider's specifications. The service provisioning subsystem enables the service provider to deliver the broad spectrum of services required by today's sophisticated customer--from traditional voice and data to broadband and IP technologies.

  Service provisioning enables the provisioning engineer to design how a service is to be delivered, whether through owned, leased or future facilities. Specifying off-network or future facilities may result in the creation of additional service requests, such as a service request to order the long haul portion of a circuit from another carrier or a request to order a new piece of equipment or build additional facilities. Service provisioning links these service requests with the original customer order and manages the service requests through the work management process. Support of the end-to-end service design enables the customer service representative to handle reports of trouble from customers by identifying whether the affected portion of the service is part of the service provider's network or another provider's network.

  Network Inventory and Design

  The network inventory and design subsystem provides the ability to manage large telecom networks and the flexibility to manage traditional as well as emerging technologies. This subsystem brings the geographical, electrical, physical and logical dimensions of the network into a single, cohesive view supported by a set of administration and design modules.

  Together, the modules within the network inventory and design subsystem provide an integrated way to build and manage today's complex networks. A core design principle implemented in each of these modules is the support for the logical view of the network. In today's environment, the network components used to deliver services to the end customer may come from a variety of sources, including components the service provider owns, leases, or resells. With traditional network management applications, the service provider is often limited to planning and managing service delivery based on only those elements they own and are installed or, those elements that can be physically detected by the network management software. TBS software's network inventory and design subsystem supports the design of networks and fulfillment of services across multiple providers and technologies.

  Customer Care

  One of the key architectural features of our approach is a high degree of integration of customer information. This architecture supports the ability to view the customer in many ways that are important to managing and growing the customer relationship. For instance, billing is more accurate because the information passed to billing is tightly integrated with order activity and the services as they are provisioned and activated in the network. Because the full scope of customer information is available in a single architecture, the people who interact with the customer, such as the customer service representative, sales person, or repair technician, are able to see the "big picture" from the customer's point of view.

  Trouble Management

  The issue of trouble management has taken on new dimensions. It is not sufficient to open and track trouble tickets. Effective, proactive trouble management requires integration with information about the service provider's network, subscribers and the services that the network provides. By integrating TBS software's trouble management subsystem with order management, service provisioning and network design, our software enables one comprehensive, consistent view of the service provider's subscribers, the services that are being provided to them and how those services are provided. For example, when dealing with trouble incidents, the customer service representative is able to see immediately past and current services a subscriber has received from the service provider, services in the process of being installed, the technical design details and trouble history.

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

  Work Management

  The work management subsystem brings all the TBS software subsystems together, enabling work to flow electronically across the service provider's organization, permitting them to analyze their business process performance and resource utilization. At the heart of workflow management is the capability to design customized service fulfillment plans detailing the tasks required to fulfill the customer's request for service. These fulfillment plans, or provisioning plans, organize and manage the flow of tasks, both electronic and manual, according to the service provider's business processes. The work management subsystem coordinates the completion of tasks across provisioning plans for related service requests and, by providing a comprehensive look at where the customer's request for service is in the process, enables service representatives to deliver exceptional customer care.

  Data Management

  The data management subsystem makes the service provider's information a more accessible and useful resource for managing its business across the enterprise. The data management subsystem maintains essential industry, corporate and other reference data required to ensure quality and integrity throughout the business processes, in a central repository. Central data management ensures information is entered correctly the first time, is entered only once, and is accessible from all appropriate areas of the TBS software application, including gateways and APIs to third-party systems.

  API and Gateway Management

  The TBS software is built on an open architecture that supports the electronic exchange of information with a wide array of systems, such as the customer's network, other enterprise systems and external trading or service partners and their operations support systems. Our open API architecture facilitates customization and integration with existing software applications by our customers, partners and third parties.

  In addition to open APIs, we also offer application and vendor-specific gateways. These interfaces provide end-to-end solutions for specific functions. Application-specific gateways address generic business functions, such as switch provisioning and transport provisioning, while vendor-specific gateways are designed to work with vendor-specific products such as "best-of-breed" billing applications.

Professional Services and Support

  We believe that our ability to provide a high level of customer service and support is critical to achieving long-term customer satisfaction. We have developed a broad array of service offerings to assist our diverse customer base:

  Professional Services

  Our professional services organization provides a range of system implementation and education services to assist customers in the program management, project planning, installation and implementation of our TBS software solution. As of June 30, 1999, our professional services organization consisted of 63 people located in several cities in the United States and in London.

  Our professional services organization primarily provides expertise to deploy the TBS software application. We supplement our TBS software implementation capability with systems integration partners who provide expertise, jointly or separately, in large scale, multi-system implementation and integration projects, including overall program management and development of custom interfaces. Together with our system integration partners, we currently have over 250 trained consultants in TBS software implementation.

  Our professional services organization and systems integration partners assess the size and complexity of a service provider's specific implementation needs with a custom implementation profile. This profile takes into account the characteristics of the service provider's business and the objectives to be satisfied by a TBS software implementation. It addresses both business-focused activities, such as business processes and data migration and technology-focused activities, such as software, gateways and platforms. Based on the information provided in the profile, a program summary is produced, providing the starting point for TBS software implementation.

  Examples of specific service offerings utilized in the TBS software implementation are:

  Framework for Success is a scalable, flexible, repeatable set of tools and methodologies designed to help ensure a successful implementation of TBS software, targeted specifically to meet a customer's needs. The Framework for Success implementation methodology incorporates industry best practices, MetaSolv-specific techniques and guidance that can be tailored, on an ongoing basis, as a customer's requirements change. We believe the Framework for Success can shorten our customer's learning curve and streamline the TBS implementation cycle, helping organizations save time and money.

  QuickStart is a program designed to simplify the initial implementation and allow the rapid deployment of TBS software. The QuickStart program consists of a pre-populated TBS software database and workflow engine along with a defined training curriculum for the end user. The QuickStart program enables implementations in under 90 days. By taking advantage of the knowledge gained through successful TBS software implementations, the TBS QuickStart program increases the effectiveness of a customer's resources and reduces the service delivery intervals. At the culmination of this program, knowledge of critical business processes is transitioned to our customer's team.

  Rapid Results is a workshop designed to optimize the customer implementation team's performance and streamline the TBS software implementation by improving business methods and processes. The Rapid Results experience provides in-depth exposure to implementation requirements and TBS software concepts. The workshop shows the implementation team how and where information is loaded in the TBS software database and demonstrates best practices for setting up and maintaining TBS software.

  Educational Offerings

  We provide a comprehensive series of classes to our customers, employees and partners to provide the knowledge and skills necessary to deploy, use and maintain our software solutions. These courses focus on the technical aspects of our products as well as real-world business issues and processes. All of our classes include lecture, demonstration, discussion and hands-on use of our solutions. Classes are held regularly in our training centers located at our headquarters in Plano, Texas as well as in Englewood, Colorado and McLean, Virginia. We also offer Train-the-Trainer programs to enable our customers to conduct their own internal end-user training.

  Maintenance and Technical Support

  Our maintenance and technical support services include help desk support, problem resolution, software maintenance and scheduled software upgrades. We provide dependable and timely resolution of customer technical inquiries via the Web, telephone, or electronic mail. We use an automated customer service system to track each customer's inquiry until it is resolved. We provide customer technical support for our products from our Plano, Texas location. We plan to establish additional customer support sites domestically and internationally, in response to customers' needs. Complete documentation including system administration guides, API integration guides and online help is provided with the TBS software. Our typical software maintenance agreement has a 12-month renewable term.

Alliance Partnerships

  To ensure delivery of a comprehensive end-to-end solution for our customers, we have established strategic relationships with organizations in three general categories: systems integrators, complementary software application vendors and hardware/software platform vendors.

  Systems Integrators. We use systems integration partners to provide jointly or separately a range of services to our customers. We have systems integrator relationships with Ernst & Young, ADC

Telecommunications, American Management Systems, DMR Consulting Group, Andersen Consulting, Arthur Andersen and Cap Gemini. These systems integrators implement our product at the customer location and often assist us with sales lead generation. Utilizing our Framework for Success implementation methodology, we have certified and trained over 200 consultants in these organizations for the implementation and operation of our TBS software.

  Complementary Software Application Vendors. We have joint marketing relationships with a variety of complementary software application vendors whose products and services complement our TBS software solution. Together with these software application partners, we provide our customers with superior software solutions utilizing best-of-breed applications coupled with the efficiency and cost-effectiveness of commercial, off-the-shelf interfaces. Our software application partners provide solutions for the operations support system functions not performed by our TBS software, including customer care and billing, network management and electronic exchange of information between carriers. In addition, we have alliance relationships with enterprise application integration vendors who provide commercial interfaces between our TBS software and other third-party software products and legacy systems. We have alliance relationships with the following leading partners:

  . Customer Care and Billing: Saville Systems, Daleen, Portal Software and Siebel Systems;

  .  Network Management: Harris, Nortel Networks and Syndesis;

  .  Interconnection Gateways: DSET and Quintessent Technologies; and

  . Enterprise Application Integration: Vitria Technology and Crossworlds Software.

  Hardware/Software Platform Vendors. Our technology strategy is to focus exclusively on our mission-critical, order management and provisioning solution, TBS software. To support this focus, we have formed partnerships and alliances with leading hardware and software platform providers including Microsoft, Oracle, Iona, Merant and ESRI. We intend to pursue future alliances to support new platforms and functionality.

Customers

  Our typical customers are providers of telecommunication services ranging from traditional local and long distance services to Internet-based services, who benefit from a scaleable, integrated O&P solution. As of August 30, 1999, we had licensed TBS to approximately 50 customers worldwide, including:

    Allegiance Telecom               HarvardNET
    ALLTEL                           MaxCom
    Ameritech                        Net2000 Communications
    Bell Atlantic                    NorthwesTel
    BellSouth                        Telergy
    Birch Telecom                    Teligent
    Cox Communications               Time Warner Telecom
    GTE                              Qwest Communications International
    GTE Global Networks Infrastructure
                                     US Xchange
    Electric Lightwave               Williams Communications
    GST Communications               Winstar Wireless

Technology

  We have developed the TBS software on a multi-tier client/server platform designed to be scalable, reliable and extensible. The three tiers of our TBS software architecture are the user interface, application and data tiers, which are depicted below:


[Diagram labeled "Telecom Business Solution Technology Architecture" consisting of three shaded areas. The first shaded area, labeled "User Interface Tier," consists of three computer screens labeled "Windows Desktop," "Intranet" and "Internet" with connections from the computers to the second shaded area. The second shaded area, labeled "Application Server Tier," consists of three connected depictions of servers labeled "API Server," "Web Server" and "Transaction Server" and is connected by a single line to the third shaded area. The third shaded area, labeled "Data Tier," consists of a cylinder labeled "Database."]


               Telecom Business Solution Technology Architecture

  . User Interface Tier: includes the client-based graphical user interface presentation services running on a browser or Windows, Windows NT, or Windows 95/98. Some client-side application logic also resides on this tier.

  . Application Server Tier: includes the business logic in components running on Microsoft Transaction Server. These business logic and database access objects enable us to build different graphical user interfaces and utilize the same business logic code. Additionally, access to these components is provided as APIs to our customers and alliances. Access to open and fully documented APIs facilitate customization and integration with existing software applications by our customers, partners and third parties. We plan to introduce the Web Server, which will allow our customers to offer self-service application interfaces via the Internet, in the fourth quarter of 1999.

  . Data Tier: includes an Oracle relational database management system where all TBS data is stored. We leverage the Oracle database features and support operations on any platform supported by Oracle.

  This three-tier technology architecture provides the following key benefits to our customers:

  . Flexibility: The flexibility of multiple graphical user interfaces enables our customers to select the presentation platform of their choice as well as manage the internal distribution and upgrade of the software.

  . Scalability: The TBS software scales easily to handle from tens to thousands of users while maintaining high levels of performance. Our customers can add multiple servers as needed to any level of the system, generally without incurring down time.

  . Data Integrity: We designed the database architecture to preserve data integrity while maintaining fast and efficient transaction-oriented data retrieval methods. The database architecture has remained constant during the life and evolution of other components of the application, demonstrating the resiliency of the underlying data architecture and providing reusability in the business logic layer as new, updated graphical user interfaces are developed.

  . Open Architecture: Our fully documented open APIs give our customers and alliance partners the ability to integrate our TBS software with legacy and external software systems.

Sales and Marketing

  Sales

  We market and sell our software through our direct sales force and indirectly through our alliance partners. To date, we have targeted our sales efforts at three tiers of service providers, ranging from small resellers to large facilities-based telecommunications providers offering both voice and data services, including Internet-based services.

  Our direct sales force consists of 16 employees. We have organized our direct sales force into account teams consisting of an account executive and a sales analyst. Account managers are assigned post-sale to provide ongoing support and identify additional sales opportunities. We generate leads from contacts made through trade shows, seminars, conferences, market research, our Web site, customers, alliance partners and our ongoing public relations program. We qualify the lead and assign an account team to prospective customers. The account team initiates the sales process, which generally involves multiple presentations and software demonstrations to information technology and business users within the prospective customer's organization. We have also implemented an effective corporate visit program whereby the prospective customer meets with our executive management, product managers and software architects at our corporate headquarters for a comprehensive sales effort that includes in-depth software and business discussions.

  We complement our direct sales force with alliances with systems integrators, complementary software application vendors and hardware/software platform vendors including Microsoft and Oracle. These alliance partners provide a global extension of our direct sales force and are a significant source of leads and referrals. We also believe these relationships lend credibility to our technology and facilitate market acceptance of our software and services.

  For our typical customer, the period of time between initial contact and execution of a license agreement ranges from four to nine months.
Telecommunications service providers typically conduct extensive bidding processes before purchasing software applications such as ours.

  Substantially all of our sales have been to North American customers. We believe, however, that significant demand exists for new O&P products and services outside of North America due to increased privatization and resulting competition. We intend to expand our sales and marketing efforts outside of North America through a combination of direct sales in selected markets, continued partnerships with third-party systems integrators and software suppliers and the extension of our relationships with existing customers as they expand into international markets.

  Marketing

  We focus our marketing efforts on developing market strategies and product plans, creating awareness for our O&P solutions, and generating new sales opportunities. Our product management organization provides direction on target markets and the O&P requirements of those markets. Our product strategy is based on an analysis of market requirements, competitive offerings, and projected return on investment. Additionally, our product managers are active members in numerous technology and industry forums. Through these domestic and international forums, we participate in various projects that demonstrate our capability to support world-class, commercial, off-the-shelf O&P implementations.

  In addition, we engage in a variety of marketing activities to create awareness for our TBS software solution and to generate sales opportunities. Through our product marketing and marketing communication functions, we manage and maintain our web site, publish product-related communications and educational white papers, and conduct seminars and user group conferences. We also have an aggressive public relations program and maintain relationships with recognized industry analysts in an ongoing effort to create awareness for O&P solutions and our TBS software in particular. We are an active sponsor of technology-related conferences and demonstrate our product at trade shows targeted at providers of telecommunications services. Additionally, we focus on a range of joint marketing strategies and programs with our alliance partners in order to leverage their market relationships and resources.

Competition

  Competition in our markets is intense and involves rapidly changing technologies, evolving industry standards, frequent new product introductions and rapid changes in customer requirements. We believe we compete favorably on the basis of the breadth and depth of our solution, product quality and performance, customer service, core technology, product features, ability to implement and integrate solutions, the value of our solution and the references of our customers.

  Competitors vary in size and in scope of the products and services offered. We encounter competition from a variety of vendors including Telcordia Technology (formerly Bellcore), Lucent Technologies, Architel Systems, and Eftia OSS Solutions. We also compete with systems integrators and with informational technology departments of large telecommunications service providers. We are aware of numerous other telecommunications carriers, software developers, and smaller entrepreneurial companies that are focusing significant resources on developing and marketing products and services that will compete with our TBS software. We anticipate continued growth in the telecommunications industry and the entrance of new competitors in the O&P software market and that the market for our products and services will remain intensely competitive.

Research and Development

  Our research and development effort is performed by teams of development engineers, software architects and product managers. The organization uses a software development process that includes planning and documenting deliverables in advance, rigorously adhering to coding standards and performing significant performance and functional tests. This software development process involves all functional groups at various levels within MetaSolv and is designed to provide a framework for defining and managing the processes required to bring product concepts and development projects to market cost-effectively and successfully. In addition, we have recruited key development engineers, architects and product managers with experience in O&P solutions, enterprise software and database software and have hired senior management with experience in software used by telecommunication service providers.

  We develop enhancements to our software in partnership with our service provider customers leveraging their telecommunications experience with our commercial software development expertise. We seek to provide upgrades and enhancements to the TBS software on a regular basis, with strong emphasis on response to customer feedback. Our customer User Group maintains an active enhancement ranking process whereby improvements to the software are continually evaluated and prioritized by the participating users.

  Our research and development expenditures totaled approximately $7.3 million for the six months ended June 30, 1999, $10.2 million for the fiscal year ended December 31, 1998, $3.7 million for the fiscal year ended December 31, 1997 and $1.7 million for the fiscal year ended December 31, 1996. As of June 30, 1999, 167 employees were engaged in research and development activities.

Intellectual Property

  We rely upon a combination of patent, copyright, trade secret and trademark law, as well as confidentiality procedures and contractual restrictions, to establish and protect our intellectual property. MetaSolv Software, the

MetaSolv logo, Telecom Business Solution, TBS, TBS QuickStart, PowerFrame and Rapid Results are trademarks, and MetaSolv is a registered trademark of MetaSolv Software, Inc. To maximize protection of our technology, we have implemented a patent protection program. We have filed for patent protection on certain aspects of our software, and we will continue to file patent applications to establish exclusive rights to certain technology we have developed. While we rely on patent, copyright, trade secret and trademark law to protect our technology, we believe that factors such as the technical and creative skills of our employees, frequent product enhancements and improved product quality are essential to maintaining a technology leadership position. We cannot be certain that others will not develop technologies that are similar or superior to our technology.

  We generally enter into confidentiality and license agreements with our employees, alliance partners and customers, and generally control access to and distribution of our software, documentation and other proprietary information. We license rather than sell our TBS software and require our customers to enter into license agreements which impose restrictions on their ability to utilize the software.

  Despite our efforts to protect proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our products or technology to develop products with the same or similar functionality as our products. Policing unauthorized use of our products is difficult, and we cannot be certain that the steps we have taken will prevent misappropriation of our technology, particularly in foreign countries where the laws may not protect proprietary rights as fully as they do in the United States. In addition, certain of our license agreements require us to place the source code for TBS in escrow. Such agreements generally provide that these parties will have a limited, non-exclusive right to use this code if:

  .  there is a bankruptcy proceeding by or against us;

  .  we cease to do business without a successor; or

  .  we discontinue providing maintenance and support.

  For information concerning risks associated with intellectual property rights, see "Risk Factors." If we cannot protect or enforce our intellectual property rights, which currently consist primarily of TBS software and Framework for Success technologies, our competitors may be able to introduce competing products that are similar to ours, which would impair our competitive position. In addition, we may become involved in costly and time-consuming litigation.

Employees

  We believe that our growth and success is attributable in large part to high-caliber employees and an experienced management team, many with years of industry experience in building, implementing, marketing and selling mission-critical applications. We focus on maintaining a strong corporate culture. Each employee attends an extensive 80-hour orientation program and continuing education to learn our technology, the industry we serve and our company values. We intend to continue teaching and promoting our culture and believe this will provide us with a sustainable competitive advantage. We offer a work environment that enables employees to make meaningful contributions, as well as incentive programs to continue to motivate and reward our employees.

  As of June 30, 1999, we had 337 full-time employees of whom:

  .  63 were in professional services;

  .  54 were in sales and marketing;

  .  167 were in research and development; and

  .  53 were in finance, administration and operations.


  Our future performance depends significantly upon the continued service of our key technical, sales and senior management personnel, none of whom are bound by an employment agreement requiring service for any defined period of time. The loss of the services of one or more of our key employees could harm our business. Our future success also depends on our continuing ability to attract, train and retain highly qualified technical, sales and managerial personnel. Competition for personnel is intense, particularly in the Dallas area where we are headquartered, due to the limited number of people available with the necessary technical skills and understanding of the telecommunications industry and Internet services business, and we cannot be certain that we can retain or attract key personnel in the future. None of our employees are represented by a labor union. We have not experienced any work stoppages and consider our relations with our employees to be good.

Facilities

  We lease an approximately 60,000 square foot building in an office park and an additional 12,900 square feet of temporary office space in Plano, Texas. We occupy our current building and will occupy an additional 100,000 square foot building currently under construction on an adjacent lot, planned for occupancy in November 1999, under a lease expiring in 2010. In addition to our principal office space in Plano, Texas, we also lease facilities and offices in Englewood, Colorado, Chicago, Illinois, McLean, Virginia, San Francisco, California, Atlanta, Georgia and London, England. These leases are for terms expiring from September 1999 to July 2006. We believe that the facilities we currently lease are sufficient to meet our needs through at least the next twelve months. However, we believe that we may require additional square footage of office space after that time, and we are currently evaluating expansion alternatives.

Legal Proceedings

  We are not a party to any material legal proceedings.

                                  MANAGEMENT

Officers and Directors

  The executive officers and directors of MetaSolv and their ages as of June 30, 1999, are as follows:

           Name           Age                   Position
           ----           ---                   --------
 James P. Janicki........  44 President and Chief Executive Officer
 Sidney V. Sack..........  53 Chief Operating Officer
 Glenn A. Etherington....  44 Chief Financial Officer
 Jonathan K. Hustis......  43 Vice President -- Business Services, General
                               Counsel and Corporate Secretary
 Joseph W. Pollard.......  42 Vice President -- Sales
 Dana R. Brown...........  34 Vice President -- Marketing
 Eleanor M. Luce.........  56 Vice President -- Services
 Glenda J. Akers.........  45 Vice President -- Engineering
 John W. White...........  60 Chairman of the Board of Directors
 David R. Semmel.........  42 Director
 William N. Sick(1)......  64 Director
 Adam Solomon............  46 Director
 John D. Thornton(1)(2)..  34 Director
 Barry F. Eggers(2)......  36 Director

--------
(1) Member of Compensation Committee

(2) Member of Audit Committee

  James P. Janicki co-founded MetaSolv in July 1992 and since such time has served in various capacities. Mr. Janicki was appointed Chief Executive Officer in May 1999. He has served as President and a director of MetaSolv since April 1994. From June 1982 to July 1992, Mr. Janicki was at Texas Instruments where he served in many capacities, including as the manager of the Texas Instruments' CASE consulting practice from July 1987 to August 1990 and as the manager of the Template software business from August 1990 until July 1992. Texas Instruments develops and manufactures semiconductors and other products in the electrical and electronics industry. Prior to June 1982, Mr. Janicki was a co-founder and Vice President of VEDA Systems, a manufacturer of telemetry and data acquisition technology. Mr. Janicki is the husband of Ms. Brown, our Vice President--Marketing.

  Sidney V. Sack has served as Chief Operating Officer of MetaSolv since March 1999. Mr. Sack also acted as MetaSolv's interim chief financial officer from March 1999 until May 1999. From November 1998 until March 1999, Mr. Sack provided financial and operational consulting services to MetaSolv. From September 1990 to July 1997, Mr. Sack was the Chief Financial Officer of XcelleNet, a developer of remote and mobile communications management software. In addition, from September 1996 until July 1997, Mr. Sack was the Executive Vice President and Chief Operating Officer of XcelleNet.

  Glenn A. Etherington has served as Chief Financial Officer of MetaSolv since May 1999. Mr. Etherington held various senior management positions at Brite Voice Systems, a leading provider of enhanced telecommunications products and interactive information systems, from August 1988 to May 1999. He was Chief Financial Officer from August 1988 to May 1999, Treasurer from August 1988 to May 1993 and Secretary from May 1993 to May 1999. From March 1984 to August 1988, Mr. Etherington held various accounting and financial positions, including Chief Financial Officer, with American City Business Journals a publisher of weekly business newspapers.

  Jonathan K. Hustis has served as General Counsel and Corporate Secretary of MetaSolv since April 1997. He was appointed Vice President--Business Services of MetaSolv in August 1998. Mr. Hustis was at Texas Instruments where he worked in its Corporate Finance Group from November 1995 until April 1997 and as Manager--Business Services in its Information Technology Group (Advanced Information Management and Enterprise Solutions divisions) during September 1989 to November 1995. Mr. Hustis was with FoxMeyer Corporation as associate general counsel from August 1987 until September 1989. He was in private law practice in Dallas, Texas from November 1980 until August 1987.

  Joseph W. Pollard has served as Vice President-Sales of MetaSolv since February 1997. From July 1992 to February 1997, Mr. Pollard was the Director of Sales, South-Central Region and Director of Sales, International for Tivoli Systems, a provider of systems management software and Manager, International Sales and National Accounts, for Visual Information Technologies, a commercial Internet service provider.

  Dana R. Brown joined MetaSolv at its founding in July 1992 and since such time has served in various capacities. She has served as Vice President-Marketing of MetaSolv since August 1997. Ms. Brown was the business unit manager of MetaSolv's object-oriented component software group from August 1992 to March 1996 and the Director of Marketing from April 1996 to August 1997. From April 1989 to July 1992, Ms. Brown held various consulting positions with Texas Instruments, Advanced Information Management software division. From May 1987 to April 1989, Ms. Brown was a Management Information Systems Consultant with Arthur Andersen, a public accounting firm. Ms. Brown is the wife of Mr. Janicki, our President and Chief Executive Officer.

  Eleanor M. Luce has served as Vice President-Services of MetaSolv since February 1999. From February 1996 to February 1999, Ms. Luce was a Vice President of Professional Services at Sybase, a database software company. From June 1990 to February 1996, Ms. Luce was a Vice President at MCI Network Systems, a developer of network management systems.

  Glenda J. Akers has served as Vice President-Engineering of MetaSolv since March 1999. From September 1998 to March 1999, Ms. Akers was the Vice President of Engineering for WarpSpeed Communications, a developer of high-speed networking products. From March 1996 to March 1998, she was the Vice President of Server Engineering for Sybase, Inc., where she managed the engineering development for Sybase's core product, SQL Server. From February 1990 to March 1996, Ms. Akers was Director-Engineering for Network and Provisioning Systems at MCI Network Systems.

  John W. White been a member of MetaSolv's Board of Directors since December, 1998 and Chairman of the Board of Directors since August 1999. Mr. White was Vice President and Chief Information Officer for Compaq Computer, a developer and marketer of computer hardware and software, from February 1994 to October 1998, where he served as a member of the executive management team for Compaq, overseeing their worldwide information systems activities. Prior to February 1994, Mr. White was President of the Information Technology Group and Chief Information Officer for Texas Instruments. Mr. White serves as a director of Citrix, a provider of server-based computing solutions.

  David R. Semmel has been a member of MetaSolv's Board of Directors since January 1994. Mr. Semmel has been a member of the general partner of Kettle Partners, LP, a venture capital fund focusing on Internet and telecommunications investments since its inception in 1997. Mr. Semmel has been a principal of the general partner of Pangaea, LP, an equity hedge fund, since its inception in 1993. He has been the general partner of Pangaea Partners, LP, an investment partnership, since 1988.

  William N. Sick, Jr. co-founded MeteSolv and has been a member of MetaSolv's Board of Directors since July 1992. Mr. Sick is co-manager of the manager of Signature Capital, a venture capital firm, and Chairman, President and Chief Executive Officer of Business Resources International, Inc., a business services firm. He has held these positions since April 1997 and September 1989, respectively. He formerly was Chairman of Aware, Chief Executive Officer of American National Can Company and President of Texas Instruments Semiconductor Group.

  Adam Solomon has been a member of MetaSolv's Board of Directors since January 1994. Mr. Solomon has been Chairman of Shaker Investments, an investment management company, since October 1994. Mr. Solomon is also Chairman of Signature International, a specialized real estate investment fund. He is a former president and current board member of the New York Venture Capital Forum. Mr. Solomon is also a member of the Board of Directors of Global TeleSystems, a telecommunications company.

  John D. Thornton has been a member of MetaSolv's Board of Directors since June 1996. Mr. Thornton is a General Partner of Austin Ventures, a venture capital firm, where he has been employed since 1991. Mr. Thornton serves as a director of Vignette, a developer of Internet relationship management software, and Mission Critical Software, a developer of enterprise-scale Windows NT systems administration and management software products.

  Barry F. Eggers has been a member of MetaSolv's Board of Directors since June 1998. Mr. Eggers has been a general partner of Weiss, Peck & Greer Venture Partners since February 1997. Prior to joining Weiss, Peck & Greer Venture Partners, a venture capital firm, he served in several capacities at Cisco Systems, a worldwide leader in networking for the Internet, including Director of Business Development and Director of Field Operations for the company's ATM Business Unit.

Board of Directors

  We currently have authorized seven directors. Upon the completion of the offering, the terms of the office of the Board of Directors will be divided into three classes: Class I, whose term will expire at the annual meeting of the stockholders to be held in 2000; Class II, whose term will expire at the annual meeting of stockholders to be held in 2001; and Class III, whose term will expire at the annual meeting of stockholders to be held in 2002. The Class I directors are Mr. Solomon and Mr. Semmel, the Class II directors are Mr. Sick and Mr. Eggers and the Class III directors are Mr. White, Mr. Janicki and Mr. Thornton. At each annual meeting of stockholders after the initial classification, the successors to directors whose term will then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. This classification of the Board of Directors may have the effect of delaying or preventing changes in control or management of MetaSolv. The officers serve at the discretion of the Board. Except for Ms. Brown and Mr. Janicki, there are no family relationships among the directors and officers of MetaSolv.

  Board Committees. The Compensation Committee consists of Messrs. Sick and Thornton. The Compensation Committee administers our stock plans and makes decisions concerning salaries and incentive compensation for our employees. The Audit Committee consists of Messrs. Thornton and Eggers. The Audit Committee makes recommendations to the Board of Directors regarding the selection of independent accountants, reviews the results and scope of audit and other services provided by our independent accountants and reviews and evaluates our audit and control functions.

Compensation Committee Interlocks and Insider Participation

  None of the members of the Compensation Committee is currently or has been, at any time since the formation of MetaSolv, an officer or employee of MetaSolv. No member of our Compensation Committee serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or Compensation Committee.

Director Compensation

  Non-employee directors receive $1,500 per meeting attended in person, and $200 per meeting attended in tele-conference. All directors are reimbursed for reasonable expenses incurred by them in attending board and committee meetings. In recognition for his services, we granted John W. White during 1998 an option to purchase 50,000 shares of our common stock at fair market value as of the date of the grant.

  Each non-employee director (other than venture capital investors and founders who hold our stock) who is or becomes a member of the board on or after the date of this offering will be granted an option to purchase up to 30,000 shares of our common stock (up to 10,000 shares for each year of his or her term) under the Long-Term Incentive Plan on the first annual meeting after this offering or, if later, on the date he or she is elected to the board. Each option will have an exercise price equal to the fair market value of our common stock on the date of grant and will have a term to be determined by the Compensation Committee and will generally terminate within a specified time, as defined in the Long-Term Incentive Plan, following the date the optionholder ceases to be a director. Each continuing non-employee director will receive an additional award of a formula option of up to 30,000 shares, upon each subsequent election to the board. Each option award will vest in equal annual installments over the term of the director.

Indemnification

  In June 1998, the board of directors authorized MetaSolv to enter into indemnification agreements with each of our directors and executive officers. The form of indemnity agreement provides that we will indemnify against any and all expenses of the director or executive officer who incurred such expenses because of his or her status as a director or executive officer, to the fullest extent permitted by Delaware law, our certificate of incorporation and our bylaws.

  Our certificate of incorporation and bylaws contain certain provisions relating to the limitation of liability and indemnification of directors and officers. The certificate of incorporation provides that our directors shall not be personally liable to MetaSolv or its stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability

  . for any breach of the director's duty of loyalty to MetaSolv or our stockholders;

  . for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

  . in respect of certain unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

  . for any transaction from which the director derives any improper personal benefit.

  The certificate of incorporation also provides that if the Delaware General Corporation Law is amended after the approval by our stockholders of the certificate of incorporation to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law. The foregoing provisions of the certificate of incorporation are not intended to limit the liability of directors or officers for any violation of applicable federal securities laws. In addition, as permitted by Section 145 of the Delaware General Corporation Law, our bylaws provide that

  . we are required to indemnify our directors and executive officers to the fullest extent permitted by the Delaware General Corporation Law;

  . we may, in our discretion, indemnify other officers, employees and agents as provided by the Delaware General Corporation Law;

  . to the fullest extent permitted by the Delaware General Corporation Law, we are required to advance all expenses incurred by our directors and executive officers in connection with a legal proceeding (subject to certain exceptions);

  .  the rights conferred in the bylaws are not exclusive;

  . we are authorized to enter into indemnification agreements with our directors, officers, employees and agents; and

  . we may not retroactively amend the bylaws provisions relating to indemnity.

Executive Compensation

  The following table sets forth information with respect to compensation earned during 1998 by our current and former Chief Executive Officers and our three other highest-paid executive officers, collectively referred to as the Named Executive Officers:

                          Summary Compensation Table

                                                   Long-Term
                                                  Compensation
                             Annual Compensation     Awards
                             -------------------- ------------
                                                   Number of
                                                   Securities
                                                   Underlying       All Other
Name and Principal Position    Salary    Bonus      Options    Compensation (1)(2)
---------------------------  ---------- --------- ------------ -------------------
James P. Janicki.........    $  139,375 $  86,610   100,000           $9,390
 President and Chief
 Executive Officer
Michael J. Watters.......       116,041       --        --           380,633
 Former Chief Executive
 Officer
Jonathan K. Hustis.......       121,125    17,914    50,000            5,086
 Vice President --
  Business Services,
 General Counsel and
 Corporate Secretary
Dana R. Brown............       118,185    20,703    50,000            4,797
 Vice President --
  Marketing
Joseph W. Pollard........       110,000    82,516       --             7,484
 Vice President -- Sales

--------
(1) Represents contributions made by us to all of our Named Executive Officers (except for Michael J. Watters) under our 401(k)/profit sharing plan.

(2) Michael J. Watters resigned on November 2, 1998. All other compensation includes $160,000 in two lump sum severance payments and $10,633 in accrued vacation. In addition, under a severance agreement, we are paying Mr. Watters a continued salary of up to $210,000 for an 18-month period beginning November 1998, in monthly installments of $11,666.67. The full amount of these installment payments is included in this column.

  The following table sets forth each grant of stock options in 1998 to each of the Named Executive Officers. No stock appreciation rights were granted during such period.

                                                                                Potential Realizable
                                           Individual Grants                      Value at Assumed
                         ------------------------------------------------------   Annual Rates of
                          Number of                                                 Stock Price
                         Securities  Percent of Total                             Appreciation for
                         Underlying  Options Granted                              Option Term (4)
                           Options   to Employees in  Exercise Price Expiration --------------------
Name                     Granted (1)     1998(2)      (per share)(3)    Date       5%        10%
----                     ----------- ---------------- -------------- ---------- --------- ----------
James P. Janicki........   100,000         11.8%          $1.20       3/20/08   $  75,467 $  191,249
Michael J. Watters......       --           --              --            --          --         --
Jonathan K. Hustis......    50,000          5.9            1.20       3/20/08      37,734     95,625
Dana R. Brown...........    50,000          5.9            1.20       3/20/08      37,734     95,625
Joseph W. Pollard.......       --           --              --            --          --         --

                       Option Grants in Last Fiscal Year
--------
(1) Generally, most of the shares under the options listed in the table are immediately exercisable, but are subject to repurchase by us at the original exercise price paid per share upon the optionee's cessation of service prior to vesting in such shares. Typically, the repurchase right lapses and the optionee vests in 20% of the option shares upon completion of 12 months of service from the vesting start date, and in the balance in a series of equal annual installments over the next four years of service. Any option shares that are not immediately exercisable will vest and become exercisable 20% upon completion of 12 months of service from the vesting start date, with the balance vesting in a series of equal annual installments over the next four years of service. The option shares will vest upon the dissolution or liquidation of MetaSolv, or on certain reorganizations where there is no plan to convert or exchange the options into option shares of the surviving entity, unless our repurchase right with respect to the unvested option shares is transferred to the acquiring entity. Each of the options has a ten-year term, subject to earlier termination in the event of the optionee's cessation of service with us.

(2) Based upon options to purchase an aggregate of 849,150 shares of common stock granted to employees of MetaSolv in 1998 under the 1992 Stock Option Plan.

(3) The exercise price was equal to the fair market value of our common stock as valued by the board of directors on the date of grant. The fair market value of our common stock was estimated by the board of directors on the basis of the purchase price paid by investors for shares of our preferred stock (taking into account the liquidation preferences and other rights, privileges and preferences associated with the preferred stock) and an evaluation by the board of our revenues, operating history and prospects.

(4) The potential realizable value is calculated based on the term of the option at the time of grant (ten years). Stock price appreciation of 5% and 10% is assumed pursuant to rules promulgated by the Securities and Exchange Commission and does not represent our prediction of our stock price performance. The potential realizable values at 5% and 10% appreciation are calculated by assuming that the estimated fair market value on the date of grant appreciates at the indicated rate for the entire term of the option and that the option is exercised at the exercise price and sold on the last day of its term at the appreciated price. (See footnote (3) for information on how the fair market value of our common stock was estimated.)

  The following table sets forth for each of the Named Executive Officers options exercised during 1998 and the number and value of securities underlying unexercised options that are held by the Named Executive Officers as of December 31, 1998.

      Aggregated Option Exercises in 1998 and Year-End 1998 Option Values

                                                  Number of Securities    Value of Unexercised
                                                       Underlying                In-the-
                                                 Unexercised Options at     Money Options at
                                                  December 31, 1998(2)    December 31, 1998(3)
                                                 ------------------------ ---------------------
                           Shares
                          Acquired      Value
          Name           on Exercise Realized(1)   Vested     Unvested      Vested    Unvested
          ----           ----------- ----------- ----------- ------------ ---------- ----------
James P. Janicki........   50,000     $326,500       351,000     399,000  $2,265,230 $2,492,270
Michael J. Watters......      --           --            --          --          --         --
Jonathan K. Hustis......      --           --         10,000      90,000      63,300    543,200
Dana R. Brown...........      --           --         32,000      68,000     205,610    405,740
Joseph W. Pollard.......      --           --         28,000     112,000     177,240    708,960

--------
(1) Equal to the fair market value of the purchased shares on the option exercise date, less the exercise price paid for such shares.

(2) Some of the options are immediately exercisable, but any shares purchased under those options will be subject to repurchase by us, at the original exercise price paid per share, upon the optionee's cessation of service with us, before vesting in such shares. For those immediately exercisable options, the heading "Vested" refers to shares no longer subject to repurchase; the heading "Unvested" refers to shares subject to repurchase as of December 31, 1998. Those option shares that are not immediately exercisable will vest and become exercisable 20% upon completion of 12 months of service from the vesting start date, with the balance vesting in a series of equal annual installments over the next four years of service.

(3) Based on the fair market value of our common stock at the end of 1998 as determined by our board of directors, $7.00, less the exercise price payable for such shares. The fair market value of our common stock at the end of 1998 was estimated by the board of directors on the basis of the purchase price paid by investors for shares of our preferred stock (taking into account the liquidation preferences and other rights, privileges and preferences associated with the preferred stock) and an evaluation by the board of our revenues, operating history and prospects. The initial public offering price is higher than the estimated fair market value on December 31, 1998, and the value of unexercised options would be higher than the numbers shown in the table if the value were calculated by subtracting the exercise price from the initial public offering price.

Termination and Change of Control Arrangements

  On November 2, 1998, Michael J. Watters resigned from his employment with us. Under the terms of a severance agreement, we agreed to pay Mr. Watters two lump-sum payments in the aggregate amount of $160,000, plus $10,633 in accrued vacation. We also agreed to continue his salary for up to 18 months at the rate of $11,666.67 per month ($210,000 in total). Under certain circumstances the salary continuation period may end prior to the completion of 18 months. In addition to the foregoing payments, we agreed to continue and pay for Mr. Watters' health insurance coverage for the duration of the salary continuation period. In exchange for the payments to Mr. Watters, he released us from any claims he may have had against us and agreed that, for a period of 18 months, he would not become employed by any entity which competes against us, nor would he solicit any of our customers or employees.

  James P. Janicki, Jonathan K. Hustis and Dana R. Brown received options in 1998 to purchase shares of our common stock. Under the terms of their respective option agreements, they will be entitled to certain accelerated vesting if their employment is terminated, other than for cause, after a change of control. In the event their employment terminates after a change of control occurs, they will become immediately vested in all shares that otherwise would have vested following the date their employment terminates.

Employee Stock Plans

  Long-Term Incentive Plan

  On August 24, 1999, our board of directors adopted the Long-Term Incentive Plan, which is designed to enhance long-term profitability and stockholder value by offering common stock, common stock-based and other performance incentives to those employees, directors and consultants who are key to our growth and success. We also view the Long-Term Incentive Plan as a vehicle to attract and retain experienced employees and to align our employees' economic incentives with those of our stockholders. On August 24, 1999, our board also approved the merger of our 1992 Stock Option Plan into the Long-Term Incentive Plan, so that we now have one comprehensive stock-based incentive plan. Our stockholders also approved the Long-Term Incentive Plan.

  The Long-Term Incentive Plan is administered by the compensation committee of our board, which, except for the formula program noted below for non-employee directors, has exclusive authority to grant awards under the Long-Term Incentive Plan and to make all interpretations and determinations affecting the Long-Term Incentive Plan. The compensation committee has the discretion to determine the individuals to whom awards are granted, the amount of each award, any applicable vesting schedule and other terms of any award. In no event, however, may an individual receive option grants under the Long-Term Incentive Plan for more than 500,000 shares of common stock in any calendar year.

  Participation in the Long-Term Incentive Plan is limited to our employees, consultants, advisors, independent contractors and directors. In addition, non-employee directors (other than venture capital investors and founders who hold our stock) automatically participate in the formula program. Awards under the Long-Term Incentive Plan may be in the form of stock options (including both incentive stock options that meet the requirements of Section 422 of the Internal Revenue Code and nonqualified stock options), stock awards, restricted stock grants, stock appreciation rights and performance awards (collectively, "Awards"). Awards in the form of stock options will be for an exercise price of not less than fair market value on the date of the option's grant. Any Award issued under the Long-Term Incentive Plan that is forfeited, expired, cancelled or terminated prior to exercise will again become available for grant under the Long-Term Incentive Plan.

  The Long-Term Incentive Plan also includes a directors' formula program. The formula program provides for the automatic grant of options to purchase shares of common stock to our non-employee directors (other than venture capital investors and founders who hold our stock). Pursuant to the terms of the formula program, each of these non-employee directors who is or becomes a member of the board on or after the date of this offering will be granted an option to purchase up to 30,000 shares of our common stock (up to 10,000 shares for each year of his or her term) under the Long-Term Incentive Plan on the first annual meeting after this offering or, if later, on the date he or she is elected to the board. Each option will have an exercise price equal to the fair market value of our common stock on the date of grant and will have a ten-year term, but will generally terminate within a specified time, as defined in the Long-Term Incentive Plan, following the date the optionholder ceases to be a director. Each continuing non-employee director will receive an additional award of a formula option of up to 30,000 shares, upon each subsequent election to the board. Each option award will vest in equal annual installments over the term of the director.

  The maximum number of shares of common stock which may be issued and awarded under the Long-Term Incentive Plan is 4,660,000 shares. That number will be increased as of each January 1 by 5% of our outstanding common stock. In the event of any stock dividend, stock split, recapitalization, merger, other change in our capitalization, or similar corporate transaction or event affecting the common stock, the compensation committee may make appropriate adjustments to the Awards. We also may accelerate the timing of the exercise of any Awards or cancel any Award and provide instead for the payment to the participant in cash of the economic value of the award at the time of cancellation. Our board may amend or terminate the Long-Term Incentive Plan at any time. If our board amends the Plan, it does not need to ask for stockholder approval unless applicable law requires it.

  As of September 8, 1999, there are options outstanding under the Long-Term Incentive Plan to purchase 3,370,600 shares of common stock at a weighted average price of $4.22 per share, of which 2,083,353 are currently exercisable.

  Employee Stock Purchase Plan

  Our Board of Directors adopted the Employee Stock Purchase Plan on August 24, 1999. Our stockholders also approved this plan. The Employee Stock Purchase Plan is intended to qualify under Section 423 of the Internal Revenue Code of 1986. We have reserved 300,000 shares of our common stock for issuance under the plan. That number will increase as of each January 1 by 1% of our outstanding common stock. The Employee Stock Purchase Plan will be administered by the compensation committee of our Board of Directors.

  All of our employees are eligible to participate in the Employee Stock Purchase Plan, if they are employed by us for more than 20 hours per week. Eligible employees may begin participating in the Employee Stock Purchase Plan at the start of any calendar year quarter.

  Our Employee Stock Purchase Plan permits each eligible employee to purchase common stock through payroll deductions. Each employee's payroll deductions may not exceed 15% of his or her cash compensation. Purchases of our common stock will occur on the last day of each calendar year quarter, based upon the amount deducted by the employee during that calendar year quarter. The value of the shares purchased in any calendar year by any one employee may not exceed $25,000.

  The price of each share of common stock purchased under our Employee Stock Purchase Plan will be equal to 85% of the lower of:

  . The fair market value per share of common stock on the first day of the applicable calendar year quarter, or

  . The fair market value per share of common stock on the purchase date (that is, on the last day of the calendar year quarter).

  Employees may end their participation in our Employee Stock Purchase Plan at any time. Participation ends automatically upon termination of employment with us. Our board may amend or terminate the Employee Stock Purchase Plan at any time. If our Board increases the number of shares of common stock reserved for issuance under the plan, it must seek shareholder approval.

                             CERTAIN TRANSACTIONS

Transactions with Directors and Officers

  In June 1998, we raised additional capital to finance our operations through the sale of 1,375,422 shares of Class C Preferred Stock to the following principal and affiliate stockholders for approximately $7.00 per share:

                                                    Shares of
                                                     Class C       Aggregate
                                                 Preferred Stock Consideration
                                                 --------------- -------------
Adam Solomon....................................       69,808     $  488,656
Austin Ventures IV-A, L.P. .....................       92,226        645,582
Austin Ventures IV-B, L.P. .....................      193,489      1,354,423
CKS Family Trust................................       34,904        244,328
Joseph W. Pollard...............................       10,000         70,000
Kettle Partners, L.P. ..........................       71,429        500,003
Pangaea Partners, L.P. .........................       46,422        324,954
WPG Enterprise Fund III, L.P. ..................      367,532      2,572,724
WPG Information Sciences Entrepreneur Fund,
 L.P. ..........................................       16,232        113,624
Weiss, Peck & Greer Venture Associates IV
 Cayman, L.P. ..................................       53,092        371,644
Weiss, Peck & Greer Venture Associates IV,
 L.P. ..........................................      420,288      2,942,016
                                                    ---------     ----------
  Total.........................................    1,375,422     $9,627,954
                                                    =========     ==========

  In connection with this financing, Mr. Eggers became a member of our Board of Directors. Mr. Eggers is a general partner of Weiss, Peck & Greer Venture Partners, an affiliate of WPG Enterprise Fund III, L.P., Weiss, Peck & Greer Venture Associates IV, L.P., Weiss, Peck & Greer Venture Associates IV Cayman, L.P. and WPG Information Sciences Entrepreneur Fund, L.P.

  In December 1998, John W. White, a director of MetaSolv, was granted options to purchase 50,000 shares of MetaSolv Common Stock at an exercise price of $7.00 per share in connection with his appointment to the Board.

  In December 1998, we granted John Dirvin, an employee of Austin Ventures, options to purchase 15,000 shares of MetaSolv Common Stock at an exercise price of $7.00 per share in connection with his provision of consulting services.

  In addition, we have granted options to our directors and executive officers. See "Management -- Option Grants in the Last Fiscal Year" and "Principal Stockholders."

  In addition, we have entered into Employment Agreements with certain Executive Officers. See "Management -- Termination and Change of Control Arrangements."

Indemnification and Limitation of Director and Officer Liability

  We have entered into an Indemnification Agreement with each of our executive officers and directors. See "Management -- Indemnification."

  We believe that all of the transactions set forth above were made on terms no less favorable to us than could have been obtained from unaffiliated third parties. All future transactions, including loans between us and our officers, directors, principal stockholders and their affiliates will be approved by a majority of the board of directors, including a majority of the independent and disinterested outside directors on the board of directors, and will continue to be on terms no less favorable to us than could be obtained from unaffiliated third parties.

                            PRINCIPAL STOCKHOLDERS

  The following table sets forth certain information with respect to shares beneficially owned by (1) each person who is known by us to be the beneficial owner of more than five percent of our outstanding shares of common stock, (2) the Chief Executive Officer and each of our other executive officers named on the Summary Compensation Table; (3) each of our directors; and (4) all current directors and executive officers as a group. Beneficial ownership has been determined in accordance with Rule 13d-3 under the Exchange Act. Under this rule, certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire shares (for example, upon exercise of an option or warrant) within sixty (60) days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of such acquisition rights. As a result, the percentage of outstanding shares of any person as shown in the following table does not necessarily reflect the person's actual voting power at any particular date. The percentage of beneficial ownership for the following table is based on 14,138,143 shares of
common stock outstanding as of September 8, 1999 and     shares of common
stock outstanding after the completion of this offering. Unless otherwise indicated, the address for each listed stockholder is: c/o MetaSolv Software, Inc., 5560 Tennyson Parkway, Plano, Texas 75024. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to the shares of common stock indicated.

                                           Shares
                                        Beneficially Percent Beneficially
   5% Stockholders, Named Officers,        Owned             Owned
              Directors,                ------------ -------------------------
 and Directors and Executive Officers                  Before         After
              as a Group                   Number     Offering       Offering
 ------------------------------------   ------------ -----------    ----------
 John D. Thornton.....................    4,531,977         32.05%
  Entities affiliated with Austin Ven-
  tures (1)
 Michael J. Watters (2)...............    2,290,000         16.20
 William N. Sick, Jr. ................    3,028,793         21.42
  Business Resources International,
  Inc. (3)
 Barry F. Eggers......................      961,631          6.80
  Entities affiliated with Weiss, Peck
  & Greer (4)
 James P. Janicki (5).................      711,707          4.83
 Dana R. Brown (5)....................      711,707          4.83
 David R. Semmel (6)..................      638,297          4.51
 Adam Solomon (7).....................      567,673          4.02
 John W. White (8)....................       50,000             *             *
 Joseph W. Pollard (9)................      213,456          1.50
 Jonathan K. Hustis (10)..............      100,000             *             *
 All directors and executive officers    11,403,704         73.67%
  as a group (14 persons) (11)........

--------
*Less than 1%

(1) Includes 1,304,046 shares held by Austin Ventures IV-A, L.P., 2,735,499 shares held by Austin Ventures IV-B, L.P. and 492,432 shares held by Austin Ventures VI, L.P. Mr. Thornton, one of our directors, is a partner of AV Partners IV, L.P., which is the general partner of Austin Ventures IV-A, L.P. and Austin Ventures IV-B, L.P., and a general partner of AV Partners VI, L.P., which is the general partner of Austin Ventures VI, L.P. Mr. Thornton disclaims beneficial ownership of the shares held by Austin Ventures IV-A, L.P., Austin Ventures IV-B, L.P. and Austin Ventures VI, L.P., except to the extent of his pecuniary interest therein arising from his partnership interest in AV Partners IV, L.P. and AV Partners VI, L.P., as the case may be.

(2) Includes 229,000 shares held by The Watter's Children Trust, 390,000 shares held by Mike and Carole Watters Charitable Remainder Trust and 1,671,000 shares held by MCDA International Partnership, Ltd.

(3) Includes 1,672,000 shares held by Business Resources International, Inc., 152,000 shares held by Jill Melanie Sick 1991 Trust, 152,000 shares held by David Louis Sick 1991 Trust, 76,000 shares held by Louis Pitchlyn Williams 1992 Trust and 11,207 shares held by Jill M. Sick.

(4) Includes 412,336 shares held by WPG Enterprise Fund III, L.L.C., 471,518 shares held by Weiss, Peck & Greer Venture Associates IV, L.L.C., 59,560 shares held by Weiss, Peck & Greer Venture Associates IV Cayman, L.P. and 18,217 shares held by WPG Information Sciences Entrepreneur Fund, L.P. Mr. Eggers, one of our directors, is a Managing Member of WPG VC Fund Adviser, L.L.C., which is the Fund Investment Advisory Member of WPG Enterprise Fund III, L.L.C. and Weiss, Peck & Greer Venture Associates IV, L.L.C., is the general partner of WPG Information Sciences Entrepreneur Fund, L.P. and is a general partner of Weiss, Peck & Greer Venture Associates IV Cayman, L.P. Mr. Eggers disclaims any beneficial ownership of the shares held by these funds, except to the extent of his pecuniary interests therein.

(5) Represents (i) 110,635 shares held of record by Mr. Janicki and Ms. Brown, joint tenants, (ii) 530,072 shares subject to stock options held by Mr. Janicki that are exercisable within 60 days of September 8, 1999 and (iii) 71,000 shares subject to stock options held by Ms. Brown that are exercisable within 60 days of September 8, 1999.

(6) Includes 121,429 shares held by Kettle Partners, L.P. and 165,558 shares held by Pangaea Partners, L.P. Mr. Semmel, one of our directors, is a member of Moraine, L.L.C., the general partner of Kettle Partners, L.P., and is the sole general partner of Pangaea Partners, L.P. Mr. Semmel disclaims beneficial ownership of all shares held by Kettle Partners, L.P., except to the extent of his pecuniary interest, and all shares held by Pangaea Partners, L.P.

(7) Includes 235,544 shares held by CKS Family Trust and 61,681 shares held by Anthony M. Solomon-1990 Trust.

(8) Consists of 50,000 shares subject to stock options held by Mr. White that are exercisable within 60 days of September 8, 1999.

(9) Includes 58,616 shares subject to stock options held by Mr. Pollard that are exercisable within 60 days of September 8, 1999.

(10) Includes 50,000 shares subject to stock options held by Mr. Hustis that are exercisable within 60 days of September 8, 1999.

(11) Includes 1,342,143 shares subject to stock options that are exercisable within 60 days of September 8, 1999.

                         DESCRIPTION OF CAPITAL STOCK

  On the closing of this offering, our authorized capital stock will consist of 100,000,000 shares of common stock, $0.01 par value, and 10,000,000 shares of preferred stock, $0.01 par value.

Common Stock

  As of June 30, 1999, there were 5,889,120 shares of common stock outstanding that were held of record by approximately 54 stockholders. As of June 30, 1999 there were 3,388,950 shares of common stock subject to outstanding options, of which options to purchase 878,815 shares are currently exercisable. There will
be     shares of common stock outstanding (assuming no exercise of the
underwriters' over-allotment option and assuming no exercise after     , 1999,
of outstanding options or warrants) after giving effect to the sale of the shares of common stock to the public in this offering and the automatic conversion of our preferred stock into common stock on a one-for-one basis. The holders of common stock are entitled to one vote per share on all matters to be voted on by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for the payment of dividends. In the event of the liquidation, dissolution, or winding up of MetaSolv, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be issued on completion of this offering will be fully paid and nonassessable.

Preferred Stock

  On the closing of this offering, 10,000,000 shares of preferred stock will be authorized and no shares will be outstanding. The board of directors has the authority to issue the preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of MetaSolv without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control to others. At present, we have no plans to issue any of the preferred stock.

Anti-takeover Effects of Provisions of the Certificate of Incorporation, Bylaws and Delaware Law

  Certificate of Incorporation and Bylaws. Our amended and restated certificate of incorporation to be effective on the closing of this offering provides that the board of directors will be divided into three classes of directors, with each class serving a staggered three-year term. The classification system of electing directors may tend to discourage a third-party from making a tender offer or otherwise attempting to obtain control of MetaSolv and may maintain the incumbency of the board of directors, as the classification of the board of directors generally increases the difficulty of replacing a majority of the directors. The amended and restated certificate of incorporation also provides that, effective on the closing of this offering, all stockholder actions must be effected at a duly called meeting and not by a consent in writing. Further, provisions of the bylaws and the amended and restated certificate of incorporation provide that the stockholders may amend the bylaws or certain provisions of the amended and restated certificate of incorporation only with the affirmative vote of 75% of our capital stock. These provisions of the amended and restated certificate of incorporation and bylaws could discourage potential acquisition proposals and could delay or prevent a change in control of MetaSolv. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and in the policies formulated by the Board of Directors and to discourage certain types of transactions that may involve an actual or threatened change of control of MetaSolv. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management. See "Risk Factors--We Have Various Mechanisms in Place to Discourage Takeover Attempts."

  Delaware Takeover Statute. We are subject to Section 203 of the Delaware General Corporation Law, or DGCL Section 203, which regulates corporate acquisitions. DGCL Section 203 prevents certain Delaware corporations, including those whose securities are listed on the Nasdaq National Market, from engaging, under certain circumstances in a "business combination" with any "interested stockholder" for three years following the date that such stockholder became an interested stockholder. For purposes of DGCL Section 203, a "business combination" includes, among other things, a merger or consolidation involving MetaSolv and the interested stockholder and the sale of 10% or more of our assets. In general, DGCL Section 203 defines an "interested stockholder" as any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person. A Delaware corporation may "opt out" of DGCL Section 203 with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from amendments approved by the holders of at least a majority of the corporation's outstanding voting shares. We have not "opted out" of the provisions of DGCL Section 203.

Registration Rights

  After this offering, the holders of approximately 10,218,653 shares of common stock or rights to acquire such shares will be entitled to rights with respect to the registration of such shares under the Securities Act. Under the terms of the agreement between us and the holders of such registrable securities, if we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders exercising registration rights, such holders are entitled to notice of such registration and are entitled to include shares of such common stock in the registration. Additionally, such holders are also entitled to demand registration rights, pursuant to which they may require us on up to two occasions to file a registration statement under the Securities Act at our expense with respect to their shares of common stock, and we are required to use all reasonable efforts to effect such registration. Further, holders may require us to file an unlimited number of additional registration statements on Form S-3 at our expense. All of these registration rights terminate after four (4) years following the consummation of our initial public offering are subject to certain conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares included in such registration and our right not to effect a requested registration within 180 days following an offering of our securities, including the offering made by this prospectus.

Transfer Agent and Registrar

  The transfer agent and registrar for the common stock is ChaseMellon Shareholder Services, L.L.C. and its telephone number is (214) 965-2235.

                        SHARES ELIGIBLE FOR FUTURE SALE

  On completion of this offering, we will have     shares of common stock
outstanding. Of the     shares which will be sold to the public in this
offering,     shares will be available for immediate sale in the public market
as of the date of this prospectus, and     shares will be subject to a 180-day
lockup period. Approximately     additional shares will be available for sale
in the public market 90 days after the offering, subject to compliance with
the volume and other limitations of Rule 144. Approximately     additional
shares will be available for sale in the public market following the expiration of 180-day lockup agreements with representatives of the underwriters, subject in some cases to compliance with the volume and other limitations of Rule 144. The table below sets forth the approximate number of shares eligible for future sale after giving effect to the lock-up and the holding requirements under Rule 144.

   Days after Date of       Approximate Shares
    this Prospectus      Eligible for Future Sale Comment
   ------------------    ------------------------ -------
On Effectiveness........                          Freely tradable shares sold in offering
90 Days.................                          Shares salable under Rule 144
180 Days................                          Lock-up released; shares salable under Rule 144,
                                                  144(k) or 701
Thereafter..............                          Restricted securities held for one year or less

  In general, under Rule 144 as currently in effect, a person, or persons whose shares are aggregated, who has beneficially owned shares for at least one year is entitled to sell within any three-month period commencing 90 days after the date of this prospectus a number of shares that does not exceed the greater of (a) 1% of the then outstanding shares of common stock which will be
approximately     shares immediately after the offering, or (b) the average
weekly trading volume during the four calendar weeks preceding such sale, subject to manner of sale requirements, and depending on the amount sold, the filing of a Form 144 with respect to such sale. A person or persons whose shares are aggregated who is not deemed to have been an affiliate of MetaSolv at any time during the 90 days immediately preceding the sale who has beneficially owned his or her shares for at least two years is entitled to sell such shares pursuant to Rule 144(k) without regard to the limitations described above. Persons deemed to be affiliates must always sell pursuant to Rule 144, even after the applicable holding periods have been satisfied.

  We are unable to estimate the number of shares that will be sold under Rule144, since this will depend on the market price for our common stock, the personal circumstances of the sellers and other factors. Prior to this offering, there has been no public market for the common stock, and there can be no assurance that a significant public market for the common stock will develop or be sustained after the offering. Any future sale of substantial amounts of the common stock in the open market may adversely affect the market price of the common stock in this offering.

  We, our directors, executive officers and other stockholders, holding an
aggregate of approximately     common shares or rights to acquire the shares,
have agreed pursuant to the Underwriting Agreement and other agreements that we and they will not sell any common stock without the prior consent of Morgan Stanley & Co. Incorporated for a period of 180 days from the date of this prospectus, except that we may, without such consent, grant options and sell shares pursuant to our stock plans.

  Any of our employees or consultants who purchased shares pursuant to a written compensatory plan or contract is entitled to rely on the resale provisions of Rule 701, which permits nonaffiliates to sell their Rule 701 shares without having to comply with the public information, holding period, volume limitation or notice provisions of Rule 144 and permits affiliates to sell their Rule 701 shares without having to comply with the Rule 144 holding period restrictions, in each case commencing 90 days after the date of this prospectus. As of the date of this prospectus, the holders of options
exercisable into approximately     shares of common stock will be eligible to
sell their shares on the expiration of the 180-day lockup period, or subject in certain cases to vesting of such options.

  We intend to file a registration statement on Form S-8 under the Securities Act to register shares of common stock issued or reserved for issuance under our stock plans within 180 days after the date of this prospectus, thus permitting the resale of such shares by nonaffiliates in the public market without restriction under the Securities Act. We intend to register these shares on Form S-8, along with options that have not been issued under our stock plans as of the date of this prospectus.

  In addition, after this offering, the holders of approximately 10,218,653 shares of common stock will be entitled to certain rights with respect to registration of such shares under the Securities Act. Registration of such shares under the Securities Act would result in such shares, except for shares purchased by affiliates of MetaSolv, becoming freely tradable without restriction under the Securities Act immediately on the effectiveness of such registration. See "Description of Capital Stock--Registration Rights."

                                 UNDERWRITERS

  Under the terms and subject to the conditions contained in the underwriting agreement dated the date hereof, the underwriters named below, for whom Morgan Stanley & Co. Incorporated, BancBoston Robertson Stephens Inc. and Jefferies & Company, Inc. are acting as representatives, have severally agreed to
purchase, and we have agreed to sell to them an aggregate of     shares of
common stock. The number of shares of common stock that each underwriter has agreed to purchase is set forth opposite its name below:

                                                                       Number of
         Name                                                           Shares
         ----                                                          ---------
   Morgan Stanley & Co. Incorporated..................................
   BancBoston Robertson Stephens Inc..................................
   Jefferies & Company, Inc...........................................


                                                                         ----
     Total............................................................
                                                                         ====

  The underwriters are offering the shares subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock in this offering are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock in this offering, other than those covered by the over-allotment option described below, if any such shares are taken.

  The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price that represents a
concession not in excess of $.    a share under the public offering price. Any
underwriters may allow, and such dealers may reallow, a concession not in
excess of $.    a share to other underwriters or to certain other dealers.
After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives of the underwriters.

  Pursuant to the underwriting agreement, we have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to
purchase up to an aggregate of     additional shares of common stock at the
public offering price set forth on the cover page hereof, less underwriting discounts and commissions. The underwriters may exercise such option solely for the purpose of covering over-allotments, if any, made in connection with this offering. To the extent such option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of common stock as the number set forth next to such underwriter's name in the preceding table bears to the total number of shares of common stock set forth next to the names of all underwriters in the preceding table. If the underwriter's over-allotment
option is exercised in full, the total price to public would be $   , the
total underwriters' discounts and commissions would be $    and the total
proceeds to us would be $    before deducting estimated offering expenses of
$   .

  At our request, the underwriters have reserved up to     shares of common
stock to be sold in this offering, at the public offering price, to our directors, officers, employees, business associates and related persons.

The number of shares of common stock available for sale to the general public will be reduced to the extent such individuals purchase such reserved shares. Any reserved shares which are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares.

  We, the directors, officers and certain other of our stockholders have each agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, during the period ending 180 days after the date of this prospectus, we will not, directly or indirectly:

  . offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock (whether such shares or any such securities are then owned by such person or are thereafter acquired directly from us); or

  . enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of common stock,

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

  The restrictions described in the previous paragraph do not apply to:

  . the sale to the underwriters of the shares of common stock under the underwriting agreement;

  . the issuance by MetaSolv of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus which is described in the prospectus;

  . transactions by any person other than MetaSolv relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares of common stock; or

  . issuances of shares of common stock or options to purchase shares of common stock pursuant to our employee benefit plans as in existence on the date of the prospectus and consistent with past practices.

  The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of common stock offered by them.

  We have submitted an application to have our common stock approved for quotation on the Nasdaq National Market under the symbol "MSLV."

  In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may over-allot in connection with the offering, creating a short position in the common stock for their own account. In addition, to cover over-allotments or to stabilize the price of the common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering if the syndicate repurchases previously distributed shares of common stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities and may end any of these activities at any time.

  We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

Pricing of the Offering

  Prior to this offering, there has been no public market for the shares of common stock. Consequently, the public offering price for the shares of common stock will be determined by negotiations between MetaSolv and the representatives of the underwriters. Among the factors considered in determining the public offering price were our record of operations, our current financial position and future prospects, the experience of our management, our sales, earnings and other financial and operating information in recent periods, the price-earnings ratios, price-sales ratios, market prices of securities and financial and operating information of companies engaged in activities similar to ours.

                                 LEGAL MATTERS

  The validity of the issuance of the common stock issued in this offering will be passed upon for us by Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, Austin, Texas and for the underwriters by Davis Polk & Wardwell, New York, New York.

                             CHANGE IN ACCOUNTANTS

  Arthur Andersen LLP was previously the principal accountants for MetaSolv Software, Inc. On October 17, 1997, that firm's appointment as principal accountants was terminated and KPMG LLP was engaged as principal accountants. The decision to change accountants was approved by the board of directors.

  During 1997, through October 17, 1997, there were no disagreements with Arthur Andersen LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreement. A letter from Arthur Andersen LLP is filed as an exhibit hereto.

                                    EXPERTS

  The financial statements and schedule of MetaSolv Software, Inc. as of December 31, 1997 and December 31, 1998, and for each of the years in the three-year period ended December 31, 1998, have been included in this prospectus in reliance upon the reports of KPMG LLP, independent certified public accountants, appearing elsewhere in this prospectus, and upon the authority of said firm as experts in accounting and auditing.

                            ADDITIONAL INFORMATION

  We have filed with the Securities and Exchange Commission, Washington, D.C. 20549, a registration statement on Form S-1 under the Securities Act with respect to the common stock to be issued in this offering. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information with respect to us and the common stock issued in this offering, reference is made to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document referred to are not necessarily complete. Each statement in this prospectus relating to a contract or document filed as an exhibit to the registration statement is qualified in all respects by the contents of the exhibit. The registration statement, including exhibits and schedules thereto, may be inspected without charge at the Commission's principal office in Washington, D.C., and copies of all or any part thereof may be obtained from such office after payment of fees prescribed by the Commission. The Securities and Exchange Commission maintains a Web site that contains report, proxy and information statement and other information regarding registrants who, like us, file electronically with it.

  We intend to provide our stockholders with annual reports containing consolidated financial statements audited by an independent public accounting firm and quarterly reports containing unaudited consolidated financial data for the first three quarters of each year.

                         INDEX TO FINANCIAL STATEMENTS

Independent Auditors' Report................................................ F-2

Balance Sheets.............................................................. F-3

Statements of Operations.................................................... F-4

Statements of Stockholders' Equity.......................................... F-5

Statements of Cash Flows.................................................... F-6

Notes to Financial Statements............................................... F-7

                         Independent Auditors' Report

The Board of Directors
MetaSolv Software, Inc.:

  We have audited the accompanying balance sheets of MetaSolv Software, Inc. as of December 31, 1997 and 1998, and the related statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 1997 and 1998, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1998 in conformity with generally accepted accounting principles.

                                          /s/ KPMG LLP

                                          KPMG LLP

Dallas, Texas
February 26, 1999

                            METASOLV SOFTWARE, INC.

                                 Balance Sheets
                (in thousands, except share and per share data)

                                                              June 30, 1999
                                           December 31,        (unaudited)
                                          ---------------  --------------------
                                           1997    1998    Actual    Pro Forma
                                          ------- -------  -------  -----------
                 Assets                                             (note 1(n))
Current assets:
  Cash and cash equivalents.............  $ 3,639 $ 7,984  $11,222      $11,222
  Restricted cash.......................      689     --       --           --
  Trade accounts receivable, less
   allowance for doubtful accounts of
   $90 in 1997, $600 in 1998 and $1,450
   in 1999..............................    2,028  11,078   14,030       14,030
  Unbilled receivables..................      897     957    1,779        1,779
  Prepaid expenses......................      167     859      502          502
  Other current assets..................      319     818      861          861
                                          ------- -------  -------  -----------
    Total current assets................    7,739  21,696   28,394       28,394
Equipment, furniture and fixtures, net..    2,205   4,738    5,125        5,125
Other assets............................       18      93      120          120
                                          ------- -------  -------  -----------
    Total assets........................  $ 9,962 $26,527  $33,639  $    33,639
                                          ======= =======  =======  ===========
  Liabilities and Stockholders' Equity
Current liabilities:
  Accounts payable......................  $   381 $ 2,216  $ 3,109  $     3,109
  Accrued expenses......................    1,990   7,071    7,726        7,726
  Deferred revenue......................    2,882   2,648    5,730        5,730
  Note payable..........................       93     --     1,866        1,866
                                          ------- -------  -------  -----------
    Total current liabilities...........    5,346  11,935   18,431       18,431
Deferred income taxes ..................       67     156       11           11
Class B redeemable convertible preferred
 stock, $.005 par value; 3,369,080
 shares authorized, issued and
 outstanding at December 31, 1997 and
 1998 and June 30, 1999; no shares
 authorized, issued or outstanding, pro
 forma..................................    2,610   2,610    2,610          --
Class C redeemable convertible preferred
 stock, $1.00 par value; 1,428,573
 shares authorized, issued and
 outstanding at December 31, 1998 and
 June 30, 1999; no shares authorized,
 issued or outstanding, pro forma.......      --   10,000   10,000          --
Stockholders' equity:
  Class A convertible preferred stock,
   $.005 par value; 3,325,000 shares
   authorized, issued and outstanding at
   December 31, 1997 and 1998, and June
   30, 1999 (liquidation value $1,750);
   no shares authorized, issued or
   outstanding, pro forma...............       18      18       18          --
  Preferred stock, $.01 par value, no
   shares authorized, issued or
   outstanding, actual; 10,000,000
   shares authorized pro forma, no
   shares issued or outstanding, pro
   forma................................      --      --       --           --
  Common stock, $.01 par value,
   23,000,000 shares authorized,
   5,704,680 and 5,823,290 shares issued
   and outstanding at December 31, 1997
   and 1998, respectively and 5,901,120
   shares issued at June 30, 1999;
   100,000,000 shares authorized,
   14,023,773 shares issued, pro forma..       57      58       59          140
  Additional paid-in capital............    1,818   1,890    1,948       14,495
  Treasury stock--at cost, 12,000 shares
   at June 30, 1999.....................      --      --       (14)         (14)
  Retained earnings (deficit)...........       46    (140)     576          576
                                          ------- -------  -------  -----------
    Total stockholders' equity..........    1,939   1,826    2,587       15,197
                                          ------- -------  -------  -----------
Commitments and contingencies
    Total liabilities and stockholders'
     equity.............................  $ 9,962 $26,527  $33,639  $    33,639
                                          ======= =======  =======  ===========

                See accompanying notes to financial statements.

                            METASOLV SOFTWARE, INC.

                            Statements of Operations
                       (in thousands, except share data)

                                                     Six months ended June 30,
                            Year ended December 31,         (unaudited)
                            -----------------------  -------------------------
                             1996    1997    1998        1998          1999
                            ------- ------- -------  ------------  ------------
Revenues:
  License.................  $ 1,895 $ 5,262 $23,432  $      6,548  $     17,165
  Service.................    3,170   6,283  19,144         6,775        14,971
                            ------- ------- -------  ------------  ------------
    Total revenues........    5,065  11,545  42,576        13,323        32,136
                            ------- ------- -------  ------------  ------------
Cost of revenues:
  License.................       69     223   1,298           423           900
  Service.................    1,090   3,302  14,803         4,727        11,690
                            ------- ------- -------  ------------  ------------
    Total cost of
     revenues.............    1,159   3,525  16,101         5,150        12,590
                            ------- ------- -------  ------------  ------------
    Gross profit..........    3,906   8,020  26,475         8,173        19,546
                            ------- ------- -------  ------------  ------------
Operating expenses:
  Research and
   development............    1,666   3,670  10,170         4,510         7,341
  Sales and marketing.....    1,006   2,996  11,634         3,732         6,000
  General and
   administrative.........      653   1,289   5,179         1,510         5,135
                            ------- ------- -------  ------------  ------------
    Total operating
     expenses.............    3,325   7,955  26,983         9,752        18,476
                            ------- ------- -------  ------------  ------------
Income (loss) from
 operations...............      581      65    (508)       (1,579)        1,070
Interest and other income,
 net......................       67     115     298            98           169
                            ------- ------- -------  ------------  ------------
Income (loss) before
 taxes....................      648     180    (210)       (1,481)        1,239
Income tax expense
 (benefit)................      --       60     (24)         (169)          523
                            ------- ------- -------  ------------  ------------
Net income (loss).........  $   648 $   120 $  (186) $     (1,312) $        716
                            ======= ======= =======  ============  ============
Earnings (loss) per share
 of common stock:
  Basic...................  $  0.11 $  0.02 $ (0.03) $      (0.23) $       0.12
                            ======= ======= =======  ============  ============
  Diluted.................  $  0.06 $  0.01 $ (0.03) $      (0.23) $       0.05
                            ======= ======= =======  ============  ============


                See accompanying notes to financial statements.

                            METASOLV SOFTWARE, INC.

                       Statements of Stockholders' Equity
                       (in thousands, except share data)

                         Class A convertible        Common stock    Treasury stock    Additional Retained
                         ------------------------ ----------------- ----------------   paid-in   earnings
                           Shares       Amount      Shares   Amount Shares   Amount    capital   (deficit)  Total
                         -------------  --------- ---------- ------ -------- -------  ---------- --------- -------
Balance, December 31,
 1995...................     3,325,000   $   18    5,700,100  $ 57       --   $   --   $ 1,816     $(722)  $ 1,169
 Exercise of stock
  options...............           --       --         4,500   --        --      --          2       --          2
 Net income.............           --       --           --    --        --      --        --        648       648
                         -------------   ------   ----------  ----  --------  ------   -------     -----   -------
Balance, December 31,
 1996...................     3,325,000       18    5,704,600    57       --      --      1,818       (74)    1,819
 Exercise of stock
  options...............           --       --            80   --        --      --        --        --        --
 Net income.............           --       --           --    --        --      --        --        120       120
                         -------------   ------   ----------  ----  --------  ------   -------     -----   -------
Balance, December 31,
 1997...................     3,325,000       18    5,704,680    57       --      --      1,818        46     1,939
 Exercise of stock
  options...............           --       --       118,610     1       --      --         72       --         73
 Net loss...............           --       --           --    --        --      --        --       (186)     (186)
                         -------------   ------   ----------  ----  --------  ------   -------     -----   -------
Balance, December 31,
 1998...................     3,325,000       18    5,823,290    58       --      --      1,890      (140)    1,826
 Exercise of stock
  options, unaudited....           --       --        77,830     1       --      --         58       --         59
 Purchase of stock
  (unaudited)...........                                              12,000     (14)                          (14)
 Net income
  (unaudited)...........           --       --           --    --        --      --        --        716       716
                         -------------   ------   ----------  ----  --------  ------   -------     -----   -------
Balance, June 30, 1999
 (unaudited)............     3,325,000       18    5,901,120    59    12,000     (14)    1,948     $ 576     2,587
 Pro forma conversion of
  Class A, B, and C
  preferred stock
  (unaudited)...........    (3,325,000)     (18)   8,122,653    81       --      --     12,547       --     12,610
                         -------------   ------   ----------  ----  --------  ------   -------     -----   -------
Pro forma balance
 June 30, 1999
 (unaudited)............           --    $   --   14,023,773  $140    12,000  $  (14)  $14,495     $ 576   $15,197
                         =============   ======   ==========  ====  ========  ======   =======     =====   =======




                See accompanying notes to financial statements.

                            METASOLV SOFTWARE, INC.

                            Statements of Cash Flows
                                 (in thousands)

                                                       Six months ended June 30,
                           Year ended December 31,            (unaudited)
                          ---------------------------  -------------------------
                            1996     1997      1998        1998          1999
                          --------  -------  --------  ------------  ------------
Cash flows from
 operating activities:
  Net income (loss).....  $    648  $   120  $   (186) $     (1,312) $        716
  Adjustments to
   reconcile net income
   (loss) to net cash
   provided by (used in)
   operating activities:
    Depreciation and
     amortization.......       113      293       763           288           698
    Deferred tax expense
     (benefit)..........       --        35      (498)         (262)         (305)
    Changes in operating
     assets and
     liabilities:
      Restricted cash...      (335)    (353)      689            (6)          --
      Trade accounts
       receivable, net..    (1,108)    (363)   (9,050)       (1,241)       (2,952)
      Unbilled
       receivables......       --      (897)      (60)         (521)         (822)
      Other assets......        16     (408)     (679)         (592)          447
      Accounts payable
       and accrued
       expenses.........       404    1,740     6,916         1,942         1,548
      Deferred revenue..     1,105    1,708      (234)         (371)        3,082
                          --------  -------  --------  ------------  ------------
        Net cash
         provided by
         (used in)
         operating
         activities.....       843    1,875    (2,339)       (2,075)        2,412
                          --------  -------  --------  ------------  ------------
Cash flows from
 investing activities:
  Purchases of
   equipment, furniture
   and fixtures.........      (665)  (1,682)   (3,296)       (1,842)       (1,085)
  Purchase of marketable
   securities...........      (771)     --        --            --            --
  Sale of marketable
   securities...........       764      260       --            --            --
                          --------  -------  --------  ------------  ------------
        Net cash used in
         investing
         activities.....      (672)  (1,422)   (3,296)       (1,842)       (1,085)
                          --------  -------  --------  ------------  ------------
Cash flows from
 financing activities:
  Proceeds from sale of
   redeemable preferred
   stock................     2,475      110    10,000         9,300           --
  Borrowings from bank..       --        93     1,000         1,000         1,866
  Payments on bank
   borrowings...........       --       --     (1,093)           (1)          --
  Proceeds from issuance
   of common stock......         2      --         73             5            59
  Purchase of treasury
   stock................       --       --        --            --            (14)
                          --------  -------  --------  ------------  ------------
        Net cash
         provided by
         financing
         activities.....     2,477      203     9,980        10,304         1,911
                          --------  -------  --------  ------------  ------------
Increase in cash and
 cash equivalents.......     2,648      656     4,345         6,387         3,238
Cash and cash
 equivalents, beginning
 of year................       335    2,983     3,639         3,639         7,984
                          --------  -------  --------  ------------  ------------
Cash and cash
 equivalents, end of
 year...................  $  2,983  $ 3,639  $  7,984  $     10,026  $     11,222
                          ========  =======  ========  ============  ============
Supplemental disclosures
 of cash flow
 information--Cash paid
 during the year for:
  Interest..............  $    --   $     7  $     26  $         17  $         64
                          ========  =======  ========  ============  ============
  Income taxes..........  $    --   $     7  $     33  $          5  $        868
                          ========  =======  ========  ============  ============

                See accompanying notes to financial statements.

                            METASOLV SOFTWARE, INC.

                         Notes to Financial Statements

  Years ended December 31, 1996, 1997 and 1998, and the six months ended June
                                   30, 1999
  (Information as of June 30, 1999 and for the six months ended June 30, 1998 and 1999 are unaudited)

1) Organization and Summary of Significant Accounting Policies

  MetaSolv Software, Inc. (the "Company"), a Delaware corporation headquartered in Plano, Texas, develops, delivers and supports order management and service provisioning solutions, or O&P solutions, for next-generation telecommunications service providers. The Company's Telecom Business Solution, or TBS, software is a comprehensive O&P solution that encompasses all of the functions necessary to fulfill customer requests for telecommunications services. The Company's TBS software is licensed to different types of telecommunications service providers including competitive local exchange carriers, or CLECs, broadband backbone providers, incumbent local exchange providers, long distance providers and new data CLECs.

 a) Revenue Recognition

  The Company's software products are licensed to customers through the Company's direct sales force. Software license revenue is generally recognized when the following criteria have been met: (a) a written contract for the license of software has been executed, (b) the Company has delivered the product to the customer, (c) the license fee is fixed or determinable, and (d) collectibility of the resulting receivable is deemed probable. Revenue on maintenance contracts is recognized ratably over the contract period. Revenue for implementation training and other services is generally recognized as the service is performed.

  The Company is frequently engaged to provide consulting and implementation services in connection with the licensing of its software. In situations where such services include significant modification or customization of the software or are otherwise essential to the functionality of the software, revenue relating to the software license and services are aggregated and the combined revenues are recognized using the percentage-of-completion method. Revenue earned on the percentage-of-completion method is based on management's estimate of progress towards completion. Changes to estimates of progress towards completion, if any, are accounted for as a change in estimate in the period of the change. Of total deferred revenues, $1,584,515 as of December 31, 1997 represent billings in excess of costs and related profits on certain contracts accounted for under the percentage-of-completion method. Of total unbilled receivables, $897,091, $335,000 and $335,000 as of December 31, 1997, 1998 and June 30, 1999, respectively, represent costs and related profits in excess of billings on contracts accounted for under the percentage-of-completion method.

  Accounts receivable include amounts due from customers for which revenue has been recognized. Deferred revenue includes amounts received from customers for which revenue has not been recognized.

  In October 1997, the Accounting Standards Executive Committee ("AcSEC") of the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") No. 97-2, "Software Revenue Recognition." Effective January 1, 1998, the Company adopted SOP 97-2. SOP 97-2 generally requires revenue recognized from software arrangements to be allocated to each element of the arrangement based on the relative

                            METASOLV SOFTWARE, INC.

  Years ended December 31, 1996, 1997 and 1998, and the six months ended June
                                   30, 1999
  (Information as of June 30, 1999 and for the six months ended June 30, 1998 and 1999 are unaudited)

fair values of the elements, such as software products, consulting, education services, installation or post-contract customer support. Fair values are based upon vendor specific objective evidence ("VSOE"). If evidence of fair value for each element of the arrangement does not exist, all revenue from the arrangement is deferred until such time that evidence of fair value does exist, or until all elements of the arrangement are delivered.

  In February 1998, AcSEC issued SOP 98-4, "Deferral of the Effective Date of SOP 97-2." The SOP defers the effective date for applying the provisions regarding VSOE of fair value until the AcSEC can reconsider what constitutes such VSOE. There was no material change to the Company's accounting for revenues as a result of the adoption of SOP 98-4.

  In December 1998, AcSEC issued SOP 98-9, "Software Revenue Recognition, with Respect to Certain Arrangements," which requires recognition of revenue using the "residual method" in a multiple element arrangement when fair value does not exist for one or more of the delivered elements in the arrangement. Under the "residual method," the total fair value of the undelivered elements is deferred and subsequently recognized in accordance with SOP 97-2. There was no material change to the Company's accounting for revenues as a result of the adoption of SOP 98-9.

  b) Cash and Cash Equivalents

  Cash equivalents consist of investments in an interest-bearing money market account with an average maturity of three months or less. For purposes of the statements of cash flows, the Company considers all highly liquid investments with remaining maturity of three months or less at the date of purchase to be cash equivalents.

  c) Restricted Cash

  Restricted cash consisted of cash deposited and held in escrow related to a license agreement. The restrictions were lifted during 1998 upon the customer's acceptance of the software.

  d) Equipment, Furniture, and Fixtures

  Equipment, furniture, and fixtures are stated at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, which range from three to twelve years.

  e) Fair Value of Financial Instruments

  The carrying values of cash equivalents, accounts receivable and accounts payable approximate fair value due to their short maturities. The note payable bears interest at a floating market rate and, therefore, its carrying value approximates fair value.

  f) Research and Development Costs

  Research and development costs incurred prior to the establishment of technological feasibility of the product are expensed as incurred. After technological feasibility is established, any additional software development costs would be capitalized in accordance with SFAS No. 86. Through June 30, 1999, the Company believes its process for developing software was essentially completed concurrently with the establishment of technological feasibility and, accordingly, no software development costs have been capitalized to date.

  g) Accounting for Impairment of Long-Lived Assets

  The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairments to be recognized are measured by the

                            METASOLV SOFTWARE, INC.

  Years ended December 31, 1996, 1997 and 1998, and the six months ended June
                                   30, 1999
  (Information as of June 30, 1999 and for the six months ended June 30, 1998 and 1999 are unaudited)

amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of their carrying amount or fair value less cost to sell.

  h) Income Taxes

  Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is reflected in income tax expense in the period that includes the enactment date.

  i) Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  j) Stock Option Plan

  The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, in accounting for its fixed plan stock options. As such, compensation expense would be recorded only if the fair value of the underlying stock exceeded its exercise price on the date of grant.

  k) Comprehensive Income

  On January 1, 1998, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income. SFAS No. 130 establishes standards for reporting and presentation of comprehensive income and its components in a full set of financial statements. The statement requires additional disclosures in the financial statements, but does not affect the Company's financial position or results of operations. Net income
(loss) as reported in the statements of operations is the Company's only component of comprehensive income during all periods presented.

  l) Earnings (Loss) Per Share

  Earnings (loss) per share of common stock is presented in accordance with the provisions of SFAS No. 128, Earnings Per Share. Under SFAS No. 128, basic earnings (loss) per share excludes dilution for potentially dilutive securities and is computed by dividing income or loss available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. Potentially dilutive securities are excluded from the computation of diluted earnings/loss per share when their inclusion would be antidilutive.

  m) Unaudited Interim Consolidated Financial Statements

  The accompanying unaudited interim consolidated financial statements as of June 30, 1999, and for the six months ended June 30, 1998 and 1999, have been prepared in accordance with generally accepted accounting principles. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation have been included.

                            METASOLV SOFTWARE, INC.

  Years ended December 31, 1996, 1997 and 1998, and the six months ended June
                                   30, 1999
  (Information as of June 30, 1999 and for the six months ended June 30, 1998 and 1999 are unaudited)


  n) Unaudited Pro Forma Consolidated Balance Sheet

  If the offering contemplated by this prospectus is consummated, all of the redeemable and convertible preferred stock outstanding will automatically be converted into common stock. The unaudited pro forma consolidated balance sheet as of June 30, 1999, has been adjusted for the assumed conversion of the outstanding shares of convertible preferred stock as of June 30, 1999.

  o) Reclassifications

  Certain reclassifications have been made to the 1997 and 1996 financial statements to conform to the current presentation.

2) Equipment, Furniture and Fixtures

  Equipment, furniture, and fixtures consist of the following (in thousands):

                                                  December 31,
                                                 ---------------
                                                  1997    1998    June 30, 1999
                                                 ------  -------  --------------
   Computer equipment and software.............. $1,461  $ 3,707     $ 4,480
   Furniture and fixtures.......................    889    1,357       1,604
   Leasehold improvements.......................    303      885         928
                                                 ------  -------     -------
                                                  2,653    5,949       7,012
   Less accumulated depreciation................   (448)  (1,211)     (1,887)
                                                 ------  -------     -------
   Equipment, furniture and fixtures, net....... $2,205  $ 4,738     $ 5,125
                                                 ======  =======     =======

3) Income Taxes

  During 1996, the Company utilized operating loss carryforwards for which no benefit had been recognized; therefore, a provision for income taxes was not recorded. Income tax expense (benefit) for the years ended December 31, 1997 and 1998, and the six months ended June 30, 1999, consists of (in thousands):

                                                   Year ended
                                                  December 31,      Six months
                                                 ---------------  ended June 30,
                                                  1997    1998         1999
                                                 ------  -------  --------------
   Current income tax expense:
     Federal.................................... $   17  $   434     $   713
     State......................................      8       66         115
                                                 ------  -------     -------
                                                     25      500         828
                                                 ------  -------     -------
   Deferred income tax expense (benefit):
     Federal....................................     35     (462)       (263)
     State......................................     --      (62)        (42)
                                                 ------  -------     -------
                                                     35     (524)       (305)
                                                 ------  -------     -------
   Total expense (benefit)...................... $   60  $   (24)    $   523
                                                 ======  =======     =======

                            METASOLV SOFTWARE, INC.

  Years ended December 31, 1996, 1997 and 1998, and the six months ended June
                                   30, 1999
  (Information as of June 30, 1999 and for the six months ended June 30, 1998 and 1999 are unaudited)


  Income tax expense differed from the amounts computed by applying the U.S. federal income tax rate of 34 percent to pretax income in the years ended December 31, 1996, 1997 and 1998, and the six months ended June 30, 1999 as follows (in thousands):

                                      Year ended December 31,       Six months
                                      --------------------------  ended June 30,
                                        1996     1997     1998         1999
                                      --------  -------  -------  --------------
Computed "expected" tax expense
 (benefit)........................... $    220  $   61   $   (71)      $421
Utilization of net operating loss
 carry-forwards for which no benefit
 had been recognized.................     (224)    (40)      --         --
Expenses not deductible for tax
 purposes............................        4      14        42         30
Effect of state and local taxes, net
 of federal benefit..................      --        8         2         48
Other................................      --       17         3         24
                                      --------  ------   -------       ----
Provision for income taxes........... $    --   $   60   $   (24)      $523
                                      ========  ======   =======       ====

  The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities are presented below (in thousands):

                                                      December 31,
                                                      --------------  June 30,
                                                       1997    1998     1999
                                                      ------  ------  --------
   Deferred tax assets:
   Accrued expenses.................................. $   19  $  489   $  341
   Allowance for doubtful accounts...................     13     156      464
                                                      ------  ------   ------
   Total gross deferred tax assets...................     32     645      805
   Deferred tax liability--equipment, furniture and
    fixtures, due to differences in depreciation.....    (67)   (156)     (11)
                                                      ------  ------   ------
       Net deferred tax asset (liability)............ $  (35) $  489   $  794
                                                      ======  ======   ======

4) Accrued Expenses

  Accrued expenses consist of the following (in thousands):

                                                      December 31,
                                                      --------------  June 30,
                                                       1997    1998     1999
                                                      ------  ------  --------
   Employee compensation............................. $  983  $3,929   $3,559
   Sales tax payable.................................    409     496      953
   Royalties, income taxes and other expenses........    598   2,646    3,214
                                                      ------  ------   ------
                                                      $1,990  $7,071   $7,726
                                                      ======  ======   ======

5) Note Payable

  The Company has a committed revolving line of credit agreement with a bank, expiring in July 2002, in the amount of $6,000,000 and an equipment term loan facility that provides for borrowings up to $4,000,000. Interest on outstanding borrowings accrues at the bank's prime rate of interest (8.5% as of December 31, 1997 and 1998, and 8.0% as of June 30, 1999). The facility is secured by substantially all of the Company's tangible assets. As

                            METASOLV SOFTWARE, INC.

  Years ended December 31, 1996, 1997 and 1998, and the six months ended June
                                   30, 1999
  (Information as of June 30, 1999 and for the six months ended June 30, 1998 and 1999 are unaudited)

of December 31, 1997 there was $92,913 of outstanding borrowings under a previous line of credit, which were due and paid in 1998. As of June 30, 1999 there was $1,866,000 of outstanding borrowings under the revolving line of credit. The Company also had a standby letter of credit (in lieu of a security deposit) totaling $900,000 as of December 31, 1997, and $1,300,000 as of December 31, 1998 and June 30, 1999, which reduce the borrowing availability under the revolving line of credit.

6) Preferred Stock and Redeemable Preferred Stock

  In 1996, the Company issued 3,229,240 shares of Class B redeemable preferred stock for net cash proceeds of $2,475,400. In 1997, the Company issued 139,840 additional shares of Class B redeemable preferred stock for cash proceeds of $110,400. In 1998, the Company issued 1,428,573 shares of Class C redeemable preferred stock for cash proceeds of $10,000,011.

  Class A preferred stock is not redeemable. Class B and C redeemable preferred shareholders are entitled to request mandatory redemption of their stock beginning in April 2005 at a price equal to the liquidation value of such stock. The holders of the Class A, Class B and Class C preferred stock are entitled to certain additional rights as described below.

  Dividend Preference--The preferred shareholders are entitled to receive dividends before any distributions are made to holders of common stock. No dividends have been declared on any preferred stock.

  Liquidation Preference--Upon voluntary or involuntary liquidation, dissolution or other winding up of the Company, preferred shareholders in each class are entitled to a liquidation preference per share on a pro rata basis of the original issue price per share for such class ($.5263 for Class A, $.75 for Class B, and $7.00 for Class C), plus declared but unpaid dividends for such class, before any distributions are made to holders of common stock.

  Conversion Rights--Each share of preferred stock is convertible at the option of the holder, at any time after issuance, into a number of shares of common stock to be determined by dividing the original issue price by the Conversion Price, as defined. The Conversion Price per share is the same as the original issue price per share, except that for Class B and Class C stock the Conversion Price is subject to adjustment for certain dilutive issuances, and that the Conversion Price for each share of preferred stock is subject to adjustment for stock splits, stock dividends or other recapitalizations or combinations. The Company may require the conversion of all of the outstanding preferred stock upon the closing of a firm commitment for an underwritten public offering of shares of the Company's common stock in which the net proceeds received by the Company and the price per share of common stock meet certain minimums. There is also a special mandatory conversion requirement for Class B and Class C preferred stock in the event of certain dilutive financing events where a holder of such preferred stock does not exercise his or her rights of first offer to participate in the dilutive financing.

  Voting Rights--Each share of preferred stock votes on an as-converted basis on all matters submitted to the Company's shareholders.

  During 1998, the Company issued 190 shares of Class A and Class B preferred stock in exchange for each outstanding share of Class A and Class B preferred stock, respectively. The Company has treated the exchange like a stock split and has adjusted the historical share amounts on a retroactive basis.

                            METASOLV SOFTWARE, INC.

  Years ended December 31, 1996, 1997 and 1998, and the six months ended June
                                   30, 1999
  (Information as of June 30, 1999 and for the six months ended June 30, 1998 and 1999 are unaudited)


7) Stock Option Plan

  In 1992, the Company adopted a stock option plan pursuant to which the Board of Directors may grant stock options to officers and employees. The stock option plan authorizes grants of options to purchase up to 3,860,000 shares of authorized but unissued common stock. Stock options are granted with an exercise price equal to the stock's fair market value at the date of grant. All options have ten-year terms and generally become exercisable in five equal cumulative installments beginning on the first anniversary of the grant date.

  At June 30, 1999, there were 281,930 additional shares available for grant under the plan. The per share weighted-average fair value of stock options granted for the years ended December 31, 1996, 1997, and 1998 and the six months ended June 30, 1999 was $.17, $.15, $.83 and $1.83, respectively, as estimated using the minimum value option-pricing model with the following assumptions: expected dividend yield of 0%, risk-free interest rate of 6%, and an expected life of five years.

  The Company applies APB Opinion No. 25 in accounting for its stock option plan and, accordingly, no compensation cost has been recognized for its stock options in the financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under Statement of Financial Accounting Standards No. 123, Accounting for Stock Based Compensation, the Company's net income would have been reduced to the pro forma amounts indicated below (in thousands):

                            Year ended December 31,   Six Months Ended June 30,
                            ------------------------  -------------------------
                             1996    1997     1998        1998          1999
                            ------- ------- --------  -------------  ------------
Net income (loss):
  As reported..............    $648    $120    $(186)       $(1,312)       $ 716
  Pro forma................     642      88     (278)        (1,343)         637

  Stock option activity during the periods indicated is as follows:

Pro forma net loss reflects only stock options granted after December 31, 1995. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net loss amounts presented above because compensation cost is reflected over the options' vesting periods of four years and compensation expense pertaining to stock options granted in prior periods is not considered.

                                                                    Weighted-
                                                        Number       average
                                                       of shares  exercise price
                                                       ---------  --------------
Balance as of December 31, 1995.......................   514,900      $ .48
  Granted.............................................   392,000        .67
  Exercised...........................................    (4,500)       .47
  Forfeited...........................................   (70,020)       .60
                                                       ---------
Balance as of December 31, 1996.......................   832,380        .56
  Granted............................................. 1,030,300        .67
  Exercised...........................................       (80)       .67
  Forfeited...........................................  (173,320)       .67
                                                       ---------
Balance as of December 31, 1997....................... 1,689,280        .61
  Granted.............................................   849,150       3.57
  Exercised...........................................  (118,610)       .62
  Forfeited...........................................  (202,300)      2.72
                                                       ---------
Balance as of December 31, 1998....................... 2,217,520       1.55
  Granted............................................. 1,415,300       7.23
  Exercised...........................................   (77,830)       .76
  Forfeited...........................................  (166,040)      1.89
                                                       ---------
Balance as of June 30, 1999........................... 3,388,950       3.92
                                                       =========

                            METASOLV SOFTWARE, INC.

  Years ended December 31, 1996, 1997 and 1998, and the six months ended June
                                   30, 1999
  (Information as of June 30, 1999 and for the six months ended June 30, 1998 and 1999 are unaudited)

  At December 31, 1998, the range of exercise prices and weighted-average remaining contractual life of outstanding options was $.47 to $7.00 and 7.76 years, respectively. The following table presents information about outstanding stock options as of December 31, 1998:

                                                      Options vested and
                           Weighted average              exercisable
     Range of            --------------------     --------------------------
     Exercise  Number of Exercise Contractual     Number of Weighted average
      Prices    options   price      life          options       price
     --------- --------- -------- -----------     --------- ----------------
     $.47- .67 1,522,970  $0.62      7.42 years    611,040       $0.58
      .90-1.20   383,400   1.20      9.12            5,000        0.90
        3.50      36,400   3.50      9.40              --
        7.00     274,750   7.00      9.76              --
               ---------                           -------
     Totals    2,217,520                           616,040
               =========                           =======

  At December 31, 1996, 1997 and 1998, and June 30, 1999, 156,690, 322,430,
616,040 and 878,815 options were vested and exercisable at a weighted-average exercise price of $.49, $.52, $.59 and $.79, respectively.

8) 401(k) Plan and Trust Agreement

  The Company has a 401(k) Plan and Trust Agreement under which employees are entitled to deduct and contribute up to 15% of their salary, subject to certain regulatory limitations, to a defined contribution plan. In 1996, 1997 and 1998 the Company made discretionary profit sharing contributions of $24,000, $123,444 and $337,084, respectively, to the plan. For the six months ended June 30, 1999 the Company accrued discretionary profit sharing contributions of $215,770.

9) Commitments and Contingencies

  Leases

  The Company leases its offices under operating leases, which expire through 2010. Future minimum annual rent payments for leases having initial or remaining noncancelable lease terms in excess of one year are as follows (in thousands):

                                                                  Total minimum
     Years ending                                                 lease payments
     December 31,                                                 --------------
     1999........................................................    $ 1,227
     2000........................................................      2,177
     2001........................................................      2,598
     2002........................................................      2,652
     2003........................................................      2,707
     Thereafter..................................................     17,558
                                                                     -------
                                                                     $28,919
                                                                     =======

  Included above are $19,125,000 of minimum lease payments related to office space currently under construction that the Company expects to occupy in the fourth quarter of 1999. Rent expense for the years ended December 31, 1996, 1997 and 1998, and the six months ended June 30, 1999, amounted to $91,727, $558,778, $1,175,047 and $674,834, respectively.

                            METASOLV SOFTWARE, INC.

  Years ended December 31, 1996, 1997 and 1998, and the six months ended June
                                   30, 1999
  (Information as of June 30, 1999 and for the six months ended June 30, 1998 and 1999 are unaudited)


  Legal Proceedings

  The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's financial position, results of operations, or liquidity.

10) Earnings per Share

  The following table sets forth the computation of basic and diluted earnings per share (in thousands, except per share data):

                                            Year ended           Six months
                                           December 31,        ended June 30,
                                      ----------------------  -----------------
                                       1996    1997    1998     1998     1999
                                      ------- ------- ------  --------  -------
Numerator:
  Net income (loss).................. $   648 $   120 $ (186) $ (1,312) $   716
                                      ======= ======= ======  ========  =======
Denominator:
  Denominator for basic earnings
   (loss) per share-- weighted-
   average common shares
   outstanding.......................   5,702   5,705  5,736     5,711    5,852
  Effect of dilutive securities:
    Preferred stock..................   5,382   6,624    --        --     8,123
    Employee stock options...........     136     143    --        --     1,652
                                      ------- ------- ------  --------  -------
  Denominator for diluted earnings
   (loss) per share-- weighted-
   average common and common
   equivalent shares outstanding.....  11,220  12,472  5,736     5,711   15,627
                                      ======= ======= ======  ========  =======
Earnings (loss) per common share:
  Basic earnings (loss) per common
   share............................. $  0.11    0.02  (0.03)    (0.23)    0.12
                                      ======= ======= ======  ========  =======
  Diluted earnings (loss) per common
   share............................. $  0.06    0.01  (0.03)    (0.23)    0.05
                                      ======= ======= ======  ========  =======

  There are no potentially dilutive shares that are excluded from the earnings per share calculations for the six months ended June 30, 1999.

11) Segment Information and Concentration of Credit Risk

  The Company has adopted SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. SFAS No. 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires those enterprises to report selected information about operating segments in interim financial reports issued to stockholders. The method for determining what information to report is based on the way management organizes the operating segments within the Company for making operating decisions and assessing financial performance.

  The Company's chief operating decision-maker is considered to be the Chief Executive Officer ("CEO"). The CEO reviews financial information presented on a consolidated basis accompanied by disaggregated information about revenues by product and service line for purposes of making operating decisions and assessing financial performance. The financial information reviewed by the CEO is identical to the information presented in the accompanying statements of operations. Therefore, the Company operates in a single operating segment: telecommunications software and related services.

                            METASOLV SOFTWARE, INC.

  Years ended December 31, 1996, 1997 and 1998, and the six months ended June
                                   30, 1999
  (Information as of June 30, 1999 and for the six months ended June 30, 1998 and 1999 are unaudited)


  Revenue information regarding operations for different products and services is as follows (in thousands):

                                               Year ended          Six months
                                              December 31,       ended June  30,
                                         ----------------------- ---------------
                                          1996    1997    1998    1998    1999
                                         ------- ------- ------- ------- -------
Revenues:
 Software............................... $ 1,895 $ 5,262 $23,433 $ 6,548 $17,165
 Professional services..................   2,720   5,386  14,471   5,064  10,759
 Post-contract customer support.........     450     897   4,672   1,711   4,212
                                         ------- ------- ------- ------- -------
 Total revenues......................... $ 5,065 $11,545 $42,576 $13,323 $32,136
                                         ======= ======= ======= ======= =======

  The Company has derived substantially all of its revenues from the United States and Canada. Accordingly, the Company does not produce reports that measure performance of segments by geographic region.

  The Company evaluates the performance of its operating segments based on revenues only. The Company does not assess the performance of its segments on other measures of income or expense, such as depreciation and amortization, operating income or net income. In addition, the Company's assets are not allocated to any specific segment, and the Company does not produce reports that measure segment performance based on any asset-based metrics. Therefore, segment information is presented only for revenues.

  The Company licenses its telecommunications software products to incumbent local exchange telephone carriers, competitive local exchange carriers, and competitive access providers. The Company performs ongoing credit evaluations of its customers' financial condition but does not require collateral or other security to support its trade accounts receivable. The table below presents the portion of the Company's revenues derived from its major customers for the periods presented and the portion of accounts receivable as of December 31, 1998 and June 30, 1999 related to such customers:

               Accounts receivable                       Revenues
Customers      ----------------------    -------------------------------------------
                                         Year ended December 31,    Six months ended
               Dec. 31,     June 30,     -------------------------      June 30,
                 1998         1999        1996     1997     1998          1999
               ---------    ---------    -------  -------  -------  ----------------
A.............         22%           5%       --      12%      22%        14%
B.............          4%           3%       2%       2%      11%         1%
C.............         20%          17%       --       --       8%         8%
D.............          1%           4%      16%      26%       5%         5%
E.............          5%           2%      36%      21%       3%         3%
F.............          --           --       --      10%       4%         1%
G.............          --           --      10%       1%       --         --

                    [LOGO OF METASOLV SOFTWARE APPEARS HERE]

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

  The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the Company in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee and the NASD filing fees.

   SEC Registration fee................................................... $
   NASD fee...............................................................
   Nasdaq National Market initial listing fee.............................
   Printing and engraving.................................................
   Legal fees and expenses of the Company.................................
   Accounting fees and expenses...........................................
   Directors and Officers Liability Insurance.............................
   Blue sky fees and expenses.............................................
   Transfer agent fees....................................................
   Miscellaneous..........................................................
                                                                           ----
     Total................................................................
                                                                           ====

Item 14. Indemnification of Directors and Officers

  Section 145 of the Delaware General Corporation Law authorizes a court to award or a corporation's board of directors to grant indemnification to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933 (the "Act"). Article VII of the Registrant's By-Laws provides for mandatory indemnification of its directors and officers and permissible indemnification of employees and other agents to the maximum extent permitted by the Delaware General Corporation Law. The Registrant's amended and restated certificate of incorporation provides that, pursuant to Delaware law, its directors shall not be liable for monetary damages for breach of the directors' fiduciary duty as directors to the Registrant and its stockholders. This provision in the amended and restated certificate of incorporation does not eliminate the directors' fiduciary duty, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Registrant for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws. The Registrant has entered into Indemnification Agreements with its officers and directors, a form of which is attached as Exhibit 10.1 hereto and incorporated herein by reference. The Indemnification Agreements provide the Registrant's officers and directors with further indemnification to the maximum extent permitted by the Delaware General Corporation Law. The Registrant maintains liability insurance for its directors and officers. Reference is also made to Section of the underwriting agreement contained in Exhibit 1.1 hereto, indemnifying officers and directors of the Registrant against certain liabilities, and
Section 1.9 of the Investors' Rights Agreement contained in Exhibit 4.1 hereto, indemnifying certain of the Company's stockholders, including controlling stockholders, against certain liabilities.


Item 15. Recent Sales of Unregistered Securities

  (a) From July 1, 1996 through June 30, 1999, the Registrant has issued and sold the following securities:

  1. The Registrant granted stock options to purchase 3,674,550 shares of Common Stock at exercise prices ranging from $0.67 to $7.30 per share to employees, consultants and directors pursuant to its 1992 Stock Option Plan.

  2. From July 1, 1996 through June 30, 1999, the Registrant issued and sold an aggregate of 198,770 shares of its Common Stock to employees, consultants and directors for aggregate consideration of approximately $137,142 pursuant to exercises of options granted under its 1992 Stock Option Plan.

  3. In June 1998, the Registrant issued and sold 1,428,573 shares of its Class C Preferred Stock for an aggregate purchase price of approximately $10,000,011.

  The issuances described in Items 15(a)(1) and (2) were deemed exempt from registration under the Securities Act in reliance on Rule 701 promulgated under the Securities Act or Section 4(2) of the Securities Act. The issuance of the securities described in Item 15(a)(3) was deemed exempt from registration under the Act in reliance on section 4(2) of such Act as transactions by an issuer not involving any public offering. In addition, the recipients of securities in each such transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates issued in such transactions. All recipients had adequate access, through their relationships with the Registrant, to information about the Registrant.

Item 16. Exhibits and Financial Statement Schedules

  (a) Exhibits

 Exhibit No. Description
 ----------- -----------
     1.1     Form of Underwriting Agreement.
     3.1     Amended and Restated Certificate of Incorporation of the
             Registrant, as amended to date.
     3.2     Form of Amended and Restated Certificate of Incorporation of the
             Registrant to be filed after the closing of the offering made pursuant to this Registration Statement.
     3.3     Amended and Restated Bylaws of the Registrant, dated May 26, 1998.
     3.4     Form of Amended and Restated Bylaws of the Registrant to be
             effective upon the closing of the offering made pursuant to their
             Registration Statement.
     4.1     Investors' Rights Agreement, dated June 2, 1998, among the
             Registrant and the shareholders named therein, as amended.
     4.2*    Specimen Certificate of the Registrant's common stock.
     5.1*    Opinion of Gunderson Dettmer Stough Villeneuve Franklin &
             Hachigian, LLP, counsel to the Registrant.
    10.1     Form of Indemnification Agreement entered into between the
             Registrant and its directors and executive officers.
    10.2     1992 Stock Option Plan.
    10.3     Long-Term Incentive Plan.
    10.4     Employee Stock Purchase Plan.
    10.5*    Mutual Release between the Registrant and Michael J. Watters,
             dated      .
    10.6*    Commercial Lease Agreement between the Registrant and CrownInvest
             I, L.P., dated April 1, 1997, as amended to date.
    10.7*    Commercial Lease Agreement between the Registrant and William R.
             Cooper and Craig A. Cooper, dated August 21, 1998 , as amended to date.
    23.1     Consent of KPMG LLP, independent accountants.
    23.2*    Consent of Gunderson Dettmer Stough Villeneuve Franklin &
             Hachigian, LLP, counsel to the Registrant. Reference is made to
             Exhibit 5.1.
    24.1     Power of Attorney. Reference is made to page II-4.
    27.1     Financial Data Schedule.

--------
 * To be supplied by amendment.

**Confidential treatment requested as to certain portions of these exhibits.

  (b) Financial Statement Schedule

    Auditors' Report on Schedule

    Schedule II--Valuations and Qualifying accounts.

  Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings

  The Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

  Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the Delaware General Corporation Law, the Amended and Restated Certificate of Incorporation or the By-Laws of the Registrant, Indemnification Agreements entered into between the Registrant and its officers and directors, the underwriting agreement, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  The Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Plano, State of Texas, on this 10th day of September, 1999.

                                          MetaSolv Software, Inc.

                                                   /s/ JAMES P. JANICKI
                                          By: _________________________________
                                                     James P. Janicki
                                               President and Chief Executive
                                                          Officer

                               POWER OF ATTORNEY

  KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints James P. Janicki, Sid Sack and Glenn Etherington, and each of them, his or her true and lawful attorneys-in-fact and agents with full power of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to sign any registration statement for the same offering covered by this Registration Statement that is to be effective on filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or her or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

  Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

              Signature                          Title                   Date
              ---------                          -----                   ----

         /s/ JAMES P. JANICKI          President, Chief Executive September 10, 1999
______________________________________  Officer and Director
           James P. Janicki             (Principal Executive
                                        Officer)

       /s/ GLENN A. ETHERINGTON        Chief Financial Officer    September 10, 1999
______________________________________  (Principal Financial and
         Glenn A. Etherington           Accounting Officer)

         /s/ DAVID R. SEMMEL           Director                   September 10, 1999
______________________________________
           David R. Semmel

       /s/ WILLIAM N. SICK, JR.        Director                   September 10, 1999
______________________________________
         William N. Sick, Jr.

           /s/ ADAM SOLOMON            Director                   September 10, 1999
______________________________________
             Adam Solomon

         /s/ JOHN D. THORNTON          Director                   September 10, 1999
______________________________________
           John D. Thornton

         /s/ BARRY F. EGGERS           Director                   September 10, 1999
______________________________________
           Barry F. Eggers

          /s/ JOHN W. WHITE            Director                   September 10, 1999
______________________________________
            John W. White

                   INDEPENDENT AUDITORS' REPORT ON SCHEDULE

The Board of Directors
MetaSolv Software, Inc.

Under date of February 26, 1999 we reported on the balance sheets of MetaSolv Software, Inc. as of December 31, 1997 and 1998 and the related statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1998, which are included in the prospectus. In connection with our audits of the aforementioned financial statements, we also audited the related financial statement schedule included in the registration statement. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement schedule based on our audits.

In our opinion, such financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

                                          /s/ KPMG LLP

                                          KPMG LLP

Dallas, Texas
February 26, 1999

                            METASOLV SOFTWARE, INC.

                 SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS
                                 (in thousands)

                                     Additions  Additions
                          Balance at charged to  charged             Balance at
                          beginning  costs and  to other               end of
Description               of period   expenses  accounts  Deductions   period
-----------               ---------- ---------- --------- ---------- ----------
FOR THE YEAR ENDED
 DECEMBER 31, 1998
Allowances Deducted from
 Assets:
  Accounts receivable...     $90        $510        --        --        $600
                             ===        ====       ===       ===        ====
FOR THE YEAR ENDED
 DECEMBER 31, 1997
Allowances Deducted from
 Assets:
  Accounts receivable...     $35        $186        --       131        $ 90
                             ===        ====       ===       ===        ====
FOR THE YEAR ENDED
 DECEMBER 31, 1996
Allowances Deducted from
 Assets:
  Accounts receivable...     $--        $ 35        --        --        $ 35
                             ===        ====       ===       ===        ====

                               INDEX TO EXHIBITS

                                                                  Sequentially
                                                                    Numbered
 Exhibit No. Exhibit                                                  Page
 ----------- -------                                              ------------
     1.1     Form of Underwriting Agreement.
     3.1     Amended and Restated Certificate of Incorporation
             of the Registrant, as amended to date.
     3.2     Form of Amended and Restated Certificate of
             Incorporation of the Registrant to be filed after
             the closing of the offering made pursuant to this
             Registration Statement.
     3.3     Amended and Restated Bylaws of the Registrant,
             dated May 26, 1998.
     3.4     Form of Amended and Restated Bylaws of the
             Registrant to be effective upon the closing of the
             offering made pursuant to this Registration
             Statement.
     4.1     Investors' Rights Agreement, dated June 2, 1998,
             among the Registrant and the shareholders named
             therein, as amended.
     4.2*    Specimen Certificate of the Registrant's common
             stock.
     5.1*    Opinion of Gunderson Dettmer Stough Villeneuve
             Franklin & Hachigian, LLP, counsel to the
             Registrant.
    10.1     Form of Indemnification Agreement entered into
             between the Registrant and its directors and
             executive officers.
    10.2     1992 Stock Option Plan.
    10.3     Long-Term Incentive Plan.
    10.4     Employee Stock Purchase Plan.
    10.5*    Mutual Release between the Registrant and Michael
             J. Watters, dated    .
    10.6*    Commercial Lease Agreement between the Registrant
             and CrownInvest I, L.P., dated April 1, 1997, as
             amended to date.
    10.7*    Commercial Lease Agreement between the Registrant
             and William R. Cooper and Craig A. Cooper, dated
             August 21, 1998, as amended to date.
    23.1     Consent of KPMG LLP, independent accountants.
    23.2*    Consent of Gunderson Dettmer Stough Villeneuve
             Franklin & Hachigian, LLP, counsel to the
             Registrant. Reference is made to Exhibit 5.1.
    24.1     Power of Attorney. Reference is made to page II-4.
    27.1     Financial Data Schedule.

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 * To be supplied by amendment.

**Confidential treatment requested as to certain portions of these exhibits.